Kenexa
www.kenexa.com

Kenexa® Corporation

Annual Report 2008

Executive Officers and Directors

EXECUTIVE OFFICERS

Nooruddin (Rudy) S. Karsan
Chairman of the Board of Directors
and Chief Executive Officer

Archie L. Jones, Jr.
Vice President of Business Development

Troy A. Kanter
President, Chief Operating Officer
and Director

Jim P. Restivo
Chief Knowledge Officer

Sarah M. Teten
Chief Marketing Officer

Donald F. Volk
Chief Financial Officer

NON-MANAGEMENT DIRECTORS

Barry M. Abelson
Partner, Pepper Hamilton LLP

Joseph A. Konen
Retired President and
Chief Operating Officer,
Ameritrade Holding Corporation

John A. Nies
Principal, Sage River Partners, LLC

Richard J. Pinola
Former Chairman and
Chief Executive Officer,
Right Management Consultants

Dr. Renee B. Booth
President, Leadership Solutions, Inc.

Rebecca J. Maddox
President and Chief Executive Officer,
Maddox Smye, LLC

Letter to the Shareholders



"As economic cycles fluctuate, one thing remains the same. No matter who they are, or what part of the world they live in, people define themselves by the work that they do. People's work allows them to provide food and shelter for their family, health and education for their children, and most importantly, gives them a sense of dignity and purpose."

Nooruddin (Rudy) Karsan
CEO and Chairman of the Board

2008 was undoubtedly the most challenging operating environment that Kenexa has faced in its more than 20 year history. The credit crisis, subsequent economic slowdown and increasing unemployment rate had a clear impact on HR-related technology and consulting spending.

During the fourth quarter, the U.S. unemployment rate was announced at 7.2%, representing the highest reported level since the early 1990s, and we continue to read about major global corporations announcing layoffs numbering in the thousands. The pronounced impact on the jobs market during 2008 is important because the employer-employee relationship is at the heart of Kenexa's business. While the economic downturn has placed a great deal of stress on employer-employee relationships worldwide, we believe that this strain will eventually create significant opportunity for Kenexa as organizations begin to look for better ways to identify the best individuals for their jobs and create the best work environments to maximize their employees' performance.

The long-term demand drivers for talent management solutions remain intact—the aging of the workforce, the declining tenure of employees, increased globalization, fluidity of organizational structures and pressures on the HR department to minimize costs. As stated above, we believe Kenexa is well positioned to take advantage of this attractive long-term market opportunity. Kenexa's use of employee research to study individual human behavior and human behavior in work groups gives us the unique ability to create content and measurement tools to predict and enhance individual and organizational performance. This is the foundation we use to implement better HR business processes for our customers and is the driver for our integrated technology strategy to support the entire employee lifecycle. This proven value proposition, along with our critical mass, premier customer base, strong balance sheet and history of profitability gives us an optimistic view as we enter into an uncertain 2009.

2008 Accomplishments

There were many important accomplishments in 2008 that are important from both a short- and long-term perspective.

- We exited the year as one of the largest vendors in the overall talent management and on-demand markets, which provides Kenexa with significant critical mass,
- We added more than 150 preferred partner customers (customers that generate $50,000 or more in annual revenue),
- We signed a record number of customers for our applicant tracking system (ATS) during the fourth quarter, and our ATS renewal rates remained in the 90+ percent range—both are a product of our significant investments in R&D, including our Kenexa Recruiter® BrassRing offering,
- Our technology was recognized as market leading by independent industry analysts,
- Our solutions were used by the largest and most complex organizations in the world, such as GE, Caterpillar, PricewaterhouseCoopers, ExxonMobil, amongst many others,
- We expanded our value proposition via internal development and complementary acquisitions,
- Our P-cubed metric, which measures the average annual revenue contribution of our top 80 customers, grew to more than $1.4 million,
- We continued to grow our global footprint, exiting the year with operations in more than 15 countries, and
- We generated meaningful profitability and cash flow, which enabled Kenexa to repurchase over 1.6 million shares during the year.

2008 Financial Performance

Total revenue for 2008 came in at $204 million, which was an increase of 12% compared to 2007. From a profitability perspective, Kenexa generated non-GAAP operating income of $37 million, which represented a non-GAAP operating margin of 18%. Non-GAAP earnings per share came in at $1.35, which was an increase compared to $1.16 in 2007.

Kenexa's financial profile at the end of 2008 remained strong. We had cash, cash equivalents, and short- and long-term investments of $43 million at December 31, 2008, and during the year, we generated over $32 million in cash flows from operations.

In 2008, we followed through with a key promise that we made to shareholders. Namely, in the event that the economic environment became more difficult and it impacted the company's top line performance, we would take action as a management team to protect the profitability of the company. In the fourth quarter, we took action to realign our cost structure, and we announced a similar but smaller action during early 2009 as well.

We'll continue to monitor the health of the global economy and remain committed to balancing the delivery of profitability and cash flow, ensuring that Kenexa is well positioned to drive long-term growth.

Kenexa's Focus on Our Core

We want to be the company that organizations turn to when they want to build the greatest workforce in their industry. The Human Resources solutions marketplace today is crowded with multiple vendors offering various solutions. What makes Kenexa unique in the Human Capital Management marketplace is our philosophy that the HR department can have the single largest impact on an organization's financial success through a combination of science, technology and business process outsourcing, helping it place the right individuals in the right environments to ultimately drive business outcomes.

Serving Humanity

Beyond our goal to provide our customers with solutions that ultimately link Human Resources to their income statements, we remain driven by a larger purpose. As economic cycles fluctuate, one thing remains the same. No matter who they are, or what part of the world they live in, people define themselves by the work that they do. People's work allows them to provide food and shelter for their family, health and education for their children, and most importantly, gives them a sense of dignity and purpose. It is this mission of ultimately improving lives by the work that we do that keeps Kenexans passionate and engaged every day.

I would like to close by again thanking all of our stakeholders for your continued support.

I look forward to writing to you again next year.

Yours truly,

Rudy Karsan

Kenexa

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File number 000-51358

Kenexa Corporation

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-3024013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
650 East Swedesford Road, Wayne, PA	**19087**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (610) 971-9171

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share

(Title Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 30, 2008 was approximately $344,245,723. Such aggregate market value was computed by reference to the closing price of the common stock as reported on the Nasdaq National Market on June 30, 2008. For purposes of determining this amount only, Registrant has defined affiliates of the Registrant to include the executive officers and directors of Registrant and holders of more than 10% of the Registrant's common stock on June 30, 2008.

The number of shares outstanding of the Registrant's Common Stock, as of March 11, 2009 was 22,522,844.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	FORM 10-K REFERENCE
Portions of Proxy Statement for 2009 Annual Meeting of Shareholders	Part III

KENEXA CORPORATION
FORM 10-K
DECEMBER 31, 2008
TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K and the documents incorporated herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," "expects" and similar expressions, involve risks and uncertainties, and relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenue and expense levels and the adequacy of our available cash resources. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in "Item 1A—Risk Factors" in this Annual Report on Form 10-K.

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and our actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We disclaim any obligation or undertaking to disseminate any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 1. Business

Company Overview

We provide software, proprietary content and services that enable organizations to more effectively recruit and retain employees. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We offer the software applications that form the core of our solutions on an on-demand basis, which materially reduces the costs and risks associated with deploying traditional enterprise applications. We complement our software applications with tailored combinations of outsourcing services, proprietary content and consulting services based on our 21 years of experience assisting clients in addressing their human resource, or HR, requirements. Together, our software applications and services form what are commonly referred to as solutions. We believe that these solutions enable our clients to improve the effectiveness of their talent acquisition programs, increase employee productivity and retention, measure key HR metrics and make their talent acquisition and employee performance management programs more efficient.

We sell our solutions to large and medium-sized organizations through our direct sales force. As of December 31, 2008, we had a client base of approximately 4,400 companies, including approximately 180 companies on the Fortune 500 list published in April 2008. Our client base includes companies that we billed for services during the 12 months ended December 31, 2008 and does not necessarily indicate an ongoing relationship with each such client. Our top 80 clients contributed approximately 56.3%, 53.5% and 61.0% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Our clients typically purchase multi-year subscriptions which provide us with a recurring revenue stream. Recently however, the economic downturn has adversely impacted this trend, resulting in lower annual renewals. During each of the years ended December 31, 2008 and 2007, our clients renewed more than 75% and 90%, respectively, of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts subject to renewal during the period.

We derive revenue primarily from two sources, subscription fees for our solutions and fees for discrete professional services. During the years ended December 31, 2008, 2007 and 2006, subscription revenue comprised approximately 80.2%, 81.7% and 80.7%, respectively, of our total revenue.

We are a Pennsylvania corporation. We began our operations under predecessor companies, Insurance Services, Inc., or ISI, and International Holding Company, Inc., or IHC, in 1987. In December 1999, we reorganized our corporate structure by merging ISI and IHC with and into Raymond Karsan Associates, Inc., or RKA, a Pennsylvania corporation and a wholly owned subsidiary of Raymond Karsan Holdings, Inc., or RKH, a Pennsylvania corporation. Each of RKA and RKH were newly created to consolidate the businesses of ISI and IHC. In April 2000, we changed our name to TalentPoint, Inc. and we changed the name of RKA to TalentPoint Technologies, Inc. In November 2000, we changed our name to Kenexa Corporation, or Kenexa, and we changed the name of TalentPoint Technologies, Inc. to Kenexa Technology, Inc., or Kenexa Technology. Currently, Kenexa transacts business primarily through Kenexa Technology and its wholly owned subsidiaries.

Our principal executive offices are located at 650 East Swedesford Road, Second Floor, Wayne, PA 19087.

Our telephone number is (610) 971-9171. We maintain an Internet website at http://www.kenexa.com.

Recent Events

In response to the increasingly challenging macroeconomic environment and strengthening U.S. dollar in 2008, we reduced our revenue guidance in the third quarter of 2008 for the remainder of the year. Following this we announced a restructuring program involving staff reductions of approximately 12%. The cost of the restructuring, which included one-time severance and outplacement benefits and legal fees, totaled approximately $2.0 million.

On April 2, 2008, we acquired Quorum International Holdings Limited ("Quorum"), a provider of recruitment process outsourcing services based in London, England, for a purchase price of approximately $27.9 million, in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.7 million, was approximately $28.6 million. The acquisition of Quorum has broadened our presence in the global recruitment market.

On February 20, 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3,000,000 shares of our common stock, of which 1,125,651 shares have been repurchased at an aggregate cost of $20.4 million as of December 31, 2008. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. The stock repurchases may be made from time to time on the open market or in privately negotiated transactions. The stock repurchase program does not require us to repurchase any specific number of shares, and we may terminate the repurchase program at any time. As of December 31, 2008, the number of shares available for repurchase under the stock repurchase plan was 1,874,349.

On November 8, 2007, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 2,000,000 shares of our common stock, of which 1,448,091 shares were repurchased at an aggregate cost of $25.5 million as of December 31, 2007. These shares were restored to original status and accordingly are presented as authorized but not issued. In January 2008, the remaining 551,909 shares available for repurchase under this stock repurchase plan were repurchased at an aggregate cost of $9.8 million.

Industry Overview

Talent acquisition is the sourcing, recruiting, screening and assessment of employees. Employee performance management is the systematic process by which an organization tracks, monitors and optimizes employee behavior and productivity, and evaluates performance through employee reviews, appraisals and business metrics.

Drivers of Demand for Talent Acquisition and Employee Performance Management Applications

According to the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2008 was approximately $6.5 trillion, or approximately 45% of the total U.S. gross domestic product. We believe that the drivers for human capital are affected by intense competition for qualified employees as a result of aging of the workforce, declining tenure of employees, increased globalization, the increasing service component of the U.S. economy and pressure on human resource departments to reduce costs.

Over the past two decades, many organizations have implemented software systems that systematize best practices and drive efficiency in most departments, including enterprise resource planning systems ("ERP"), customer relationship management systems and supply chain management systems. These software applications provide a wide array of benefits that both increase revenue growth and eliminate expenses. Based on our experience, however, we believe that the HR departments of many of these organizations have only implemented HR information systems, which track basic employee information for payroll and benefits purposes, or rudimentary applicant tracking systems. Although these systems provide some level of automation, they do little to increase the effectiveness of talent acquisition and employee performance management programs. We believe that few organizations have systemized best practices for talent acquisition and employee performance management or have implemented software applications to support these processes and provide HR professionals with critical analytics and metrics.

Our experience indicates that, presently, many organizations' talent acquisition functions consist of manual, paper-based processes, ad hoc outsourcing and third-party or custom software applications with limited functionality. As a result, we believe that they suffer from the following shortcomings:

- *Inefficiency*. Many organizations rely on manual, paper-based processes and they cannot effectively manage the massive number of candidates presented by today's many recruiting resources, including unsolicited inquiries, internal referrals, career fairs, campus recruiting, Internet job boards and third-party referrals, among many others. As a result, they fail to identify high potential candidates or fail to process those candidates in a timely manner.
- *Redundancy*. Many organizations do not maintain easily searchable databases of processed candidates and they often conduct redundant searches. A candidate who did not meet the criteria for a certain position may meet the criteria for alternative or future positions. Without an easily searchable database, a candidate may be overlooked.
- *Ineffectiveness*. Organizations generally do not employ sophisticated screening and assessment mechanisms. As a result, most hiring decisions are at best loosely based on objective indicators of future success and fail to match high-potential candidates with roles or positions that leverage their unique abilities and experience. This lowers the probability that a new hire will succeed, and negatively impacts employee productivity and satisfaction.
- *Inconsistency*. Many organizations screen applications and resumes based on rudimentary criteria, and do not conduct sophisticated and objective assessments and base hiring decisions primarily on subjective, ad hoc interviews. This process lacks consistency and objectivity. This inconsistency not only negatively impacts the effectiveness of recruiting programs, but also may expose organizations to regulatory liability.
- *High cost and inflexibility*. As a result of their inflexibility and absence of a variable cost structure, organizations must either maintain larger HR departments or purchase a greater supply of third-party services in order to accomplish their recruiting goals, significantly increasing the costs of their talent acquisition programs.

Similarly, we believe that many organizations have neither automated nor applied best practices to employee performance management. In our experience, most organizations' employee performance management processes consist of annual performance reviews and informal mentoring programs. We believe that effective employee performance management requires a consistent, systematized process that identifies employee strengths, weaknesses and issues in a timely manner, continually aligns employee goals with the evolving goals of the organization, monitors opportunities for internal advancement and enables management to analyze employee data over time. We believe that the absence of effective employee performance management systems and processes has the following negative implications:

- *Failure to retain top performers.* The absence of systems and processes to ensure the fulfillment, motivation and internal mobility of key employees negatively impacts an organization's ability to retain its top performing employees. Management may not have the opportunity to rectify problems with valued employees before they depart from the organization without a system to highlight these issues. Reducing employee turnover can have a material impact on an organization's expenses.
- *Failure to optimize productivity.* Maximum productivity is obtained when employees believe their roles match their evolving skill sets, find their jobs challenging and have confidence in their upward mobility. The absence of strong employee performance management systems contributes to the failure to accomplish these goals, and even if organizations succeed in retaining employees, they may not be able to maintain maximum productivity from their employees.
- *Failure to remove poor performers.* An employee who does not fulfill his or her role effectively may have a recurring negative impact on an organization. To the extent that a poor performer has managerial responsibility, this negative impact on the organization expands materially. Without systems that identify poor performers, organizations may not be able to address weaknesses within their human capital in a timely manner.

We believe that the failure to employ sophisticated systems in their talent acquisition and employee performance management processes inhibits organizations from leveraging valuable data generated through these functions. This can negatively impact organizations in several ways, including the failure both to identify overall trends that could improve the efficiency and effectiveness of its processes and to quickly identify problems that could lead to employee turnover.

Emergence of On-Demand Applications

Based on our experience, we believe that organizations have become increasingly dissatisfied with traditional enterprise software applications, resulting in the growing adoption of the on-demand model for enterprise software. Historically, organizations have purchased perpetual software licenses and deployed enterprise software applications on-site within their IT environment. This traditional method of purchasing and deploying enterprise software applications has left many organizations questioning whether the benefits of these technologies outweigh the following burdens:

- *Expensive and time consuming implementation.* A traditional enterprise software application requires an organization to invest in ancillary IT such as hardware systems, application servers, databases, storage, and backup systems. In addition, the organization must employ consultants or additional IT staff to integrate the application into increasingly complicated IT environments and customize the application for specific needs. The ancillary costs of a complex deployment can be multiples of the perpetual license fee for the software application and can take several months or even years to complete.
- *Expensive maintenance.* Once the software application has been deployed, the organization must make further investments to maintain the application. In addition to the maintenance fee paid to the software vendor, which is typically approximately 20% of the perpetual license fee for all software used in running the application, the organization must retain both an IT staff capable of maintaining and upgrading the software as well as personnel to train new users to operate the applications. Such upgrades must be made to all applications required to run the software such as operating system, databases, security patches, etc.
- *Limited incentives to ensure client success.* A typical perpetual software license requires the client to pay up-front a material amount for the license, with a significantly smaller amount, typically

approximately 20%, paid annually for basic support and upgrades. This model leaves little incentive for the software vendor to ensure a successful implementation and on-going client satisfaction.

Developments in technology have enabled software developers to offer enterprise software applications on an on-demand basis. Leveraging the Internet, multi-tiered architectures, advances in security and open standards for application integration, software vendors can offer software applications to their clients as a service, hosting the software on servers operated by the software vendor. Clients, using an Internet browser, access the applications, which are designed to be easily configured and integrated with a client's existing applications.

The on-demand model fundamentally changes both the purchasing and deployment of enterprise software from a client perspective. Rather than making large, up-front investments in perpetual licenses, clients purchase limited term subscriptions for on-demand software applications. Further, because only an Internet browser is required to access on-demand software applications, which can be easily configured to meet the buyer's specific needs, organizations eliminate the expense of ancillary technology and third-party services required to implement, configure and maintain the enterprise application on-site. Finally, the finite duration of client subscriptions provides a strong incentive to software vendors to ensure that the software provides the expected benefits to the client, resulting in consistent customer service. The on-demand model also reduces research and development support costs for the software developer. Because only limited versions of the software exist at any one time, the on-demand model relieves the burden of maintaining and upgrading historical versions of the software.

We believe that talent acquisition and employee performance management applications are particularly well-suited to the on-demand model. Talent acquisition and employee performance management applications are generally purchased by an organization's HR department. Because the HR departments of most organizations have little historical experience making capital expenditures for enterprise software applications, we believe that providing these departments the opportunity to license software applications on a subscription basis eliminates a major impediment to the adoption of talent acquisition and employee performance management applications.

Our Solution

We are a leading provider of integrated talent management solutions. Our solutions enable organizations to implement systematic talent acquisition practices that ensure the efficient, effective and consistent hiring of qualified and talented individuals. Our solutions also provide employee performance management systems that help to ensure that organizations retain and optimize the performance of qualified individuals, identify employees who fail to perform, and identify successors for critical positions. In addition, our solutions help organizations manage learning events to develop employees for both current and desired future jobs. Finally, our solutions enable customers to determine its workforce's engagement level, and diagnose where changes in behavior (for individual employees, managers and senior leaders) or HR programs will improve organizational performance and business outcomes.

Our solutions are built around a suite of easily configurable software applications that automate and support talent management leading practices. We believe that by delivering our products via Software as a Service (SaaS), we materially reduce the costs and risks associated with traditional enterprise software application implementations. We also believe that implementing feature-rich and scalable, highly configurable on a real-time basis, talent acquisition and employee performance management solutions that meet organizations' specific needs requires a combination of software, services and domain-specific knowledge and expertise. Accordingly, we complement our software applications with consulting services, outsourcing services and proprietary content. Together, these components form solutions that enable our clients to improve the quality of their hiring programs, increase employee productivity and retention, enhance employee learning and development, increase employee engagement, and make their integrated talent management programs more cost-effective.

- *More effective and consistent talent acquisition programs.* Our talent acquisition solutions are comprised of two major components that enable our clients to increase the consistency and effectiveness of their recruiting programs. The first component is our applicant tracking system, which automates and streamlines the recruiting process. The second component is our testing and assessment solutions, which ensures that candidates have the desired knowledge, skills, behavior and experience necessary to be successful in the desired position. Our talent acquisition solutions enable our clients to:

- expand the pool of qualified applicants;
- accurately communicate a powerful employment brand that draws "best fit" candidates to the organization;
- identify high-potential candidates more quickly;
- accurately measure candidate skills, aptitude and experience;
- create interviews focused on necessary skills and qualities indicative of success;
- increase interview consistency and objectivity;
- identify training needs immediately;
- document compliance with regulatory requirements; and
- ensure cultural fit between candidates and the organization.

- *Greater employee productivity and retention.* Our employee performance management solutions combine software, proprietary content and consulting services to automate and systematize employee performance management leading practices. Specifically, our solutions enable organizations to automate goal setting, performance appraisal, succession planning, career planning, and compensation management activities, manage learning and development events, design and administer effective and consistent employee surveys and implement productive mentoring programs. Our solutions include tools that facilitate the development of action plans to address weaknesses and cultivate strengths identified through these processes. We complement the software components of our solutions with consulting services that help to encourage and manage behavioral change within an organization. As a result, we understand that our clients experience greater employee productivity and improved employee retention after implementing our solutions, and thus directly impact business outcomes.
- *More cost-effective talent acquisition and employee performance management programs.* We believe that our solutions increase the cost-effectiveness of talent acquisition and employee performance management programs in three ways. First, our solutions automate these activities, enabling organizations to maintain smaller HR departments and eliminate some third-party services. Second, our solutions enable organizations to more effectively identify high-potential candidates and retain qualified employees. Third, our solutions provide management the opportunity to achieve economies of scale by outsourcing non-core functions while also ensuring the application of best HR practices and leading technology to these functions.
- *Application of analytics to talent acquisition and employee performance management programs.* Our solutions enable organizations to use the data generated by their talent acquisition and employee performance management programs in order to improve these programs. Specifically, our solutions enable management to identify overall trends that could improve the efficiency and effectiveness of their processes. For example, we enable our clients to identify their most productive recruiting channels, establish criteria indicative of success in various roles and identify problems that could lead to employee turnover.
- *Ease of integration, configuration and deployment.* We provide the software applications that form the core of our solutions on an on-demand basis, eliminating the material expenses and complexity of traditionally purchased and deployed software applications. We combine this deployment model with an intuitive user interface to facilitate rapid and widespread adoption within the HR department. Our solutions are designed for ease of use by non-technical staffing professionals, managers, candidates and employees. We believe that these aspects of our solutions enable organizations to quickly achieve the anticipated benefits.

Our Strategy

Our objective is to be the leading global provider of integrated talent management solutions for the Global 2500. Key elements of our strategy include:

- *Focus on strategic talent management solutions.* Unlike some vendors that provide broad suites of HR administrative software, we have focused on the strategic HR functions that have the greatest potential to build and improve the workforces of our clients. We believe that this focus has enabled us to deliver solutions that meet the unique needs of our clients in these areas. We also believe that this focus has helped us to generate an increasingly recognized brand in these markets, which are expected to grow at a materially faster rate than the broader HCM market over the next five years. We intend to continue to broaden our footprint in the integrated talent management space in order to leverage our increasingly recognized brand in these markets and these positive market dynamics.

- *Provide innovative and industry-specific solutions to our clients.* During the past three years, we have introduced several new solutions, each in response to the unique needs of our clients. We intend to continue to work closely with our clients to further develop innovative solutions that increase the effectiveness of their recruiting programs and contribute to greater employee retention and productivity. We have also introduced specific solutions for the following vertical industries: financial services and banking, manufacturing, life sciences, biotechnology and pharmaceuticals, retail, healthcare, hospitality, call centers, and education. We intend to develop specific solutions for additional vertical industries.

- *Cross-sell additional solutions to and further penetrate current clients.* During the year ended December 31, 2008, we renewed more than 75% of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts subject to renewal. This renewal rate provides us with a strong base of recurring revenue. We believe that our strong client relationships provide us with a meaningful opportunity to cross-sell additional solutions to our existing clients and to achieve greater penetration within an organization. We expect to continue to create innovative programs designed to provide our employees with strong incentives to maximize the value from each of our clients.

- *Continue to leverage our global sourcing strategy to provide quality solutions efficiently.* We established offices in Hyderabad, India in 2003. In January 2008 we completed construction and opened our facility in Vizag, India. We currently have approximately 190 employees working in our offices in Hyderabad and Vizag. We believe our sourcing strategy will continue to provide significant benefits to our clients including cost benefits and year round, 24 hours a day, 7 days a week.

- *Expand our global presence and client base.* For the year ended December 31, 2008 we have expanded our global presence to over 15 countries. Although our primary focus has been on the U.S. market, our solutions are also well suited to addressing problems faced by organizations outside the United States. In the future, we intend to expand our distribution efforts in Europe, the Middle East and the Asia/Pacific region. Although we have employed a direct sales force in the United States, we intend to expand our international distribution through direct sales and partnerships. We believe that pursuing a channel strategy enables us to limit the costs associated with international expansion and acknowledges that different geographies present different cultural challenges best addressed by a local sales force.

- *Pursue complementary acquisitions.* We have completed 28 acquisitions of businesses since 1994. These acquisitions have helped us to adapt our business to the evolving needs of our clients. We believe that the HCM market is significantly fragmented. Many competing companies have strong technology or vertical market expertise but lack the scale to compete with the industry leaders in the long term. We continue to identify similarly situated companies that we believe could broaden the functionality and strength of our existing solutions.

Our Products and Services

Our Talent Acquisition Solution

Kenexa Applicant Tracking Applications. We have multiple applicant tracking system (ATS) products to meet the recruiting needs of different types of organizations. The following are our ATS products and the markets they serve:

- **Kenexa Recruiter®** serves mid-market and large domestic organizations with centralized recruiting processes.
- **Kenexa Recruiter BrassRing®** serves large, domestic customers with more complex and/or decentralized recruiting processes and supports multi-national customers with multi-language requirements, including the multi-byte languages of Asia Pacific.
- **Kenexa StoreFront™** serves customers with hourly/retail specific recruiting needs.

The Kenexa Systems are web-based talent acquisition systems that streamline and automate the entire recruiting process, allowing clients to:

- convert their corporate website into an interactive, branded career center where candidates can search and apply for jobs, update personal information and receive automatic notifications of available jobs of interest;
- integrate with our suite of testing and assessment technologies to identify candidates with the highest potential for success;
- post job openings to the relevant free and fee-based Internet job boards;
- intelligently search Internet job sites, corporate websites, personal web pages and their own database of resumes to automatically capture both passive and active candidates and pull their resumes directly to the desktop;
- provide management with both standard and ad hoc reports to facilitate understanding of the status of clients' talent acquisition programs;
- provide management with individualized HR dashboards that display rich data regarding the status of clients' talent acquisition programs and access to the most frequently used functions;
- automate clients' talent acquisition model and workflow processes; and
- integrate with clients' HR information systems such as Oracle (PeopleSoft), SAP, ADP, Siebel Systems and Lawson.

Kenexa Prove It!®. The Kenexa Prove It! tool is an automated, configurable skills assessment tool that enables our clients to accurately identify qualified candidates. Integrating software with proprietary content, Kenexa Prove It! provides our clients with over 1,000 skills assessments for clerical, software, call center, industrial, healthcare and technical jobs.

Kenexa Selector™. The Kenexa Selector tool is an automated, configurable candidate assessment tool that provides accurate performance predictions for hourly, sales and managerial positions. Kenexa Selector integrates our software with our proprietary content to elicit responses that reveal candidate situational judgment, cognitive ability, personality, and biodata and then immediately translate this information into profiles of candidate strengths and weaknesses.

Kenexa Insight®. The Kenexa Insight solution is a consulting-based solution that provides our clients with customized, research-based interviews that accurately and consistently identify talented candidates for hire and promotion. Our consultants work directly with our clients to analyze the most talented performers in different positions within their organization. We translate this analysis into complete structured interviews that identify candidates that have similar traits and behaviors to our clients' most talented employees. We offer clients the option of conducting the interviews themselves or outsourcing this task to our professionals. Following the interview, we track the results to validate the relationship between the interview and actual performance.

Kenexa Interview Builder®. Our Interview Builder tool is a software tool integrated with a reference library of proprietary content, including more than 1,200 interview questions and competency profiles. Our clients use Interview Builder to generate efficient, accurate and consistent interviews that encourage candidates to speak freely about their knowledge, abilities, skills and other crucial job requirements for more than 40 different competencies. We complement this proprietary content with training for creating and conducting competency-linked, structured interviews.

Kenexa Employment Branding: Kenexa's employment branding offering is a consulting based solution used by our customers to develop sourcing strategies to attract prospective employees by means of highlighting an organization's corporate culture. Offerings include Company Career Web Site design, Recruitment Sourcing Strategy, Design and Execution, as well as Cultural Insight Surveys that can be used in all facets of employment branding, communication, change management, and mergers and acquisitions. The Cultural Insight survey tool uses archetypes to examine difficult and ambiguous cultural concepts and uses them to articulate those concepts in a clear and compelling manner.

Our Employee Performance Management Solution

Kenexa CareerTracker ®. The Kenexa CareerTracker system is a complete employee performance management system that streamlines and automates the entire employee performance management process in order to improve employee retention and productivity. The Kenexa CareerTracker system consists of a suite of software applications complemented by proprietary content and consulting services that together support an ongoing performance appraisal process and continuous employee improvement.

Kenexa CareerTracker enables managers to:

- automatically track and categorize employees within the organization;
- align each department's goal with those of the overall organization;
- implement systematic employee performance appraisals;
- implement sophisticated and automated mentor matching programs;
- measure pay-for-performance with compensation guidelines, merit matrix and modeling tools;
- identify high performers by plotting their performance and potential on a 9-box map; and
- prepare for the future with succession planning.

Kenexa CareerTracker enables employees to:

- create individualized step-by-step development plans;
- align personal goals with organizational objectives;
- access resources for improvement in targeted competencies; and
- identify future opportunities within the organization.

Kenexa Survey Technology. We believe that our survey technology enables our clients to conduct employee surveys that are easy to administer even though the underlying organizational requirements are extremely complex. Our survey technology is comprised of:

- *Surveys Online.* A web-based survey system that has been load-tested to process more than 1 million surveys within a 24-hour period.

- *OrgMapper.* An automated software system that simplifies the process of mapping an organization to ensure appropriate recording capabilities and options.
- *Survey Ordering System.* An automated online system that accepts orders, distributes and tracks employee surveys for geographically distributed organizations.
- *Kenexa Survey Scorecard.* A software system that integrates data derived from our surveys into a secure, web-based online portal that enables managers to view survey results, identify areas for improvement, automate action-planning to address weaknesses and track progress against action-plans. It also integrates proprietary content from our HR best practices database to guide managers in the action-planning process.
- *Kenexa Online Dynamic Reporting.* A flexible, secure, web-based reporting tool for employee surveys which includes a variety of pre-designed reports as well as facilitates the design of custom reports.

Multi-rater surveys. These surveys combine software, proprietary content and consulting services to provide our clients with a comprehensive outsourced competency assessment service, including design, administration and reporting. The solution integrates our competency library, which contains more than 40 competencies and a broad array of assessment items designed to measure the discrete behaviors that comprise a competency, with consulting services provided by our staff psychologists who have significant experience developing, implementing and validating competency assessments.

Employee engagement surveys. Our consultants assist our clients in designing, administering and analyzing employee engagement surveys. We developed our Employee Engagement model through studies of organizational effectiveness and a comprehensive review of the academic literature related to employee commitment, psychological ownership, organizational pride, loyalty and satisfaction. We conduct analyses which link survey results to business metrics. By linking the survey results to clients' performance variables, we can recommend actions for improved performance. We have documented the relationship between employee attitudes and business outcomes such as customer satisfaction, employee retention and management effectiveness. We have used this information to improve customer satisfaction, to increase efficiency and ultimately to increase our clients' financial performance.

Learning Management: Kenexa Learning Management (KLM) is a software tool that enables organizations to deliver, track and administer learning events, such as training and continuing education sessions. KLM provides an education management framework that enables businesses to manage and deliver Intranet/Internet-based training, tests and, certification programs.

Recruitment Process Outsourcing

In concert with providing talent acquisition and employment performance management solutions that enable organizations to implement best practices in these areas, we provide our clients with the option of outsourcing to us certain aspects of their staffing operations and recruiting campaigns, including the sourcing, recruiting, screening, assessment and on-boarding of employees. Acknowledging that organizations need to retain strategic control of their HR programs, we offer our clients the ability to outsource only the tactical components and design solutions that meet each client's specific objectives. These solutions combine our services and technology in what we believe is an integrated delivery platform that allows organizations to manage fluctuation in hiring needs and leverage shared infrastructure to reduce costs. We employ a team of experienced staffing professionals who have worked in the internal departments of some of the world's largest companies and have completed our comprehensive proprietary training and certification program.

We believe our recruitment process outsourcing, or RPO, services enable our clients to reduce operating costs, focus on their core business, create a variable cost structure around certain non-strategic HR functions, improve the quality of certain HR functions, foster innovation and obtain access to leading technology without the corresponding investment to own the technology themselves. Clients contract for our RPO services for a pre-determined period. Generally, we enter into service level agreements with our clients to ensure the quality of our services.

Our RPO services include the following:

- *Process consulting*. We perform needs analyses and advise clients on the implementation of technology and processes to optimize their talent acquisition operations.
- *Staffing department management services*. We assume all or discrete parts of the staffing function on an outsourced basis.
- *On-site staffing professional support*. We provide on-site support for ongoing staffing operations or during large scale hiring initiatives.
- *Multi-channel sourcing strategy development and execution*. We develop and execute a multi-channel sourcing strategy that allows our clients to expand their candidate pool and control costs. A multi-channel sourcing strategy may include leveraging direct recruitment, Internet mining, traditional advertising, Internet job postings, career centers, internal candidate review and career/job fairs.
- *Employee referral program administration*. We establish and administer our clients' employee referral program, including promoting the program among employees, creating incentive strategies that further our clients' goals, recording referrals and administering payments.
- *Direct sourcing*. We maintain off-site teams of recruiting professionals at our offices in Wayne, Pennsylvania and Vizag, India. These professionals support major hiring initiatives for our clients and handle recruiting projects on an ongoing basis. We believe that our investment in technology and productivity tools offers our clients efficiency and reduced costs over other available sourcing options.
- *Program Outsourcing*. We help our clients to develop effective, cost-efficient strategies to conduct large and small scale recruitment campaigns. These strategies can be executed either by our clients' internal HR department or outsourced to a team of our professionals, or a combination of both. Program Outsourcing programs can include evaluating the talent acquisition mission and business objectives, mapping recruitment processes and execution strategies, engaging hiring management and key stakeholders in defining deliverables, creating a detailed definition of a qualified candidate for each hiring manager, executing candidate sourcing, screening and assessment, managing the candidate interview, selection, hiring and communication process, providing comprehensive weekly and monthly reports which detail current progress against pre-established performance measures and metrics and concluding the assignment with a project summary and "lessons learned" to facilitate knowledge transfer. Executive candidate sourcing is the practice of identifying, contacting and soliciting individuals for the purpose of screening and selecting for hire.

Our RPO services are generally provided in concert with our talent acquisition and employee performance management solutions and we have developed proprietary technology for large volume sourcing performed by our sourcing center in Vizag, India, enabling us to provide these services in an efficient and scalable manner. We also provide our RPO services as a separate service offering.

Customer Support

We believe that superior customer support is critical to our clients. Our customer support group assists our clients by answering questions and troubleshooting our solutions. Customer support is available 24 hours a day, 7 days a week by telephone and Internet from a member of our customer support team. Members of our customer support team receive comprehensive training and orientation to ensure that our clients receive high-quality support and service. Each of our clients is assigned a single point of contact. When an issue is reported to us, our customer support personnel follow a clearly defined escalation process to ensure that mission-critical issues are resolved to the satisfaction of the client. During the year ended December 31, 2008, we renewed more than 75% of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts subject to renewal.

We utilize our talent acquisition and employee performance management solutions to recruit and manage our customer support personnel. We believe that applying these solutions to our customer service department has resulted in a customer support group with superior skills, competencies and aptitude for customer service. As of

December 31, 2008, our customer support group consisted of 757 employees. Our main customer support groups reside in the following locations: Massachusetts, Texas, Pennsylvania, Nebraska, England, India and Poland.

Technology, Development and Operations

Technology

We believe that the current market desires integrated talent management solutions that deliver a high degree of business value by linking HR more directly to business outcomes. This technology must be easy to use and inexpensive to configure and integrate with the customer enterprise. Kenexa solutions deliver this value by meeting the diverse needs of key stakeholders (Executives, HR, line managers, and employees), by supporting enterprise processes, and by integrating seamlessly with a wide variety of internal and third party applications and processes.

Our integrated suite of talent management solutions is built using an Extended Enterprise Architecture (EEA), which consists of open source components, commercially available products and our own proprietary tools. This architecture has been built in a manner that supports appropriate scaling to deliver high system availability.

Major components of this architecture include a number of best-of-breed applications, built and maintained using various core technologies and tools. Some applications have been developed internally by Kenexa, while others have been acquired over time. Development plans for these applications vary based on market segment and customer requirements. Kenexa is pursuing a two-tier architectural approach that seamlessly integrates legacy and next generation solutions and includes the following tiers:

- *Common Services.* Kenexa utilizes a Service Oriented Architecture (SOA) to integrate its applications to other applications, vendors and customers. These common services also include application functionality that can be leveraged across multiple Kenexa applications, enables extension of best-of-breed capabilities, and drives rapid code deployment across applications. The benefit to Kenexa customers is that it enables us to bridge current applications with future needs, and better meet the diverse needs of our customer base.
- *Kenexa 2x.* This application represents the next generation of Kenexa development, and is a fully integrated talent management application on a unified data model, security infrastructure, and user experience, with a universal talent record that enables organizations to aggregate all talent data across the enterprise. Kenexa 2x has been architected to use Common Services for various functions and to integrate with Kenexa Brassring category applications.

This tiered architecture enables Kenexa to meet the needs of the current customer base while developing and deploying future capabilities with little to no customer impact, and thus delivers a high degree of customer care.

Our software is designed to support easy-to-use features such as dynamic workflows, job templates and user configuration that enable clients to adapt the application for their specific requirements. Dynamic workflows are designs that facilitate business processes whereby one step in the process cannot be completed until all prior steps have been completed.

We provide our clients with two options to use our solutions. Most of our clients use our solutions on an on-demand basis, with only a limited number of our clients implementing our solutions on-site.

Development

Innovation is an important part of our business. We believe that three primary factors drive our innovation: our employees, our domain experts and our clients. We have a formalized system to cultivate participation from all of our employees in research and development. We also leverage the experience of our research scholars and domain experts, who produce white papers, case studies and thought pieces which form the foundation for our innovation. Our research and development team maintains a repository of ideas, and selected ideas are presented to the market validation team. Market validated ideas progress to the prototype stage. The executive team reviews prototypes and selects those with the highest potential, which then enter the product development phase. In addition to our employees and domain experts, some of the key ideas are generated from client feedback gathered during user group meetings, client symposiums, and advisory councils.

We follow a development methodology that we believe allows us to develop projects quickly and then proceed on a predictable, low risk path for high-quality results. We conduct our product development through our global development teams. Kenexa is in the process of transitioning from being an ISO 9001:2000 certified organization to a Capability Maturity Model Integration (CMMI) certified organization. We intend to seek CMMI certification in the coming years.

Operations

Our data center in Sterling, Virginia serves as the primary hosting facility for our on-demand solutions. We also have data centers in Massachusetts, Pennsylvania, Nebraska, England, Ireland, and India. We seek to adhere to industry standards and best practices in our global operations. Our goal is to deliver world-class hosted solutions that are highly available, scalable and reliable across our suite of HCM solutions. We believe that we offer best-in-industry security to our customers by partnering with CyberTrust to achieve Security Perimeter Certification and Application Certification. We seek to deliver quality service with service level guarantees to clients.

Our Hosting Operations and Security teams include multiple Certified Information Systems Security Professionals, or CISSPs, with training in the latest security and availability threats. Our data centers are continuously and proactively monitored by a comprehensive set of tools and personnel, 24 hours a day, 7 days a week. Our hosted data center has built-in power redundancy from multiple power grids with uninterrupted power supplies backed up by N+1 diesel generators designed to provide uninterrupted service to our clients. The hosted infrastructure is designed with a focus on quality, reliability, scalability and security.

Clients

As of December 31, 2008, we had a client base of approximately 4,400 companies over a number of industries, including financial services and banking, manufacturing, life sciences, biotechnology and pharmaceuticals, retail, healthcare, hospitality, call centers, and education, including 180 companies on the Fortune 500 list published in April 2008. Our client base includes companies that we billed for services during the year ended December 31, 2008 and does not necessarily indicate an ongoing relationship with each such client. For the year ended December 31, 2008, we provided our talent acquisition and employee performance management solutions on a subscription basis to approximately 4,129 clients, with an average subscription term of two years. Other than a small number of perpetual license sales, the remainder of our clients in 2008 engaged us to provide discrete professional services and may not engage us for future services once a project is completed. No single client accounted for more than 10% of our revenue in the year ended December 31, 2008.

Sales and Marketing

Our target clients are large- and medium-sized organizations with complex talent acquisition and employee performance management needs. We sell our solutions to both new and existing clients primarily through our direct sales force, which is comprised of inside sales, telesales and field sales personnel. As of December 31, 2008, we had 225 sales and marketing representatives. Our marketing strategy focuses on generating qualified sales leads and building our brand. Among various locations we generate sales leads through a combination of the marketing efforts described below. We have 19 sales offices, eight of which are located in the United States in California, Colorado, Massachusetts, Minnesota, Nebraska, Pennsylvania, and Texas. Some of our other sales offices are located in Australia, Canada, China, England, Germany, Hong Kong, India, The Netherlands, and United Arab Emirates.

We believe that our client relationships provide us with a meaningful opportunity to cross-sell additional solutions to our existing clients and to achieve greater penetration within the organization. We have established a program intended to increase cross-selling into our largest clients, and we expect to continue to create innovative programs designed to incent our employees and maximize the value from each of our clients.

Our marketing initiatives are generally targeted toward specific vertical industries or specific solutions. Our marketing programs primarily consist of:

- participation in, and sponsorship of conferences, trade shows and industry events;
- direct mail and email campaigns;
- advertising in trade magazines;
- distribution of white papers, case studies and thought leadership documents; and
- using our website to provide product and company information.

We have focused our public relations efforts on building our brand.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of patents, copyright, trade secret, trademark and other common laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property.

Although we rely on patents, copyright, trade secret and trademark law, written agreements and common law, we believe that the following factors are more essential to establishing and maintaining a competitive advantage:

- the technological skills of our research and development personnel;
- the domain expertise of our consultants and outsourcing service professionals;
- frequent enhancements to our solutions;
- continued expansion of our proprietary content; and
- high levels of customer service.

Others may develop products that are similar to our technology. We generally enter into confidentiality and other written agreements with our employees and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. However, despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our software. Policing unauthorized use of our software and intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights, particularly in foreign countries where we do business or where our software is sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where enforcement of such laws is not common or effective.

Substantial litigation regarding intellectual property rights exists in the software industry. From time to time, in the ordinary course of our business, we are subject to claims relating to our intellectual property rights or those of others, and we expect that third parties may commence legal proceedings or otherwise assert intellectual property claims against us in the future, particularly as we expand the complexity and scope of our business, the number of similar products increases and the functionality of these products further overlap. We cannot be certain that no third party intellectual property rights that exist could result in a claim against us in the future. These actual and potential claims and any resulting litigation could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also limit our ability to use various business processes, software and hardware, other systems, technologies or intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

Competition

We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete with niche point solution vendors, such as Authoria, Inc., iCIMS, Inc., Integrated Performance Systems, Inc., PeopleClick, Inc., Kronos, Pilat HR Solutions, Inc., Previsor, Inc., SHL Group plc, SuccessFactors, Inc., and Taleo Corporation, that offer products that compete with one or more applications in our suite of solutions. In some aspects of our business, we also compete with established vendors of enterprise resource planning software with much greater resources, such as Oracle Corporation (PeopleSoft), SAP AG, and Lawson, Inc. To a lesser extent, we compete with vendors of recruitment process outsourcing services and survey services such as Accolo, Inc., The Gallup Organization, The Right Thing, and Recruitment Enhancement Services.

We believe the principal competitive factors in our industry include:

- solution breadth and functionality;
- ease of deployment, integration and configuration;
- domain expertise;
- industry-specific expertise;
- service support, including consulting services and outsourcing services;
- solution price;
- breadth of sales infrastructure; and
- breadth of customer support.

We believe that we generally compete favorably with respect to these factors.

We may face future competition in the talent acquisition and employee performance management market from large, established companies, such as Oracle and SAP, as well as from emerging companies. Barriers to entry into our industry are relatively low, new software products are frequently introduced and existing products are continually enhanced. In addition, we expect that there is likely to be consolidation in our industry, which would lead to increased price competition and other forms of competition. Established companies not only may develop their own competitive products, but may also acquire or establish cooperative relationships with current or future competitors, including cooperative relationships between both larger, established and smaller public and private companies.

In addition, our ability to sell our solutions will depend, in part, on the compatibility of our software with software provided by our competitors. Our competitors could alter their products so that they will no longer be compatible with our software or they could deny or delay access by us to advance software releases, which would limit our ability to adapt our software to these new releases. If our competitors were to bundle their products in this manner or make their products non-compatible with ours, our ability to sell our solutions might be harmed and could reduce our gross margins and operating income.

Employees

As of December 31, 2008, we had 1,535 employees, consisting of 225 employees in sales and marketing, 411 employees in development, 757 employees in delivery of our solutions and 142 employees in general and administrative positions. None of our employees are represented by a union. We consider our relationship with our employees to be good and have not experienced any interruptions of our operations as a result of labor disagreements.

Securities and Exchange Commission Filings

Our Securities and Exchange Commission filings are available free of charge on our website, www.kenexa.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are posted on our website as soon as practicable after we furnish such materials to the SEC.

ITEM 1A. Risk Factors

We operate in a market environment that involves significant risks, many of which are beyond our control. The following risk factors may adversely impact our results of operations, cash flows and the market price of our common stock. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our performance or financial condition.

Our business will suffer if our existing clients terminate or do not renew their software subscriptions.

We expect to continue to derive a significant portion of our revenue from renewals of subscriptions for our talent acquisition and employee performance management solutions. During the year ended December 31, 2008, our clients renewed more than 75% of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts subject to renewal, a rate which is significantly lower than the approximately 90% rate at which our customers have historically renewed their subscriptions with us. If our clients terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms to us, defer existing agreements or fail to purchase new solutions from us, our revenue may decline or our future revenue growth may be constrained.

Maintaining the renewal rate of our existing subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

- the price, performance and functionality of our solutions;
- the availability, price, performance and functionality of competing products and services;
- the effectiveness of our support services;
- our ability to develop complementary products and services;.
- the willingness of our clients to continue to invest their resources in our solutions in light of other demands on those resources;
- the macroeconomic environment.

Most of our existing clients have entered into subscription agreements with us that expire between one and three years from the initial contract date. Our clients have the right to terminate their contracts under certain circumstances and are not obligated to renew their subscriptions for our solutions after the expiration of the initial terms of their subscription agreements. In addition, our clients may negotiate terms which are less favorable to us upon renewal, or may request that we license our software to them on a perpetual basis, which may reduce recurring revenue from these clients. Our future success also depends in part on our ability to sell new solutions to our existing clients.

If the unemployment rate increases materially, our business may be harmed.

Demand for our solutions depends in part on our clients' ability to hire and retain their employees. According to the U.S. Bureau of Labor Statistics, the U.S. unemployment rate in February 2009 was 8.1%. It is expected that unemployment will not decrease, and may continue to increase, throughout 2009 and beyond as a result of the current general downturn in macroeconomic conditions in the U.S. and globally. If the unemployment rate continues to increase, or does not materially decrease, our existing and potential new clients may no longer consider improvement of their talent acquisition and employee performance management systems to be a necessity and may have less of a need to hire and retain employees, which could have a material adverse effect on our business, results of operations and financial condition.

Reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on changes in the information technology spending of our clients. The revenue growth and profitability of our business depend on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. As a result, decreased demand for enterprise application software and services, and in particular talent acquisition and employee performance management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In particular, software for talent acquisition and employee performance management software may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. As a result, potential clients may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively impact our operating results.

Because we recognize revenue from the sale of our solutions ratably over the term of the subscription period, a significant downturn in our business may not be immediately reflected in our operating results.

A decline in new or renewed subscriptions in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue could decline significantly in that quarter and in subsequent quarters.

For the years ended December 31, 2008, 2007 and 2006, we derived approximately 80.2%, 81.7% and 80.7%, respectively, of our total revenue, from the sale of subscriptions for our solutions and expect that a significant portion of our revenue for the foreseeable future will be derived from those subscriptions. We recognize the associated revenue ratably over the term of the subscription agreement, which is typically between one and three years. As a result, a significant portion of the revenue that we report in each quarter reflects the recognition of deferred revenue from subscription agreements entered into during previous periods. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations, making our results less indicative of our future prospects.

Historically, our clients have renewed approximately 90% of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts subject to renewal. However, our renewal rate during the year ended December 31, 2008 dropped to approximately 75%. If the current economic downturn continues, we cannot assure you that our renewal rate will return to its historical levels, or that it will not continue to decrease.

If our revenue does not meet our expectations, we may not be able to curtail our spending quickly enough and our cost of revenue, compensation and benefits and product development would increase as a percentage of revenue. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any one period, as revenue from new clients is recognized over the applicable subscription term.

Our revenue is highly susceptible to changes in general economic conditions, and a recession or other downturn in the U.S. economy, or in any geographic market in which we provide services, could substantially impact sales of our services and overall results of operations.

Our operating results may vary based on changes in the information technology spending of our clients. The revenue growth and profitability of our business depend on the overall demand for enterprise application software and services. We sell our solutions primarily to large organizations whose businesses fluctuate with general economic and business conditions. Our clients may reevaluate their expenditures on enterprise application software and services, and in particular talent acquisition and employee performance management solutions, especially given the recent financial crisis in today's economic environment, which could cause them to cancel all or any portion of our services or delay the payment of their bills for services previously performed by us. As a result, in the event of a prolonged recession or even a less severe downturn in general economic conditions, our results of operations could be negatively impacted as a result of decreased demand for enterprise application software and services, and in particular talent acquisition and employee performance management solutions, and the impact could be more pronounced for us than for those businesses that deliver products or services that customers deem to be higher in priority. In particular, software for talent acquisition and employee performance management software may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. As a result, potential clients may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively impact our operating results. In addition, volatility and disruption of financial markets could limit our clients' ability to obtain adequate financing or credit to purchase and pay for our services in a timely manner, or to maintain operations, and result in a decrease in demand for our services that could have a negative impact on our overall results of operations.

Our financial performance may be difficult to forecast as a result of our focus on large clients and the long sales cycle associated with our solutions.

Our sales cycles are generally up to nine months and in some cases even longer. This long sales cycle impedes our ability to accurately forecast the timing of sales in a given period which could adversely affect our ability to meet our forecasts for that period. We focus our sales efforts principally on large organizations with complex talent acquisition and employee performance management requirements. Accordingly, in any single quarter the majority of our revenue from sales to new clients may be composed of large sales made to a relatively small number of clients. Our failure to close a sale in any particular quarter may impede revenue growth until the sale closes, if at all. As a result, substantial time and cost may be spent attempting to close a sale that may not be successful. The period between an initial sales contact and a contract signing is relatively long due to several factors, including:

- the need to educate potential clients about the uses and benefits of our solutions and the on-demand delivery model;
- the discretionary nature of our clients' purchase and budget cycles;
- the competitive evaluation of our solutions;
- fluctuations in the talent acquisition and employee performance management requirements of our prospective clients;
- potential economic downturns and reductions in corporate IT spending;
- announcements or planned introductions of new products or services by us or our competitors; and
- the lengthy purchasing approval processes of our prospective clients.

If our efforts to attract new clients or to sell additional solutions to our existing clients are not successful, our revenue growth will be adversely affected.

To increase our revenue, we must continually add new clients and sell additional solutions to existing clients. If our existing and prospective clients do not perceive our solutions to be of sufficiently high value and quality, we may not be able to attract new clients or to increase sales to existing clients. Our ability to attract new clients and to sell new solutions to existing clients will depend in large part on the success of our sales and marketing efforts. However, our existing and prospective clients may not be familiar with some of our solutions, or may have traditionally used other products and services for some of their talent acquisition and employee performance management requirements. Our existing and prospective clients may develop their own solutions to address their talent acquisition and employee performance management requirements, purchase competitive product offerings or engage third-party providers of outsourced talent acquisition and employee performance management services. Additionally, some clients may require that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may reduce recurring revenue from these clients.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

As a result of fluctuations in our revenue and operating expenses, our quarterly operating results may vary significantly. We may not be able to curtail our spending quickly enough if our revenue falls short of our expectations. We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our new product development efforts and hire additional personnel. Our operating results may fluctuate in the future as a result of the factors described below:

- our ability to renew and increase subscriptions sold to existing clients, attract new clients, cross-sell our solutions and satisfy our clients' requirements;
- changes in our pricing policies;
- the introduction of new features to our solutions;
- the rate of expansion and effectiveness of our sales force;
- the length of the sales cycle for our solutions;
- new product and service introductions by our competitors;
- concentration of marketing expenses for activities, such as trade shows and advertising campaigns;
- concentration of research and development costs; and
- concentration of expenses associated with commissions earned on sales of subscriptions for our solutions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful as our future revenue and results of operations may vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of securities market analysts and investors. In either case, the price of our common stock could decline, possibly materially.

Our business may not continue to grow if the markets for our products do not continue to grow.

Our growth is dependent upon the continued adoption of on-demand software as a key mechanism for delivering solutions in these markets. The rapidly evolving nature of this market reduces our ability to accurately evaluate our future prospects and forecast quarterly or annual performance. The adoption of on-demand talent acquisition and employee performance management solutions, particularly among organizations that have relied upon traditional software applications, requires the acceptance of a new way of conducting business and exchanging and compiling information. Because these markets are new and evolving, it is difficult to predict with any assurance the future growth rate and size of these markets which, in comparison with the overall market for enterprise software applications, is relatively small.

Any additional impairment in the value of our goodwill will result in an accounting charge against our earnings, which could negatively impact our stock price.

During the fourth quarter of 2008, we recorded a goodwill impairment charge of $167.0 million. As of December 31, 2008, we had $32.4 million of goodwill, representing approximately 15% of our total assets as of such date. In accordance with U.S. generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. If we determine significant impairment of our goodwill as a result of any of those tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

Our credit facility contains certain financial and negative covenants, the breach of which may adversely affect our financial condition.

As a result of the $167.0 million goodwill impairment charge that we recorded for 2008, we are no longer in compliance with certain financial covenants under our existing credit facility. We are currently evaluating the cost of a waiver agreement and are considering renegotiating the credit facility for an additional term. If we are unable to negotiate a satisfactory agreement for the credit facility waiver, our lender may elect to terminate our credit facility. We cannot assure you that, in the event our current credit facility is terminated, we would be able to negotiate a new credit facility with terms no less favorable to us that our current credit facility, or that we even would be able to enter into a new credit facility on less favorable terms.

If our on-demand delivery model is not widely accepted, our operating results will be harmed.

The on-demand delivery of enterprise software is new and, to a large extent, unproven, and it is uncertain whether this model will achieve and sustain high levels of demand and market acceptance. The majority of our clients access and use our software solutions on an on-demand basis. If the preferences of our clients change and our clients elect to deploy our software on-site, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would potentially incur higher costs and encounter greater complexity in providing maintenance and support for our software. Potential clients may be reluctant or unwilling to purchase enterprise software on-demand for a number of reasons, including security and data privacy concerns. If such organizations do not adopt the on-demand delivery model, then the market for our solutions may develop more slowly than we expect. The inability of our on-demand delivery model to achieve widespread market acceptance would harm our business.

If we fail to develop or acquire new products or enhance our existing solutions to meet the needs of our existing and future clients, our revenue may decline.

To remain competitive, we must continually improve and enhance the responsiveness, functionality and features of our existing solutions and develop new solutions that address the talent acquisition and employee performance management requirements of organizations. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions, our revenue may decline and our business and operating results will be adversely affected. Since our initial public offering, we have introduced enhanced solutions. We intend to continue to introduce enhanced solutions to generate additional revenue, attract new clients and respond to competition. We may not succeed in developing or introducing new or enhanced solutions or developing or introducing them in a timely manner, and new or enhanced solutions that we develop or introduce may not achieve the market acceptance necessary to generate significant revenue.

In addition, it is possible that evolving technology may enable new deployment mechanisms that make our on-demand business model obsolete. To the extent that we are not successful in continuing to develop our solutions in correlation with evolving technology, we may not be successful in establishing or maintaining our client relationships.

We may engage in future acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have focused on developing solutions for the enterprise talent acquisition and employee performance management market. Our market is highly fragmented and in the future we may acquire or make investments in complementary companies, products, services or technologies. Acquisitions and investments involve a number of difficulties that present risks to our business, including the following:

- we may be unable to achieve the anticipated benefits from the acquisition or investment;
- we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;
- we may have difficulty incorporating the acquired technologies or products with our existing solutions;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;
- we may lose customers of those companies that we acquire for reasons such as a particular customer desiring to have multiple service vendors;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

The factors noted above could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing shareholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions in the future may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

If we are unable to compete effectively with companies offering enterprise talent acquisition and employee performance management solutions, our revenue may decline.

We may not have the resources or expertise to compete successfully in the future. If we are unable to successfully compete, we could lose existing clients, fail to attract new clients and our revenue would decline. The talent acquisition and employee performance management solutions markets are rapidly evolving and highly competitive, and we expect competition in these markets to persist and intensify. Barriers to entry into our industry are low, new software products are frequently introduced and existing products are continually enhanced. We compete with niche point solution vendors such as Authoria, Inc., iCIMS, Inc., Integrated Performance Systems, Inc., Kronos Incorporated, PeopleClick, Inc., Pilat HR Solutions, Inc., Previsor, Inc., SHL Group plc, SuccessFactors, Inc., and Taleo Corporation that offer products that compete with one or more applications contained in our solutions. In some aspects of our business, we also compete with established vendors of enterprise resource planning, or ERP, software with much greater resources, such as Oracle

Corporation (PeopleSoft), SAP AG and Lawson, Inc. To a lesser extent, we compete with vendors of recruitment process outsourcing services and survey services such as Accolo, Inc., The Gallup Organization, The Right Thing, and Recruitment Enhancement Services. In addition, many organizations have developed or may develop internal solutions to address enterprise talent acquisition and employee performance management requirements that may be competitive with our solutions.

Some of our competitors and potential competitors, especially vendors of ERP software, have significantly greater financial, support, technical, development, marketing, sales, service and other resources, larger installed client bases, longer operating histories, greater name recognition and more established relationships than we have. In addition, ERP software competitors could bundle their products with, or incorporate capabilities in addition to, talent acquisition and employee performance management functions, such as automated payroll and benefits, in products developed by themselves or others. Products with such additional functions may be appealing to some clients because they would reduce the number of different types of software or applications used to run their businesses. Our niche competitors' products may be more effective than our solutions at performing particular talent acquisition and employee performance management functions or may be more customized for particular client needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in client requirements or regulatory changes.

Mergers or other strategic transactions involving our competitors could weaken our competitive position or reduce our revenue.

We believe that our industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. Our competitors may establish or strengthen cooperative relationships with business process outsourcing vendors, systems integrators, third-party consulting firms or other parties. Established companies may not only develop their own products but may also merge with or acquire our current competitors. In addition, we may face competition in the future from large established companies, as well as from emerging companies that have not previously entered the markets for talent acquisition and employee performance management solutions or that currently do not have products that directly compete with our solutions. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share or sell their products at significantly discounted prices causing pricing pressure. In addition, our competitors may announce new products, services or enhancements that better meet the price or performance needs of clients or changing industry standards. If any of these events occur, our revenues and profitability could significantly decline.

If we encounter barriers to the integration of our software or services with software provided by our competitors or with the software used by our clients, our revenue may decline and our research and development expenses may increase.

In some cases our software or services may need to be integrated with software provided by our competitors. These competitors could alter their products in ways that inhibit integration with our software, or they could deny or delay access by us to such software releases, which would restrict our ability to provide our services or adapt our software to facilitate integration with this software and could result in lost sales opportunities. In addition, our software is designed to be compatible with the most common third-party ERP systems. If the design of these ERP systems changes, integration of our software with new systems would require significant work and substantial allocation of our time and resources and increase our research and development expenses.

Interruptions or delays in service from our Web hosting facilities could impair the delivery of our service and harm our business.

We provide our service through computer hardware and software that is currently located in a Web hosting facility from Qwest in Sterling, VA that we manage. All Web hosting facilities are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. These facilities are also subject to break-ins, sabotage, intentional acts of terrorism, vandalism and similar misconduct. Despite precautions that we take at these facilities, the occurrence of a natural disaster, act of terrorism or other unanticipated problem at any of these facilities could result in lengthy interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business will be harmed if our customers and potential customers believe our service is unreliable or if our Disaster Recovery Plan (DRP) fails to provide adequate disaster recovery capabilities.

If our security measures are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition.

Our solutions involve the storage and transmission of confidential information of clients and their existing and potential employees, and security breaches could expose us to a risk of loss of, or unauthorized access to, this information, resulting in possible litigation and possible liability. Although we have never sustained such a breach, if our security measures were ever breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, an unauthorized party obtained access to this confidential data, our reputation could be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not discovered until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

Because our products collect and analyze applicants' and employees' stored personal information, concerns that our products do not adequately protect the privacy of applicants and employees could inhibit sales of our products.

Some of the features of our talent acquisition and employee performance management applications depend on the ability to develop and maintain profiles of applicants and employees for use by our clients. These profiles contain personal information, including job experience, home address and home telephone number. Typically, our software applications capture this personal information when an applicant creates a profile to apply for a job and an employee completes a performance review. Our software applications augment these profiles over time by capturing additional data and collecting usage data. Although our applications are designed to protect user privacy, privacy concerns nevertheless may cause employees and applicants to resist providing the personal data necessary to support our products. Any inability to adequately address privacy concerns could inhibit sales of our products and seriously harm our business, financial condition and operating results.

We may increase our sales and marketing efforts to clients outside the United States, which would expose us to additional risks associated with international operations, including the risks of managing a geographically diverse operation and foreign currency exchange rate fluctuations.

As a part of our future business strategy, we intend to increase our international sales efforts in Canada, Europe and Asia. We currently maintain international sales offices in Australia, Canada, China, England, Germany, India, Japan, Singapore, and Switzerland. We may not be successful in these efforts. International operations and sales subject us to risks and challenges that we would otherwise not face if we conducted our business only in the United States. For example, we will depend on third parties to market our solutions through foreign sales channels, and we may be challenged by laws and business practices favoring local competitors. In addition, our ability to succeed in foreign markets will depend on the ability of our software to properly filter foreign languages. We must also adopt our pricing structure to address different pricing environments and may face difficulty in enforcing revenue collection internationally.

In addition, a portion of our international sales are denominated in foreign currencies, and we incur a majority of our international operating expenses in Indian rupees, British pounds, EURO's and Canadian dollars. We expect our exposure to foreign exchange gains and losses to increase in the future.

Material defects or errors in our software could affect our reputation, result in significant costs to us and impair our ability to sell our solutions, which would harm our business.

The software applications forming part of our solutions may contain material defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our solutions in the future. The costs incurred in correcting any material product defects or errors may be substantial and would adversely affect our operating results. After the release of our products, defects or errors may also be identified from time to time by our internal team and by our clients. Such defects or errors may occur in the future. Any defects that cause interruptions to the availability of our solutions could result in:

- lost or delayed market acceptance and sales of our solutions;
- loss of clients;
- product liability suits against us;
- diversion of development resources;
- injury to our reputation; and
- increased maintenance and warranty costs.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our intellectual property rights are important to our business, and our success is dependent, in part, on protecting our proprietary software and technology and our brand, marks and domain names. We rely on a combination of copyright, trademark, trade secret and other common laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. It may be possible for unauthorized third parties to copy our software and use information that we regard as proprietary to create products and services that compete with ours, which could harm our competitive position and cause our revenue to decline.

We have three issued patents, and additionally we have four pending patent applications. There is no guarantee that the U.S. Patent and Trademark Office will grant these patents, or do so in a manner that gives us the protection that we seek. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Existing intellectual property laws only afford limited protection.

To the extent that we expand our international activities, our exposure to unauthorized copying and use of our software and proprietary information may increase. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries, and in particular India, where we develop much of our intellectual property, do not protect proprietary rights to the same extent as the laws of the United States. For example, companies seeking to enforce proprietary rights in India can experience substantial delays in prosecuting trademarks and in opposition proceedings. In the event that we are unable to protect our intellectual property rights, especially those rights that we develop in India, our business would be materially and adversely affected.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers, such as ourselves, will increasingly be subjected to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

- require costly litigation to defend and resolve, and the payment of substantial damages;
- require significant management time and attention;
- cause us to enter into unfavorable royalty or license agreements;
- require us to discontinue the sale of our solutions;
- create negative publicity that adversely affects the demand for our solutions;
- require us to indemnify our clients; and/or
- require us to expend additional development resources to redesign our software.

Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our software.

Changes in the regulatory environment and general economic condition in India and elsewhere could have a material adverse effect on our business.

Adverse changes in the business or regulatory climate in India could have a material adverse effect on our business. In addition, wages in India are increasing at a faster rate than in the United States. In the event that wages continue to rise, the cost benefit of operating in India and elsewhere may diminish. India has also experienced significant inflation in the past and has been subject to civil unrest and terrorism. There can be no assurance that these and other factors will not have a material adverse effect on our business, results of operations and financial condition.

We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses on similar terms or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

We include in the distribution of our solutions certain technology obtained under licenses from other companies. We anticipate that we will continue to license technology and development tools from third parties in the future. There may not always be commercially reasonable software alternatives to the third-party software that we currently license, or any such alternatives may be more difficult or costly to replace than the third-party software that we currently license. In addition, integration of our software with new third-party software may require significant work and substantial allocation of our time and resources. Also, to the extent we depend upon the successful operation of third-party products in conjunction with our software, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our software, delay new solution introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

If we do not retain our executive officers, our ability to manage our business and continue our growth could be negatively impacted.

We have grown significantly in recent years, and our management remains concentrated in a small number of executive officers, most of whom have been employed with us for at least five years. Our future success will depend to a significant extent on the continued service of these executive officers, namely Nooruddin S. Karsan, Troy A. Kanter, Donald F. Volk, Sarah M. Teten, James Restivo, and Archie L. Jones, Jr. as well as our other key employees, software engineers and senior technical and sales personnel. We have not entered into employment agreements with any of our employees. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, financial condition and results of operations. Competition for qualified personnel in the software industry is intense, and we compete for these personnel with other software companies that have greater financial and other resources than we do. If we lose the services of one or more of our executive officers or other key personnel, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business could be harmed. Searching for replacements for key personnel could also divert management's time and attention and result in increased operating expenses.

We will not be able to maintain our revenue growth if we do not attract, train or retain qualified sales personnel.

If we fail to successfully maintain and expand our sales force, our future revenue and profitability will be adversely affected. We depend on our direct sales force for substantially all of our revenue and intend to make significant expenditures in upcoming years to expand our sales force. Our future success will depend in part upon the continued expansion and increased productivity of our sales force. To the extent that we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in hiring, training or retaining our sales personnel in accordance with our plans. Even if we hire and train a sufficient number of sales personnel, we may not generate enough additional revenue to exceed the expense of hiring and training the new personnel.

Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition.

We have and will continue to have periods of growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. In 2004, we increased our employee base from 393 employees in 2003 to 522 employees during 2004, 693 employees in 2005, 1,220 employees in 2006, 1,373 employees in 2007, and 1,535 employees in 2008. The increase in 2006 was primarily due to the addition of 44 and 338 employees that we acquired as part of our acquisition of Webhire and BrassRing, respectively. The increase in 2007 was primarily due to the addition of 134 and 25 employees that we acquired as part of our acquisition of Strategic Outsourcing Corporation and HRC Human Resources Consulting GmbH, respectively. The increase in 2008 was primarily due to the addition of 135 employees that we acquired as a part of our acquisition of Quorum International Holdings Limited ("Quorum"), in April 2008. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and reporting systems and procedures. This effort may require us to make significant capital expenditures or to incur significant expenses, and may divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition may be adversely affected.

Evolving European Union regulations related to confidentiality of personal data may adversely affect our business

In order to provide our solutions to our clients, we rely in part on our ability to access our clients' employee data. The European Union and other jurisdictions have adopted various data protection regulations related to the confidentiality of personal data. To date, these regulations have not restricted our business as we have qualified for a safe harbor available for U.S. companies that collect personal data from areas under the jurisdiction of the European Union. To the extent that these regulations are modified in such a manner that our safe harbor no longer applies, our ability to conduct business in the European Union may be adversely affected.

Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

As Internet commerce continues to evolve, increasing regulation by federal, state and/or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe that increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our clients' ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our clients via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The failure of our solutions to comply with employment laws may require us to indemnify our clients, which may harm our business.

Some of our client contracts contain indemnification provisions that require us to indemnify our clients against claims of non-compliance with employment laws related to hiring. To the extent these claims are successful and exceed our insurance coverages, these obligations would have a negative impact on our cash flow, results of operation and financial condition.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our historical or future financial results. For example, prior to January 1, 2006, we were not required to record share-based compensation charges if the employee's stock option exercise price was equal to or exceeded the deemed fair value of the underlying security at the date of grant. However, effective January 1, 2006 we are required to record the fair value of stock options as an expense in accordance with new accounting pronouncements.

Anti-takeover provisions of Pennsylvania law and our articles of incorporation and bylaws could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our articles of incorporation and applicable provisions of the Pennsylvania Business Corporation Law may make it more difficult for a third party to, or prevent a third party from, acquiring control of us or effecting a change in our board of directors and management. These provisions include:

- the classification of our board of directors into three classes, with one class elected each year;
- prohibiting cumulative voting in the election of directors;
- the ability of our board of directors to issue preferred stock without shareholder approval;
- our shareholders may only take action at a meeting of our shareholders and not by written consent;
- prohibiting shareholders from calling a special meeting of our shareholders;
- our shareholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place shareholders proposals on the agenda for consideration at any meeting of our shareholders; and
- prohibiting us from engaging in some types of business combinations with holders of 20% or more of our voting securities without prior approval of our board of directors, unless a majority of our disinterested shareholders approve the transaction.

The Pennsylvania Business Corporation Law further provides that because our articles of incorporation provide for a classified board of directors, shareholders may remove directors only for cause. These and other provisions of the Pennsylvania Business Corporation Law and our articles of incorporation and bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our shareholders' voting and other rights. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

Our board of directors has approved a share repurchase program, which may restrict our funds available for other actions and negatively affect the market price of our securities.

In November 2007, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 2,000,000 shares of our common stock. We completed the repurchase plan in January 2008 and repurchased all 2,000,000 shares authorized by our board of directors at an average price per share of $17.61.

In February 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3,000,000 shares of our common stock. As of December 31, 2008, we repurchased 1,125,651 shares at an average price per share of $18.12 and an aggregate cost of $20.4 million. These shares were restored to original status and accordingly are presented as authorized but not issued. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. As of December 31, 2008, the number of shares available for repurchase under the stock repurchase plan was 1,874,349.

Share repurchases may not have the effects anticipated by our board of directors and may instead harm the market price of our securities. The full implementation of this repurchase plan would use a significant portion of our cash reserves, and this use of cash could limit our future flexibility to complete acquisition transactions or fund other growth opportunities. In addition, the share repurchases are subject to regulatory requirements. We may become subject to lawsuits regarding the use of our cash for share repurchases or for the failure to follow applicable regulatory requirements in connection with our share repurchase program. Our repurchase plan will also likely result in an increase in the share percentage ownership of our existing shareholders, and such increase may trigger disclosure or other regulatory requirements for our larger shareholders. As a result, certain shareholders may liquidate a portion of their holdings. In addition, our repurchase plan may decrease our public float as shares are repurchased by us on the open market pursuant to the plan and may have a negative effect on our trading volume. Such outcomes may have a negative impact on the liquidity of our common stock, the market price of our common stock and could make it easier for others to acquire a larger percentage of our voting securities.

The market price of our common stock has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. From January 1, 2008 to December 31, 2008, our common stock has been particularly volatile as the price of our common stock has ranged from a high of $24.01 to a low of $4.68. In the past several years, technology stocks have experienced high levels of volatility and significant declines in value from their historic highs. Additionally, as a result of the current global credit crisis and the concurrent economic downturn in the U.S. and globally, there have been significant declines in the values of equity securities generally in the U.S. and abroad. Factors that could cause fluctuations in the trading price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of software companies in general, and HR software companies in particular;
- actual or anticipated changes in our earnings or fluctuations in our operating results;

- general economic conditions and trends;
- major catastrophic events;
- the timing and magnitude of stock repurchases pursuant to our stock repurchase plan;
- sales of large blocks of our stock; or
- departures of key personnel.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business.

Our investments in auction rate securities are subject to risks which may adversely affect our liquidity and cause losses.

At December 31, 2008, we held $16.5 million of AA- and AAA-rated auction rate securities ("ARS"), the underlying assets of which are generally student loans which are substantially backed by the U.S. federal government. Auction rate securities are generally long-term instruments that are intended to provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, allowing holders of these instruments to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling the auction rate securities at par. Beginning in February 2008, auctions failed for our holdings because sell orders for these securities exceeded the amount of purchase orders. The funds associated with these failed auctions will not be accessible until the issuer calls the security, a successful auction occurs, a buyer is found outside the auction process, or the security matures. Consequently, because there is no assurance we will be able to liquidate our positions in these securities within the next 12 months, we have reclassified all of our auction rate holdings to long-term investments on our consolidated balance sheet. Until the issuers of our auction rate securities are able to successfully close future auctions or if their credit ratings deteriorate further, we may in the future be required to record further charges on these investments, and our liquidity would be adversely affected to the extent that the cash we would otherwise receive upon liquidation of the investments would not be available for use in the growth of our business and other strategic opportunities.

Our ability to enforce the terms of our auction rate settlement with UBS is subject to UBS's continued viability

Recently UBS has experienced operational challenges including an executive management shakeup; the largest annual loss ever reported by a Swiss company; the elimination of 11,000 jobs; and the need for a Swiss government bailout. All of these factors could add to the worsening financial viability of the bank and cause it to cancel any settlement agreements involving the extension of credit to its customers. If UBS were to terminate its settlement agreement with its customers, the Company's liquidity would adversely be affected.

ITEM 1B. Unresolved Staff Comments.

Not Applicable.

ITEM 2. Properties

We lease our headquarters in Wayne, Pennsylvania. The table below provides information concerning our principal facilities, including the approximate square footage, the approximate monthly rent and the lease expiration date of each facility. We believe that our facilities are in good operating condition and will adequately serve our needs for at least the next 12 months. We also anticipate that, if required, suitable additional or alternative space will be available on commercially reasonable terms, in office buildings we currently occupy or in space nearby, to accommodate expansion of our operations.

Location	Approximate Square Footage	Monthly Rent	Lease Expiration
Frisco, Texas	26,656	$ 35,886	January 31, 2015
Hyderabad, India	23,668	$ 15,094	February 14, 2011
Lincoln, Nebraska	62,787	$ 76,449	August 31, 2010
London, England	6,844	$ 15,017	March 18, 2011
Minneapolis, Minnesota	15,474	$ 34,402	February 29, 2012
Vizag, India	60,000	$ —	Owned
Waltham, Massachusetts	65,546	$104,437	April 29, 2011
Wayne, Pennsylvania	36,635	$ 94,731	May 13, 2013

On February 28 2008, our lease expired and we closed our facility in Lexington, Massachusetts. During 2007, the personnel at our Lexington facility were relocated to our Waltham, Massachusetts facility. In April 2008, our facility in Richardson, Texas was closed and our resources were relocated to Frisco, Texas.

ITEM 3. Legal Proceedings

We are involved in claims from time to time which arise in the ordinary course of business. In the opinion of management, we have made adequate provision for potential liabilities, if any, arising from any such matters. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

ITEM 4. Submission of Matters to a Vote of Security Holders

Not applicable

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases of Equity Securities

Market Information and Dividends

Our common stock has been quoted on The Nasdaq Stock Market, LLC under the symbol "KNXA" since June 24, 2005. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by The Nasdaq Stock Market, LLC.

	Common Stock Price	
	High	**Low**
Year Ended December 31, 2007:		
First Quarter	$39.33	$28.20
Second Quarter	$39.24	$27.94
Third Quarter	$42.44	$25.58
Fourth Quarter	$34.50	$16.41
Year Ended December 31, 2008:		
First Quarter	$22.81	$16.07
Second Quarter	$21.71	$17.41
Third Quarter	$24.01	$14.77
Fourth Quarter	$16.04	$ 4.68

On March 11, 2009, the last reported sale price of our common stock on The Nasdaq Stock Market, LLC was $4.17 per share. As of March 11, 2009, there were approximately 73 holders of record of our common stock.

We have not declared or paid any cash dividends on our common stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of our common stock to realize a return on their investment, if any.

STOCK PERFORMANCE GRAPH AND CUMULATIVE TOTAL RETURN

The following graph shall not be deemed incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference therein.

Prior to June 28, 2005, we were not publicly traded and there was no public market for our securities. The graph below compares the cumulative total return of our common stock with that of the NASDAQ Composite Index, the NASDAQ Computer & Data Processing Index and the S&P Smallcap 600 Index from June 28, 2005 (the date shares of our common stock began to trade publicly) through December 31, 2008. The graph assumes that you invested $100 at the close of market on June 28, 2005 in shares of our common stock and invested $100 on May 31, 2005 (the last day of the completed calendar month immediately preceding June 28, 2005) in each of these indexes, and in each case assumes the reinvestment of dividends. The comparisons in this graph are provided in accordance with Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of shares of our common stock.

COMPARISON OF 42 MONTH CUMULATIVE TOTAL RETURN


$350
$300
$250
$200
$150
$100
$50
$0
6/05
6/05
9/05
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6/06
9/06
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Kenexa Corporation
NASDAQ Composite
S&P Smallcap 600
NASDAQ Computer & Data Processing

Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities.

The following table provides information regarding our repurchase of our common stock during the fourth quarter of 2008:

Period	Total Number of Shares Purchased (1)	Weighted Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2008—October 31, 2008	—	—	—	1,943,707
November 1, 2008—November 30, 2008	69,358	$6.24	69,358	1,874,349
December 1, 2008—December 31, 2008	—	—	—	1,874,349
Total	—	—	—	1,874,349(1)

(1) On February 20, 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3,000,000 shares of our common stock.

ITEM 6. Selected Consolidated Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below are derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report on Form 10-K. The consolidated statements of operations data for each of the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes appearing elsewhere in this filing. The consolidated statements of operations data for each of the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements not included in this filing. All of the historical consolidated financial data set forth below gives retroactive effect to a 0.8-for-1 reverse stock split of our common stock on June 27, 2005. Our historical results are not necessarily indicative of results for any future period.

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Subscription	$ 163,420	$ 148,662	$ 90,470	$ 50,974	$ 36,348
Other	40,312	33,264	21,637	14,667	9,952
Total revenues	203,732	181,926	112,107	65,641	46,300
Cost of revenues	61,593	50,920	31,712	18,782	12,230
Gross profit	142,139	131,006	80,395	46,859	34,070
Operating expenses:					
Sales and marketing	40,780	35,324	25,134	16,133	13,350
General and administrative	48,884	39,332	24,520	15,116	10,243
Research and development	15,555	17,737	8,618	3,986	4,271
Depreciation and amortization	12,088	7,584	3,487	2,112	2,476
Restructuring charges	1,979	—	—	—	—
Goodwill impairment charge	167,011	—	—	—	—
Total operating expenses	286,297	99,977	61,759	37,347	30,340
(Loss) income from operations	(144,158)	31,029	18,636	9,512	3,730
Interest (income) expense	(1,395)	(3,098)	(1,560)	(566)	160
Interest on mandatory redeemable preferred shares (1)	—	—	—	3,396	8,386
(Loss) income from operations before income tax	(142,763)	34,127	20,196	6,682	(4,816)
Income tax (benefit) expense	(38,071)	10,579	4,303	591	(723)
Net (loss) income	(104,692)	23,548	15,893	6,091	(4,093)
Accretion of redeemable class B common shares and class C common shares	—	—	—	41,488	1,019
Net (loss) income applicable to common shareholders	$ (104,692)	$ 23,548	$ 15,893	$ (35,397)	$ (5,112)
Basic (loss) income per share:					
Net (loss) income per share applicable to common shareholders—basic	$ (4.60)	$ 0.94	$ 0.80	$ (3.06)	$ (0.85)
Weighted average shares used to compute net (loss) income applicable to common shareholders—basic	22,779,694	24,926,468	19,911,775	11,578,885	5,995,389
Net (loss) income per share applicable to common shareholders—diluted	$ (4.60)	$ 0.93	$ 0.78	$ (3.06)	$ (0.85)
Weighted average shares used to compute net (loss) income applicable to common shareholders—diluted	22,779,694	25,327,004	20,425,794	11,578,885	5,995,389

SELECTED CONSOLIDATED FINANCIAL DATA

	As of December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 21,742	$ 38,032	$ 42,502	$43,499	$ 9,494
Short-term investments	4,512	58,423	—	—	—
Long-term investments	16,513	—	—	—	—
Total assets	218,465	347,889	267,459	73,899	33,288
Short term debt, net	—	—	20,000	—	—
Capital leases, short term	143	140	229	219	199
Deferred revenue	38,638	35,076	31,251	12,588	6,650
Series A preferred stock	—	—	—	—	41,727
Series B preferred stock	—	—	—	—	17,178
Capital leases, long term	108	94	145	185	277
Term loan, long term	—	—	45,000	—	—
Other long-term debt, net	104	138	225	163	101
Redeemable class B common stock	—	—	—	—	5,291
Redeemable class C common stock	—	—	—	—	4,571
Class A common stock	225	240	209	174	80
Treasury stock	—	—	—	—	(8,772)
Total shareholders' equity (deficiency)	156,536	287,648	147,161	50,742	(49,576)

(1) We adopted SFAS 150 effective July 1, 2003, which required us to record the mandatory redeemable preferred stock at fair value at the date of adoption and reflect the difference between carrying value and fair value as a cumulative effect of a change in accounting principle. Changes in fair value after the initial adoption date are treated as interest expense. Dividends on mandatory redeemable preferred stock are also treated as interest expense. The interest and change in accounting principle charges to net income were discontinued with the redemption of our series A preferred stock and series B preferred stock in connection with the completion of our initial public offering in June 2005.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Data" section and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations and intentions. Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Item 1A—Risk Factors" section and elsewhere in this Annual Report on Form 10-K.

Overview

We provide software, services and proprietary content that enable organizations to more effectively recruit and retain employees. Our solutions are built around a suite of easily configurable software applications that automate talent acquisition and employee performance management best practices. We offer the software applications that form the core of our solutions on an on-demand basis, which materially reduces the costs and risks associated with deploying traditional enterprise applications. We complement our software applications with tailored combinations of outsourcing services, consulting services and proprietary content based on our 21 years of experience assisting clients in addressing their human resource requirements. Together, our software applications and services form solutions that we believe enable our clients to improve the effectiveness of their talent acquisition programs, increase employee productivity and retention, measure key HR metrics and make their talent acquisition and employee performance management programs more efficient.

Since 1999, we have focused on providing talent acquisition and employee performance management solutions on a subscription basis and currently generate a significant portion of our revenue from these subscriptions. For the years ended December 31, 2008 and 2007, revenue from these subscriptions comprised approximately 80.2% and 81.7%, respectively, of our total revenue. We generate the remainder of our revenue from discrete professional services that are not provided as part of an integrated solution on a subscription basis. These subscription-based solutions provide us with a recurring revenue stream and we believe represent a more compelling opportunity in terms of growth and profitability than discrete professional services. Since 2005 subscription revenue has represented approximately 80% of our total revenue; we expect that trend to continue.

We sell our solutions to large and medium-sized organizations through our direct sales force. As of December 31, 2008, we had a client base of approximately 4,400 companies, including approximately 180 companies on the Fortune 500 list published in April 2008. Our client base includes companies that we billed for services during the year ended December 31, 2008 and does not necessarily indicate an ongoing relationship with each such client. Our top 80 clients contributed approximately $114.7 million, or 56.3%, of our total revenue for the year ended December 31, 2008.

Over the past six months, as a result of the deteriorating financial conditions, the global economy has slowed to near historic lows, as measured by most indices. Unemployment in the United States was at a 20 year high of 8.1% in February 2009 and based upon recent survey data projected to be as high as 9.3% by December 2009. During the last three months of 2008, gross domestic product fell at an annualized 6.2% rate, a rate not experienced in the United States since the 1982 recession, and much faster than previous government forecasts. Globally, the outlook was similar as the Organization for Economic Cooperation and Development's leading indicator edged closer to lows recorded during the oil shock of the early 1970s. Taken together, all of these factors, (i.e. high unemployment, slower domestic growth and global recession) will most likely adversely affect our business in 2009 and perhaps beyond. However, the extent or degree to which we may be affected by these events is extremely difficult to predict. The uncertain economic prospects being experienced by our clients will likely translate into slower growth, or contraction, for us, since a substantial portion of our business is dependent upon our clients' hiring and human capital needs. However, we believe that by optimizing our internal resources for the current business conditions, we can minimize these adverse effects and emerge from this economic crisis with a stronger more efficient operating model.

Although our compound annual growth of revenue for the three year period ending December 31, 2008 has been 45.9% and our clients have historically renewed their subscriptions at approximately 90% each year, some of our customers, facing uncertainty and cost pressures in their own businesses during the current economic downturn, have indicated that they are waiting to purchase our products and are otherwise increasingly seeking purchasing terms and conditions that are less favorable to us. As a result of this trend, we experienced lower renewal rates during the second half of fiscal 2008, resulting in a renewal rate by aggregate value of multi-year subscriptions for the year ended December 31, 2008 of approximately 75% and as a result we have forecasted lower business levels for the first quarter of 2009 as well.

Due to the decline in our stock price and market capitalization, expected reductions in projected future net income, reduced future cash flow estimates and predicted slower growth rates in our industry, we recorded an impairment charge totaling $167.0 million for the year ended December 31, 2008, representing a portion of our acquired goodwill. If these trends persist additional impairment charges may be recorded in future periods.

Although, in the intermediate term, our liquidity was adversely affected by the downturn in the credit markets and our credit facility may be affected by our non-cash goodwill impairment charge recognized in the fourth quarter 2008, we believe that the UBS settlement agreement for our auction rate securities, our cash and short-term investments on hand, and our projected cash from operations will be sufficient to meet our liquidity needs for the next twelve months.

Background

We commenced operations in 1987 as a provider of recruiting services to a wide variety of industries. In 1993, we offered our first automated talent acquisition system and by 1997 we had expanded our business to provide employee research, employee performance management technology and consulting services. In late 1997, responding to a growing demand from our customers, we embarked on a strategy to provide comprehensive human capital management services integrated with on-demand software. Between 1994 and 1998, we acquired 15 businesses that collectively enabled us to offer comprehensive HCM services integrated with on-demand technology.

Over the past ten years, we have pursued a strategy designed to focus our business on talent acquisition and employee performance management solutions and reduce our strategic focus on discrete professional services that generated less predictable revenue streams and lower margins. To that end:

- in 1999, we exited our temporary staffing business;
- in 2000 and 2001, we acquired four businesses which enhanced our screening and behavioral assessment solutions and skills testing technologies;
- since 2002, we have reduced our strategic focus on position-specific recruiting services;
- in 2003, we discontinued our Oracle implementation business and discontinued and sold our pharmaceutical training division;
- in 2005, we entered into an asset purchase agreement with Scottworks Solutions, Inc.;
- in 2006, we enhanced our talent acquisition solutions and client base through our acquisitions of Webhire, Inc., Knowledge Workers Inc., Gantz Wiley Research, Psychometric Services Ltd., and BrassRing Inc.;
- in 2007, we enhanced our talent acquisition solutions and client base through our acquisitions of Strategic Outsourcing Corporation and HRC Human Resources Consulting, and
- in 2008, we expanded our global footprint in the talent acquisition space through our acquisition of Quorum International Holdings Limited.

As a result of our shift in strategic focus in 2000, an increasing proportion of our revenue has been derived from talent acquisition and employee performance management solutions while a decreasing portion of our revenue has been derived from discrete professional services. In 2000, revenue derived from subscriptions for these solutions comprised approximately 54.4% of our total revenue; in 2008 this percentage increased to 80.2% of total revenue. This shift to subscription based services has been driven by our customer's adoption of the on-demand model for software delivery and need for solutions that improve employee recruiting and retention.

From our inception through 1999, our operations were funded primarily through internally generated cash flows and our line of credit, as well as private placements of our securities to institutional investors in 2000 and 2001. On June 29, 2005, we completed our initial public offering and listed our common stock for trading on the Nasdaq Stock Market.

Recent Events

During the quarter ended December 31, 2008, due to a 49.5% decline in our stock price and market capitalization, lower projected net income, cash flow estimates and slower projected growth rates in our industry, we reevaluated our goodwill impairment analysis. Our analysis was performed to determine the implied fair value of our goodwill with neither the write up or write down of any assets or liabilities, nor recording any additional unrecognized identifiable intangible assets. Based upon our analysis we determined that the implied fair value of the our goodwill was $32.4 million as of December 31, 2008, resulting in a goodwill impairment charge of $167.0 million. This goodwill impairment charge had no effect on our cash balances.

In response to the challenging macroeconomic environment, the strengthening U.S. dollar, relative to other currencies of countries in which we do business and the resulting slowing or delaying of a number of project implementations, on November 3, 2008, we reduced our revenue guidance for the fourth quarter and year ended December 31, 2008. Following this announcement, on November 3, 2008, due to the widespread deterioration in our business climate, we announced a restructuring program involving staff reductions of approximately 12% of our workforce which included one-time severance and outplacement benefit and certain legal fees totaling approximately $2.0 million.

On April 2, 2008, we acquired Quorum International Holdings Limited ("Quorum"), a provider of recruitment process outsourcing services based in London, England, for a purchase price of approximately $27.9 million, in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.7 million, was approximately $28.6 million. In addition, the acquisition agreement contains an earn out provision which provides for the payment of additional consideration by the Company based upon the gross profit of Quorum for the twelve month period ending June 30, 2009 and June 30, 2010. Formulaically the earnout is 3.86 times Quorum's gross profit less the amount of base consideration, as defined in the agreement. The acquisition of Quorum will broaden our presence in the global recruitment market.

On February 20, 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3.0 million shares of our common stock, of which 1.1 million shares were repurchased at an aggregate cost of $20.4 million as of December 31, 2008. These shares were restored to original status and accordingly are presented as authorized but not issued. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. As of December 31, 2008, we are authorized to repurchase approximately 1.9 million shares by value under this stock repurchase plan. In addition, in January 2008, we repurchased 0.5 million shares under a previously authorized stock repurchase plan for an aggregate cost of $9.8 million.

Sources of Revenue

We derive revenue primarily from two sources: (1) subscription revenue for our solutions, which is comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support that is not included in the basic subscription fee; and (2) fees for discrete professional services.

Our clients primarily purchase renewable subscriptions for our solutions. The typical term is one to three years, with some terms extending up to five years. The majority of our subscription agreements are not cancelable for convenience although our clients have the right to terminate their contracts for cause if we fail to provide the agreed upon services or otherwise breach the agreement. A client does not generally have a right to a refund of any advance payments if the contract is cancelled. Due to the current economic slowdown, a greater number of our customers are delaying or seeking to revise the terms and conditions of our service agreements. As a result, we experienced for the year ended December 31, 2008 lower than expected renewal rates in the range of 70%—80% of the aggregate value of multi-year subscriptions for our on-demand talent acquisition and performance management solution contracts rather than our historical renewal rate of approximately 90%. We expect this trend to continue in 2009. Consistent with our historical practices, revenue derived from subscription fees is recognized ratably over the term of the subscription agreement. We generally invoice our clients in advance in monthly or quarterly installments and typical payment terms provide that our clients pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable prior to the receipt of payment and in deferred revenue to the extent revenue recognition criteria have not been met. Because our revenue base has grown, the amount of deferred revenue on our balance sheet has increased. As of December 31, 2008, deferred revenue increased to $38.6 million from $35.1 million at December 31, 2007. We generally price our solutions based on the number of software applications and services included and the number of client employees. Accordingly, subscription fees are generally greater for larger organizations and for those that subscribe for a broader array of software applications and services.

We derive other revenue from the sale of discrete professional services, and translation services as well as from out-of-pocket expenses. The majority of our other revenue is derived from discrete professional services, which primarily consist of consulting and training services. This revenue is recognized differently depending on the type of service provided as described in greater detail below under "Critical Accounting Policies and Estimates."

For the year ended December 31, 2008, approximately 73.6% of our total revenue was derived from sales in the United States. Revenue that we generated from clients in Canada, United Kingdom, Germany, and Netherlands was approximately 2.7%, 8.7%, 4.8%, 1.6%, respectively, for the year ended December 31, 2008. Revenue for other countries amounted to an aggregate of 8.6%. Other than the countries listed, no other country represented more than 2% of our total revenue for the year ended December 31, 2008. The decrease in our percentage revenue derived from sales in the United States is primarily due to increased foreign sales.

Cost of Revenue

Our cost of revenue primarily consists of compensation, employee benefits and out-of-pocket travel-related expenses for our employees and independent contractors who provide consulting or other professional services to our clients. Additionally, our application hosting costs, amortization of third-party license royalty costs, technical support personnel costs, overhead allocated based on headcount and reimbursed expenses are also recorded as cost of revenue. Many factors affect our cost of revenue, including changes in the mix of products and services, pricing trends, changes in the amount of reimbursed expenses and fluctuations in our client base. Because cost as a percentage of revenue is higher for professional services than for software products, an increase in the services component of our solutions or an increase in discrete professional services as a percentage of our total revenue would reduce gross profit as a percentage of total revenue. As our overall revenue begins to decline, we expect our cost of revenue to decline proportionately, subject to pricing pressure related to economic conditions and slightly influenced by the mix of services and software.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing. Sales and marketing expenses primarily consist of personnel and related costs for employees engaged in sales and marketing, including salaries, commissions, and other variable compensation, travel expenses and costs associated with trade shows, advertising and other marketing efforts and allocated overhead. We expense our sales commissions at the time the related revenue is recognized, and we recognize revenue from our subscription agreements ratably over the terms of the agreements. Over the past several years, our sales and marketing expense has increased in absolute terms and as a percentage of total revenue. Although we believe that our investment in sales and marketing commencing in 2003 resulted in significant revenue growth during 2004 through 2008, based on recent economic conditions we have reduced our sales and marketing expenditures to adjust for expected lower rates of growth projections. However, consistent with our past practice, we intend to continue to invest in sales and marketing to pursue new clients and expand relationships with existing clients at levels we deem appropriate given our current economic conditions. Our sales and marketing expense has increased in absolute terms and as a percentage of total revenue. Although our sales and marketing expense increased in both absolute terms and as a percentage of total revenue, we expect our sales and marketing expense to decrease, mainly due to reduced commission expense partially offset by increased branding expense, as business conditions dictate.

General and Administrative. General and administrative expenses primarily consist of personnel and related costs for our executive, finance, human resources and administrative personnel, professional fees and other corporate expenses and allocated overhead. Based upon the current state of the economy, we believe that general and administrative expenses will remain the same or decrease in dollar amount and increase as a percentage of total revenue in 2009.

Research and Development. Research and development expenses primarily consist of personnel and related costs, including salaries, and employee benefits, for software engineers, quality assurance engineers, product managers, technical sales engineers and management information systems personnel. Our research and development efforts have been devoted primarily to enhancements and upgrades to our existing products. Capitalized software development costs increased by $5.5 million or 203.7% to $8.2 million for the year ended December 31, 2008 from $2.7 million for the year ended December 31, 2007. The increase in capitalized software development costs represents 52.6% and 15.3% of research and development expense for the years ended December 31, 2008 and 2007, respectively and was directly attributable to an increase in the software development projects qualifying for capitalization, pursuant to SOP 98-1. This increase was due in part to greater use of third party software developers and improved precision of their time and activity reporting. The remaining research and development expenses have been expensed as incurred. We expect research and development expenses to remain flat or increase slightly as we continue to execute on our strategies which include furthering the common services enterprise architecture, introducing Kenexa 2x modules, and continuing to develop feature enhancements.

Key Performance Indicators

The following tables summarize the key performance indicators that we consider to be material in managing our business:

	For the Year Ended December 31,		
	2008	2007	2006
	(in thousands, except for percentages)		
Total Revenue	203,732	181,926	112,107
Subscription revenue as a percentage of total revenue	80.2%	81.7%	80.7%
(Loss) income from operations before income tax and interest expense (1)	(144,158)	31,029	18,636
Net cash provided by operating activities	32,465	38,563	18,610

	For the Year Ended December 31,		
	2008	2007	2006
	(in thousands)		
Deferred revenue	$38,638	$35,076	$31,251

(1) For the year ended December 31, 2008, loss from operations before income taxes and interest expense includes goodwill impairment and restructuring charges of $167,011 and $1,979, respectively. Excluding these charges, non-gaap income from operations before income taxes and interest expense would have been $24,832.

The following is a discussion of some of the terms used in the tables above.

Subscription revenue as a percentage of total revenue. Subscription revenue as a percentage of total revenue can be derived from our consolidated statement of operations. This performance indicator illustrates the evolution of our business towards subscription-based solutions, which provide us with a recurring revenue stream and which we believe to be a more compelling revenue growth and profitability opportunity. We expect that the percentage of subscription revenue will be in the range of 78-82% of our total revenues through at least 2009.

Net cash provided by operating activities. Net cash provided by operating activities is taken from our consolidated statement of cash flows and represents the amount of cash generated by our operations that is available for investing and financing activities. Historically, our net cash provided by operating activities has exceeded our net income primarily due to the positive impact of deferred revenue. We expect this trend to continue because of the advance payment structure of our subscription agreements.

Deferred revenue. We generate revenue primarily from multi-year subscriptions for our on-demand talent acquisition and employee performance management solutions. We recognize revenue from these subscription agreements ratably over the term of the contract, which is typically one to three years. We generally invoice our clients in quarterly or monthly installments in advance. Deferred revenue, which is included in our consolidated balance sheets, is the amount of invoiced subscriptions in excess of the amount recognized as revenue. Deferred revenue represents, in part, the amount that we will record as revenue in our consolidated statements of operations in future periods. As the subscription component of our revenue has grown and customer willingness to pay us in advance for their subscriptions has increased, the amount of deferred revenue on our balance sheet has grown. It is reasonably possible that this trend may vary as business conditions change.

The following table reconciles beginning and ending deferred revenue for each of the periods shown:

	For the Year Ended December 31,		
	2008	2007	2006
	(in thousands)		
Deferred revenue at the beginning of the year	$ 35,076	$ 31,251	$ 12,588
Total invoiced subscriptions during the year	166,982	152,367	95,087
Deferred revenue from acquisition	—	120	14,046
Subscription revenue recognized during the year	(163,420)	(148,662)	(90,470)
Deferred revenue at end of year	38,638	35,076	31,251

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and consolidated results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to uncollectible accounts receivable and accrued expenses. We base these estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Revenue Recognition

We derive our revenue from two sources: (1) subscription revenues for solutions, which are comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) other fees for professional services, translation services and reimbursed out-of-pocket expenses. Because we provide our solutions as a service, we follow the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition. On August 1, 2003, we adopted Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the following conditions are met:

- there is persuasive evidence of an arrangement;
- the service has been provided to the client;
- the collection of the fees is probable; and
- the amount of fees to be paid by the customer is fixed or determinable.

Subscription Fees and Support Revenues. Subscription fees and support revenues are recognized on a monthly basis over the lives of the contracts. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. We recorded subscription fees and support revenues of approximately $163.4 million, $148.7 million, and $90.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Other Revenue. Other revenue consists of discrete professional services, translation services and reimbursable out-of-pocket expenses. Discrete professional services, when sold with subscription and support offerings, are accounted for separately since these services have value to the customer on a stand-alone basis and there is objective and reliable evidence of fair value of the delivered elements. Our arrangements do not contain general rights of return. Additionally, when professional services are sold with other elements, the consideration from the revenue arrangement is allocated among the separate elements based upon the relative fair value. Revenues from professional services are recognized as the services are rendered.

In determining whether revenues from professional services can be accounted for separately from subscription revenue, we consider the following factors for each agreement: availability of professional services from other vendors, whether objective and reliable evidence of the fair value exists of the undelivered elements, the nature and the timing of when the agreement was signed in comparison to the subscription agreement start date and the contractual dependence of the subscription service on the customer's satisfaction with the other services. If the professional service does not qualify for separate accounting, we recognize the revenue ratably over the remaining term of the subscription contract. In these situations we defer the direct and incremental costs of the professional service over the same period as the revenue is recognized.

We record reimbursable out-of-pocket expenses incurred in accordance with EITF issue 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, which requires that reimbursements received for out-of-pocket expenses be classified as revenue and not as cost reductions. Before the December 15, 2001 effective date of EITF Issue 01-14, out-of-pocket reimbursements from clients were netted with the applicable costs. These items primarily include travel, meals and certain telecommunication costs. For the years ended December 31, 2008, 2007, and 2006, reimbursed expenses totaled $4.7 million, $3.5 million, and $1.9 million, respectively.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from clients' inability to pay us. The provision is based on our historical experience and for specific clients that, in our opinion, are likely to default on our receivables from them. In order to identify these clients, we perform ongoing reviews of all clients that have breached their payment terms, as well as those that have filed for bankruptcy or for whom information has become available indicating a significant risk of non-recoverability. In addition, we have experienced significant growth in number of clients, and we have less payment history to rely upon with these clients. We rely on historical trends of bad debt as a percentage of total revenue and apply these percentages to the accounts receivable associated with new clients and evaluate these clients over time. To the extent that our future collections differ from our assumptions based on historical experience, the amount of our bad debt and allowance recorded may be different.

Capitalized Software Development Costs

In accordance with EITF Issue 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware," we apply AICPA Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, will be capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training cost are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal software in any of the periods covered in this report.

Goodwill and Other Identified Intangible Asset Impairment

On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets which superseded Accounting Board Opinion No. 17, Intangible Assets. Upon adoption of SFAS No. 142, we ceased amortization of existing goodwill and are required to review the carrying value of goodwill for impairment. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. This comparison is performed annually or more frequently if circumstances change that would more likely than not reduce the fair value of the reporting unit below its carry amount.

During the quarter ended December 31, 2008 we reviewed the carrying values of goodwill at the enterprise or company level by comparing the carrying values to the estimated fair values of the enterprise. The fair value is based on management's estimate of the future discounted cash flows to be generated by the enterprise and our market capitalization. Such cash flows consider factors such as future operating income, historical trends, as well as demand and competition. Comparable company multiples are based upon public companies in sectors relevant to our business based on our knowledge of the industry. Changes in the underlying business could affect these estimates, which in turn could affect our assessment of the recoverability of goodwill. Based on the analysis, we determined that the implied fair value of the our goodwill as of December 31, 2008 was $32.4 million, resulting in a goodwill impairment charge of $167.0 million for the year ended December 31, 2008. The goodwill impairment charge had no effect on our cash balances, but did cause us to be out of compliance with certain covenants under our credit facility pursuant to which we did not as of December 31, 2008, and do not as of the date of this report, have any borrowings or the ability to borrow.

Classification and Fair Value Measurement of Auction Rate Securities

We hold investments in auction rate securities having contractual maturities of greater than one year and interest rate reset features of between 7 and 35 days. These auction rate securities were priced and subsequently traded as short-term investments because of the interest rate reset feature. Consequently, we have historically classified our auction rate securities as available for sale short-term investments at par.

During 2008, as a result of the deterioration in the credit markets, our auction rate securities failed to trade at recent auctions due to insufficient bids from buyers. These events have led to uncertainty surrounding the short-term liquidity of our auction rate security investments. Since it is not possible to predict when auctions for the securities we hold will succeed in the future, we have reclassified our auction rate securities to long-term investments on our Consolidated Balance Sheet as of December 31, 2008.

Our auction rate securities, which have a par value of $18.6 million, were acquired through UBS AG. Due to the failure of the auction rate market in early 2008, UBS AG and other major banks entered into discussions with government agencies to provide liquidity to owners of auction rate securities. In November 2008, we entered into an agreement (the "Agreement") with UBS AG which provides (1) us with a "no net cost" loan up to the par value of Eligible ARS until June 30, 2010, and (2) us the right to sell these auction rate securities back to UBS AG at par, at our sole discretion, anytime during the period from June 30, 2010 through July 2, 2012, and (3) UBS AG the right to purchase these auction rate securities or sell them on our behalf at par anytime through July 2, 2012. (See Note 3 to the Consolidated Financial Statements). We elected to measure value of our option to put the securities to UBS AG under the fair value option of SFAS No. 159, recording income of approximately $2.2 million pre-tax and a corresponding long-term asset as of December 31, 2008. Simultaneously, we transferred these auction rate securities from available-for-sale to trading investment securities. As a result of this transfer, we recognized an other-than-temporary impairment loss of approximately $2.2 million pre-tax, reflecting a reversal of the related temporary valuation allowance that was previously recorded in other comprehensive loss. The recording of this income and the recognition of the other-than-temporary impairment loss resulted in no material impact to our consolidated statement of operations for the year ended December 31, 2008. We anticipate that any future changes in the fair value of our put option under the agreement with UBS AG will be offset by the changes in the fair value of the related auction rate securities with no material net impact to our consolidated statement of operations. Our option to put the securities to UBS AG under the agreement will continue to be measured at fair value utilizing Level 3 inputs as defined by SFAS 157 until the earlier of its maturity or exercise.

The fair values of our auction rate securities are estimated utilizing a discounted cash flow analysis or other types of valuation models as of December 31, 2008 rather than at par. These analyses are highly judgmental and consider, among other items, the likelihood of redemption, credit quality, duration, insurance wraps and expected future cash flows. These securities were also compared, when possible, to other observable market data with similar characteristics to the securities held by us. Any changes in fair value for our auction rate securities, which we attribute to market liquidity issues rather than credit issues, are recorded in our statement of operations.

Accounting for Share-Based Compensation

We use a Black-Scholes option-pricing model to calculate the fair value of our share-based awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

- Volatility is a measure of the amount by which the stock price is expected to fluctuate each year during the expected life of the award and is based on a weighted average of peer companies, comparable indices and our stock volatility. An increase in the volatility would result in an increase in our expense.
- The expected term represents the period of time that awards granted are expected to be outstanding and is currently based upon an average of the contractual life and the vesting period of the options. With the passage of time actual behavioral patterns surrounding the expected term will replace the current methodology. Changes in the future exercise behavior of employees or in the vesting period of the award could result in a change in the expected term. An increase in the expected term would result in an increase to our expense.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at time of grant. An increase in the risk-free interest rate would result in an increase in our expense.
- The estimated forfeiture rate is the rate at which awards are expected to expire before they become fully vested and exercisable. An increase in the forfeiture rate would result in a decrease to our expense.

Share-based compensation expense recognized during the period is based on the value of the number of awards that are expected to vest. In determining the share-based compensation expense to be recognized, a forfeiture rate is applied to the fair value of the award. This rate represents the number of awards that are expected to be forfeited prior to vesting and is based on our historical employee behavior. Changes in the future behavior of employees could impact this rate. A decrease in this rate would result in an increase in our expense.

In certain instances where market based, performance share awards are granted, we use the Monte Carlo valuation model to calculate the fair value. This approach utilizes a two-stage process, which first simulates potential outcomes for our shares using the Monte Carlo simulation and then employs the Black-Scholes model to value the various outcomes predicted by the Monte Carlo simulation. The resulting fair value, on the date of the grant (measurement date), is being recognized over the vesting period using the straight-line method.

The stage-one Monte Carlo simulation requires a variety of assumptions about both the statistical properties of the Company's shares as well as potential reactions to such share price movements by Company management. Such assumptions include the natural logarithm of the Company's stock price, a random log-difference using the Russell 2000 stock index and a random variable using the specific deviations of the Company's returns relative to the returns dictated by the CAPM model.

Accounting for Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, *"Accounting for Income Taxes,"* or SFAS No. 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities.
SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The realization of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits. In addition, we operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Self-Insurance

We are self-insured for the majority of our health insurance costs, including claims filed and claims incurred but not reported subject to certain stop loss provisions. We estimate our liability based upon management's judgment and historical experience. We also rely on the advice of consulting administrators in determining an adequate liability for self-insurance claims. As of December 31, 2008 and 2007, self-insurance accruals totaled approximately $0.6 million and $0.3 million, respectively. We continuously review the adequacy of our insurance coverage. Material differences may result in the amount and timing of insurance expense if actual experience differs significantly from management's estimates.

Consolidated Results of Operations and Geographic Information

Consolidated Historical Results of Operations

The following table sets forth certain consolidated historical results of operations data expressed as a percentage of total revenue for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

Kenexa Corporation Consolidated Statements of Operations
(In thousands)

	For the Year Ended December 31,					
	2008		2007		2006	
	Amount	Percent of Revenues	Amount	Percent of Revenues	Amount	Percent of Revenues
Revenues:						
Subscription revenue	$ 163,420	80.2%	$148,662	81.7%	$ 90,470	80.7%
Other revenue	40,312	19.8%	33,264	18.3%	21,637	19.3%
Total revenues	203,732	100.0%	181,926	100.0%	112,107	100.0%
Cost of revenues	61,593	30.2%	50,920	28.0%	31,712	28.3%
Gross profit	142,139	69.8%	131,006	72.0%	80,395	71.7%
Operating expenses:						
Sales and marketing	40,780	20.0%	35,324	19.4%	25,134	22.4%
General and administrative	48,884	24.0%	39,332	21.6%	24,520	21.9%
Research and development	15,555	7.6%	17,737	9.7%	8,618	7.7%
Depreciation and amortization	12,088	5.9%	7,584	4.2%	3,487	3.1%
Restructuring charges	1,979	1.0%	—	—	—	—
Goodwill impairment charge	167,011	82.0%	—	—	—	—
Total operating expenses	286,297	140.5%	99,977	55.0%	61,759	55.1%
(Loss) income from operations	(144,158)	(70.8)%	31,029	17.1%	18,636	16.6%
Interest income	1,395	0.7%	3,098	1.7%	1,560	1.4%
(Loss) income before income tax	(142,763)	(70.1)%	34,127	18.8%	20,196	18.0%
Income tax (benefit) expense from operations	(38,071)	(18.7)%	10,579	5.8%	4,303	3.8%
Net (loss) income	$(104,692)	(51.4)%	$ 23,548	12.9%	$ 15,893	14.2%

Geographic Information

The following table summarizes the distribution of revenue by geographic region as determined by billing addresses for each of the periods shown:

	For the Year Ended December 31,		
	2008	2007	2006
United States	73.6%	85.3%	90.2%
United Kingdom and The Netherlands	10.3%	7.4%	5.3%
Other European	5.5%	3.0%	0.9%
Germany	4.8%	1.5%	0.0%
Canada	2.7%	1.4%	2.4%
Africa, Asia-Pacific, Middle East and other	3.1%	1.4%	1.2%
Total revenue	100.0%	100.0%	100.0%

Comparison of Years Ended December 31, 2008 and 2007

Revenues

Total revenue increased by $21.8 million or 12.0% to $203.7 million for the year ended December 31, 2008 from $181.9 million for the year ended December 31, 2007. Our subscription revenue increased by $14.7 million to $163.4 million for the year ended December 31, 2008 from $148.7 million for the year ended December 31, 2007. Subscription revenue represented approximately 80.2% of our total revenue for the year ended December 31, 2008 compared to 81.7% of our total revenue for the year ended December 31, 2007. The increase in revenue is attributable primarily to an increase in sales volumes of our talent management solutions and the continued acceptance of our on-demand model. Revenue generated by Quorum comprised approximately 7.9% of the increase in our total revenue for the year ended December 31, 2008 compared to the prior year. Our other revenue increased by $7.1 million to $40.3 million for the year ended December 31, 2008 from $33.2 million for the year ended December 31, 2007. This increase was mostly due to an increase in demand for our consulting services which resulted from an increase in our subscription-based revenues. Based upon the current market conditions, we expect subscription-based and other revenues to decrease in 2009 over the prior year due to a greater number of customers delaying or looking to revise the terms and conditions of our service agreements, the strengthening US dollar relative to other currencies of countries in which we do business, the loss of RPO customers, and a loss of consulting engagements.

Cost of Revenues

Cost of revenue increased by $10.7 million or 21.0% to $61.6 million for the year ended December 31, 2008 from $50.9 million for the year ended December 31, 2007. As a percentage of revenue, cost of revenue increased 2.2% to 30.2% for the year ended December 31, 2008 compared to 28.0% for the year ended December 31, 2007. The $10.7 million increase in the cost of revenue was primarily due to increased salaries, overhead, direct costs and other expense of $7.1 million, $1.2 million, $1.1 million and $1.3 million, respectively. Our increased salaries were due in part to the addition of 100 employees from the acquisition of Quorum in 2008. As our overall revenue begins to decline, we expect our cost of revenue will decline proportionately, subject to pricing pressure related to economic conditions and slightly influenced by the mix of services and software. To the extent new customers are added, we expect that the cost of services, as a percentage of revenue, will be greater than those services associated with existing customers.

Sales and Marketing ("S&M")

S&M expense increased by $5.5 million or 15.6% to $40.8 million for the year ended December 31, 2008 compared to $35.3 million for the year ended December 31, 2007. The $5.5 million increase was due in part to an increase of staff related expense of approximately $5.6 million, partially offset by a decrease in performance bonuses, commissions and travel expenses of approximately $3.7 million from the prior year. The net $1.9 million increase in salaries was due partially to the addition of 24 employees from our Quorum acquisition and 39 employees hired for our existing business in 2008. In addition, reserve for bad debt and advertising and marketing expense contributed approximately $2.4 million and $1.2 million to the increase in S&M expense for the year ended December 31, 2008 over the prior year. The increase in bad debt was mainly attributed to three customers. As a percentage of total revenue, S&M expense increased to 20.0% for the year ended December 31, 2008 from 19.4% for the year ended December 31, 2007 due to increased expense. In the future, we intend to continue to invest in S&M to pursue new clients and expand relationships with existing clients at levels we deem appropriate given our current economic conditions. Although our S&M expense increased in both absolute terms and as a percentage of total revenue, we expect our S&M expense to decrease, mainly due to reduced commission expense partially offset by increased branding expense, as business conditions dictate.

General and Administrative ("G&A")

G&A expense increased by $9.5 million or 24.1% to $48.9 million for the year ended December 31, 2008 compared to $39.4 million for the year ended December 31, 2007. The $9.5 million increase was due in part to an increase in professional fees, rent and utilities expense, and share-based compensation expense which contributed $2.6 million, $1.6 million, and $1.8 million, respectively, to the increase in G&A expense for the year ended December 31, 2008 compared to the prior year. In addition increased travel, phone and license expense contributed approximately $0.9 million, $0.8 million and $0.4 million in expense for the year ended December 31, 2008 compared to the prior year. The remainder of the increase of $1.4 million was attributable to increases in infrastructure expenses such as supplies, insurance and other expenses of $1.0 million and salary and bonus expenses of $0.4 million. As a percentage of total revenue, G&A expense increased by 2.4% to 24.0% for the year ended December 31, 2008 compared to 21.6% for the year ended December 31, 2007. Based upon the current economic environment, we believe that G&A expenses will decrease in dollar amount and increase as a percentage of total revenue in 2009.

Research and Development ("R&D")

R&D expense decreased by $2.1 million or 11.9% to $15.6 million for the year ended December 31, 2008 from $17.7 million for the year ended December 31, 2007. The $2.1 million decrease in R&D expense was directly attributable to increased capitalized software development costs during 2008. Capitalized software development costs increased by $5.5 million or 203.7% to $8.2 million for the year ended December 31, 2008 from $2.7 million for the year ended December 31, 2007. The increase in capitalized software development costs represents 52.6% and 15.3% of R&D expense for the years ended December 31, 2008 and 2007, respectively and was directly attributable to an increase in the software development projects qualifying for capitalization, pursuant to SOP 98-1. This increase was due in part to greater use of third party software developers and improved precision of their time and activity reporting. As a percentage of total revenue, research and development expense decreased from 9.7% to 7.6% for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to increased capitalized software development costs. A small portion of our R&D expense relates to the efforts of our Kenexa Research Institute scientists, which is more fixed in nature. This cost structure will result in future R&D expense being more constant and also a greater percentage of revenue as our revenue decreases. We expect R&D expenses to remain flat or increase slightly as we continue to execute on our strategies which include furthering the common services enterprise architecture, introducing Kenexa 2x modules, and continuing to develop feature enhancements.

Depreciation and Amortization

Depreciation and amortization expense increased $4.4 million or 57.9% to $12.0 million for the year ended December 31, 2008 compared to $7.6 million for the year ended December 31, 2007. The $4.4 million increase was due in part to increased amortization expense associated with our recent acquisitions and increased depreciation expense associated with our capitalized software and our capital purchases including our building in Vizag. In the future, we expect depreciation and amortization expense to increase due to recent capital purchases.

Restructuring expense

During the quarter ended December 31, 2008 in response to the weakness of our macroeconomic environment and widespread deterioration in our business climate we announced a restructuring program involving staff reductions of approximately 12% of our workforce which included one-time severance and outplacement benefits totaling approximately $2.0 million. In the future, additional staff reductions or other cost saving measures will be considered to further align our cost structure for lower anticipated revenues.

Goodwill Impairment

During the quarter ended December 31, 2008, due to adverse changes in the economic climate, a 49.5% decline in the our market capitalization from September 30, 2008, and a downward revision in our earnings guidance for the quarter and year ended December 31, 2008, we reevaluated our goodwill impairment analysis. Pursuant to SFAS No. 142, "*Goodwill and Other Intangible Assets*", these factors signaled a triggering event, which requires us to determine whether and to what extent our goodwill may have been impaired as of December 31, 2008. The first step of this analysis requires the estimation of our fair value, as an entity, and is calculated based on the observable market capitalization with a range of estimated control premiums as well as discounted future estimated cash flows. This step yielded an estimated fair value for us which was less than our carrying value including goodwill at December 31, 2008. The next step entails performing an analysis to determine whether the carrying amount of goodwill on our balance sheet exceeds our implied fair value. The implied fair value of our goodwill, for this step was determined in the same manner as goodwill recognized in a business combination. Our estimated fair value was allocated to our assets and liabilities, including any unrecognized identifiable intangible assets, as if we had been acquired in a business combination with our estimated fair value representing the price paid to acquire it. The allocation process performed on the test date was only for purposes of determining the implied fair value of goodwill with neither the write up or write down of any assets or liabilities, nor recording any additional unrecognized identifiable intangible assets as part of this process, but did cause us to be out of compliance with the covenants under our credit facility pursuant as of December 31, 2008. Based on the analysis, we determined that the implied fair value of the Kenexa's goodwill was $32.4 million, resulting in a goodwill impairment charge of $167.0 million. The goodwill impairment charge had no effect on our cash balances.

Interest Income

Interest income decreased $1.7 million or 54.8% for the year ended December 31, 2008 to $1.4 million for the year ended December 31, 2008 from $3.1 million for the year ended December 31, 2007. The $1.7 million decrease is due primarily to lower cash balances and lower rates of interest in 2008.

Income Tax Expense

An income tax benefit on continuing operations of $38.1 million was recorded for the year ended December 31, 2008 as compared with an income tax expense of $10.6 million for the year ended December 31, 2007. This income tax benefit is primarily attributable to the recognition of a deferred tax asset of $42.3 million relating to a goodwill impairment loss that is deductible for U.S. tax purposes. Changes to deferred income taxes are generally based on management's evaluation of our positive and negative evidence bearing upon the realizability of its deferred tax assets and the determination that it is more likely than not that we will realize a portion of the benefits of federal and state tax assets.

Webhire, which we acquired in January 2006, had a net operating loss carryforward balance of approximately $48.0 million for federal purposes as of September 30, 2005. BrassRing, which we acquired in November 2006, had a net operating loss carryforward balance of approximately $78.0 million for federal purposes as of December 31, 2006. Based upon the uncertainty of our ability to utilize these acquired net operating losses, we recorded a valuation allowance of approximately $12.0 million during the year ended December 31, 2006.

During the year ended December 31, 2007, Webhire and BrassRing made retroactive elections under Section 338(g) of the Internal Revenue Code with the effect of increasing the tax basis of acquired intangible assets to the deemed purchase price of these assets. We will amortize the increased tax basis of acquired intangibles over a 15-year period for federal and state income tax purposes. Separate gains equal to the respective increases in tax basis were included in the pre-acquisition taxable incomes of each acquired company. Webhire and BrassRing each had sufficient net operating loss carryforwards to fully offset the income recognized on the deemed sale of assets for regular federal income tax purposes. However, under the federal alternative minimum tax rules, net operating loss carryforwards may not offset more than 90% of income taxable under this measure. We have therefore paid alternative minimum tax on these gains of approximately $0.5 million. Concurrent with the recognition of these gains, certain of the acquired net operating losses were deemed to expire. Accordingly, we have reduced the deferred tax assets associated with these acquired net operating losses and the related valuation allowances by offsetting amounts of approximately $12.0 million.

Comparison of Years Ended December 31, 2007 and 2006

Revenue

Total revenue increased by $69.8 million or 62.3% to $181.9 million for the year ended December 31, 2007 from $112.1 million for the year ended December 31, 2006. Our subscription revenue increased by 58.2 million to $148.7 million for the year ended December 31, 2007 from $90.5 million for the year ended December 31, 2006. Subscription revenue represented approximately 81.7% of our total revenue for the year ended December 31, 2007 compared to 80.7% of our total revenue for the year ended December 31, 2006. The increase in revenue is attributable primarily to an increase in sales volumes of our talent management solutions and the continued acceptance of our on-demand model. The acquisitions of HRC and StraightSource comprised approximately 18% of the increase in our total revenue for the year ended December 31, 2007 compared to the prior year. Our other revenue increased by 11.7 million to $33.3 million for the year ended December 31, 2007 from $21.6 million for the year ended December 31, 2006. This increase was due to an increase in demand for our consulting services which resulted from an increase in our subscription based revenues.

Cost of Revenue

Cost of revenue increased by $19.2 million or 60.6% to $50.9 million for the year ended December 31, 2007 from $31.7 million for the year ended December 31, 2006. As a percentage of revenue, cost of revenue remained approximately the same at 28.0% for the year ended December 31, 2007 compared to 28.3% for the year ended December 31, 2006. The increase in the cost of revenue was primarily due to increased salaries, overhead, direct costs and other expense of $10.8 million, $1.7 million, $5.3 million and $1.4 million, respectively, associated with our increased revenue. Our increased salaries were due in part to the addition of 19 employees from our acquisitions in 2006 and 2007.

Sales and Marketing

S&M expense increased by $10.2 million or 40.5% to $35.3 million for the year ended December 31, 2007 compared to $25.1 million for the year ended December 31, 2006. Increased, increased staff related expense including performance bonuses and commissions and travel expense contributed of $7.2 million and $1.5 million, respectively, to the increase in S&M expense from the prior year. In addition, bad debt and advertising expense contributed approximately $0.9 million to the increase in S&M expense while other expense increased $0.6 million for the year ended December 31, 2007 over the prior year. The increase in salaries was due in part to the addition of 37 employees from our acquisitions in 2006 and 2007. As a percentage of total revenue, S&M expense decreased to 19.4% for the year ended December 31, 2007 from 22.4% for the year ended December 31, 2006 due to increased revenues.

General and Administrative

G&A expense increased by $14.8 million or 60.4% to $39.3 million for the year ended December 31, 2007 compared to $24.5 million for the year ended December 31, 2006. The $14.8 million increase was due in part to an increase in staff related expense of $6.5 million related to the addition of 75 employees. In addition, rent and utilities expense, professional fees and office supplies contributed of $2.7 million, $3.0 million and $0.9 million, respectively, to the increase in G&A expense for the year ended December 31, 2007 compared to the prior year. The remainder of the increase of $1.7 million was attributable to increases in infrastructure expenses such as phone, supplies, insurance and other expenses. As a percentage of total revenue, G&A expense was approximately the same at 21.6% for the year ended December 31, 2007 compared to 21.9% for the year ended December 31, 2006.

Research and Development

R&D expense increased by $9.1 million or 105.8% to $17.7 million for the year ended December 31, 2007 from $8.6 million for the year ended December 31, 2006. The $9.1 million increase in R&D expense was due to the addition of 49 employees in 2007. As a percentage of total revenue, research and development expense increased from 7.7% to 9.8% for the year ended December 31, 2007 compared to the year ended December 31, 2006 due to increased development effort on our products.

Depreciation and Amortization

Depreciation and amortization expense increased $4.1 million or 117.5% to $7.6 million for the year ended December 31, 2007 compared to $3.5 million for the year ended December 31, 2006 due to increased capital purchases and additional intangibles acquired in connection with our recent acquisitions.

Interest Income

Interest income increased $1.5 million or 98.6% for the year ended December 31, 2007 to $3.1 million for the year ended December 31, 2007 from $1.6 million for the year ended December 31, 2006. The $1.5 million increase is due primarily to interest earned on the net proceeds of our January 2007 public offering in which we raised $130.4 million.

Income Tax Expense

Income tax expense on continuing operations increased $6.3 million or 145.9% to $10.6 million for the year ended December 31, 2007 from $4.3 million for the year ended December 31, 2006. The $6.3 million increase in income tax expense was primarily attributable to an increase in income before taxes. Changes to deferred income taxes are generally based on management's evaluation of our positive and negative evidence bearing upon the realizability of its deferred tax assets and the determination that it is more likely than not that we will realize a portion of the benefits of federal and state tax assets. Webhire, which we acquired in January 2006, had a net operating loss carryforward balance of approximately $48.0 million for federal purposes as of September 30, 2005. BrassRing, which we acquired in November 2006, had a net operating loss carryforward balance of approximately $78.0 million for federal purposes as of December 31, 2006. Based upon the uncertainty of our ability to utilize these acquired net operating losses, we recorded a valuation allowance of approximately $12.0 million during the year ended December 31, 2006.

During the year ended December 31, 2007, Webhire and BrassRing made retroactive elections under Section 338(g) of the Internal Revenue Code with the effect of increasing the tax basis of acquired intangibleassets to the deemed purchase price of these assets. We will amortize the increased tax basis of acquired intangibles over a 15-year period for federal and state income tax purposes. Separate gains equal to the respective increases in tax basis were included in the pre-acquisition taxable incomes of each acquired company. Webhire and BrassRing each had sufficient net operating loss carryforwards to fully offset the income recognized on the deemed sale of assets for regular federal income tax purposes. However, under the federal alternative minimum tax rules, net operating loss carryforwards may not offset more than 90% of income taxable under this measure. We have therefore paid alternative minimum tax on these gains of approximately $0.5 million. Concurrent with the recognition of these gains, certain of the acquired net operating losses were deemed to expire. Accordingly, we have reduced the deferred tax assets associated with these acquired net operating losses and the related valuation allowances by offsetting amounts of approximately $12.0 million.

Liquidity and Capital Resources

Since we were formed in 1987, we have financed our operations primarily through internally generated cash flows, our revolving credit facilities and the issuance of equity. As of December 31, 2008, we had cash and cash equivalents of $21.7 million, short term investments of $4.5 million and long term investments of $16.5 million. In addition, we had no debt and approximately $0.3 million in capital equipment leases.

Our cash provided from operations was $32.5 million, $38.6 million and $18.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash used in investing activities was $18.1 million, $86.3 million, and $156.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash (used in) and provided by financing activities was $(29.7) million, $42.3 million, and $136.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. All of these effects in 2008 resulted in a decrease in our cash and cash equivalents of $16.3 million for the year ended December 31, 2008. While our investing and financing activities have been significant over the past three years, we expect positive cash flow from operations to continue in future periods.

As of December 31, 2008, we held auction rate securities with a fair value of $16.5 million and par value of $18.6 million. Our auction rate securities portfolio includes solely AA- and AAA-rated investments, comprised of federally insured student loans. However, the auction rate securities we hold have failed to trade at recent auctions due to insufficient bids from buyers. This limits the short-term liquidity of these instruments and may limit our ability to liquidate and fully recover the carrying value of our auction rate securities if we needed to convert some or all to cash in the near term. We believe that based upon our current other cash and cash equivalent balances, the current lack of liquidity in the auction rate securities market will not have a material impact on our liquidity or our ability to fund our operations.

Our auction rate securities were acquired through UBS AG. Due to the failure of the auction rate market in early 2008, UBS and other major banks entered into agreements with governmental agencies to provide liquidity to owners of auction rate securities. In November 2008, we entered into an agreement with UBS which provides to us (1) a "no net cost" loan up to the par value of Eligible ARS until June 30, 2010, and (2) the right to sell these auction rate securities back to UBS AG at par, at our sole discretion, anytime during the period from June 30, 2010 through July 2, 2012, and (3) UBS AG the right to purchase these auction rate securities or sell them on the our behalf at par anytime through July 2, 2012. (See Note 13 to our Consolidated Financial Statements included in this Annual Report on Form 10-K for more information).

As of December 31, 2008 as a result of our goodwill impairment charge for the year then ended, we are no longer in compliance with certain financial covenants under our current line of credit. We are currently evaluating the cost of a waiver agreement and are considering renegotiating the credit facility for an additional term. If we are unable to negotiate a satisfactory agreement for the credit facility waiver, we will lose our credit facility and all access to previously available credit from the facility. This could negatively impact our financial condition and liquidity.

Although, in the intermediate term, our liquidity was adversely affected by the downturn in the credit markets and our credit facility may be affected by our non-cash goodwill impairment charge recognized in the fourth quarter 2008, we believe that the UBS settlement agreement for our auction rate securities and our projected cash from operations will be sufficient to meet our liquidity needs for the next twelve months.

On April 2, 2008, we acquired Quorum International Holdings Limited ("Quorum"), a provider of recruitment process outsourcing services based in London, England, for a purchase price of approximately

$27.9 million, in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.7 million, was approximately $28.6 million. In addition, the acquisition agreement contains an earn out provision which provides for the payment of additional consideration by the Company based upon the gross profit of Quorum for the twelve month period ending June 30, 2009 and June 30, 2010. Formulaically the earnout is 3.86 times Quorum's gross profit less the amount of base consideration, as defined in the agreement. The acquisition of Quorum broadens our presence in the global recruitment market.

On February 20, 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3,000,000 shares of our common stock, of which 1,125,651 shares were repurchased at an aggregate cost of $20.4 million as of December 31, 2008. These shares were restored to original status and accordingly are presented as authorized but not issued. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. As of December 31, 2008, the number of shares available for repurchase under the stock repurchase plan was 1,847,349.

On November 8, 2007, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 2,000,000 shares of our common stock, of which 1,448,091 shares were repurchased at an aggregate cost of $25.5 million as of December 31, 2007. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. In January 2008, the remaining 551,909 shares available for repurchase under the stock repurchase plan were repurchased at an aggregate cost of $9.8 million.

On August 20, 2007, we acquired HRC, a leading consultancy for business-orientated employee surveys, based in Munich, Germany, for a purchase price of approximately $3.8 million in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.5 million, was approximately $4.3 million. The acquisition of HRC provides us with a presence in Germany and enhances our expansion in European countries.

On June 8, 2007, we acquired StraightSource, a provider of recruitment process outsourcing services, based in Richardson, Texas, for a purchase price of approximately $12.2 million in cash and $4.2 million in stock consideration. The total cost of the acquisition was approximately $16.4 million. In addition, the acquisition agreement contains an earnout provision which provides for the payment of additional consideration by the Company based upon the annual revenues of StraightSource through December 31, 2009. Based upon the 2008 results, we accrued additional consideration of $3.0 million. The related liability has been accrued in the financial statements at December 31, 2008. In December 2008, approximately $0.9 million of the $1.2 million held in an escrow was released to the former stockholders of StraightSource. We expect that the acquisition of StraightSource will provide additional efficiency to our exempt and non-exempt recruitment offering and expand our distribution capabilities in the Southwest market.

On March 26, 2007, we entered into a First Amendment to the Credit Agreement with PNC Bank. The amendment increased the maximum amount available under the revolving credit facility portion of the Credit Agreement from $25.0 million to $50.0 million, including a sublimit of up to $2.0 million for letters of credit. The amendment provides that the credit agreement will terminate, and all borrowings will become due and payable, on March 26, 2010.

On January 18, 2007, we completed a public offering of 3,750,000 shares of our common stock at a price to the public of $31.86 per share. We also sold an additional 562,500 shares of our common stock to cover over-allotments of shares. Our net proceeds from the offering, after payment of all offering expenses and commissions, aggregated approximately $130.4 million. We repaid all of the then outstanding borrowings under our credit facility with a portion of the net proceeds from the offering.

On November 20, 2006, we acquired Psychometric Services Limited ("PSL"), a provider of online and paper-based assessment products, training and consultancy based in the United Kingdom, for approximately $7.5 million in cash and $0.6 million in stock consideration. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.3 million, was approximately $8.4 million. In November 2008, approximately $0.7 million held in an escrow was released to the former stockholders of PSL. There were no claims for indemnification made by the Company against PSL under the acquisition agreement. The strategic rationale for acquiring PSL was to add PSL's library of content and team of psychologists to extend our value proposition and to further differentiate us from a domain expertise perspective. In addition, we believe that the acquisition of PSL advances our efforts to build its international infrastructure, while adding an attractive customer list of commercial and government entities in the United Kingdom.

On November 13, 2006, we entered into a new secured credit facility with PNC Bank, N.A., as administrative agent, in connection with our acquisition of BrassRing. Our obligations under the new credit facility were secured by substantially all of our assets and the assets of our subsidiaries. This credit facility replaced our prior $25 million revolving credit facility with PNC Bank. Under the terms of the credit facility, we borrowed $75 million on November 13, 2006 to fund our acquisition of BrassRing.

On November 13, 2006, we acquired BrassRing, a provider of talent management solutions, for approximately $114.7 million in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $3.1 million, was approximately $117.8 million. In November 2007, approximately $11.5 million held in an escrow was released to the former stockholders of BrassRing. There were no claims for indemnification made by the Company against BrassRing under the acquisition agreement. The strategic rationale for acquiring BrassRing included expansion of opportunities with large, global customers, expansion of global infrastructure and product capabilities, and creation of cross-marketing opportunities with our existing suite of products and services. Additionally, managements industry expertise and experience were also important factors for the acquisition of BrassRing.

On August 14, 2006, we acquired Gantz Wiley Research, an employee and customer survey data analysis firm based in Minneapolis, Minnesota, for a purchase price including contingent consideration of approximately $3.3 million in cash and $3.8 million in stock consideration. The total cost of the acquisition, including estimated legal, accounting, and other professional fees, was approximately $7.1 million. In addition, the payment of $1.3 million in cash and equity during the first quarter of 2007 to the former shareholder of Gantz Wiley of additional consideration by the Company was based upon the annual revenues of Gantz Wiley Research through December 31, 2006. The $1.3 million liability was reflected in the financial statements at December 31, 2006. In August 2008, approximately $6.0 million held in an escrow was released to the former stockholders of Gantz Wiley. There were no claims for indemnification made by the Company against Gantz Wiley under the acquisition agreement.

On April 10, 2006, we acquired Knowledge Workers Inc., a human capital consulting and technology firm based in Denver Colorado, for approximately $2.5 million in cash. The total cost of the acquisition, including estimated legal, accounting, and other professional fees of $0.1 million, was approximately $2.6 million. In April 2008, approximately $1.0 million held in an escrow was released to the former stockholders of Knowledge Workers. There were no claims for indemnification made by the Company against Knowledge Workers under the acquisition agreement.

On March 8, 2006, we completed a public offering of 2,425,000 shares of our common stock at a price to the public of $27.00 per share. We also sold an additional 216,800 shares of our common stock to cover over-allotments of shares. Our net proceeds from the offering, after payment of all offering expenses and commissions, aggregated approximately $66.3 million. In addition, certain of our shareholders sold an aggregate of 3,510,700 shares of our common stock in the offering, including an over-allotment of 585,700 shares. We received no proceeds from the common stock sold by the selling shareholders in this offering.

On January 13, 2006, we acquired Webhire, for approximately $34.4 million in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $0.7 million, was approximately $35.1 million. In July 2007, approximately $5.0 million held in an escrow was released to the former stockholders of Webhire. There were no claims for indemnification made by the Company against Webhire under the acquisition agreement. Webhire's results of operations were included in the Company's consolidated financial statements beginning on January 1, 2006.

Operating Activities

Net cash provided by operating activities was $32.5 million, $38.6 million, and $18.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Our largest source of operating cash flows is cash collections from our customers following the purchase and renewal of their software subscriptions. Payments from customers for subscription agreements are generally received near the beginning of the contract term, which can vary from one to three years in length. We also generate significant cash from our recruitment services and to a lesser extent our consulting services. Our primary uses of cash from operating activities are for personnel related expenditures as well as payments related to taxes and leased facilities.

Net cash provided by operating activities for the year ended December 31, 2008 resulted primarily from a net loss of approximately $104.7 million, an increase in deferred tax benefits of $46.5 million and other changes in working capital of $8.4 million, partially offset by a non-cash charge to goodwill impairment of $167.0 million, other non-cash charges of $20.9 million, and deferred revenue of $4.2 million.

Net cash provided by operating activities for the year ended December 31, 2007 resulted primarily from net income of approximately $23.5 million, non-cash charges to net income of $12.3 million, deferred revenue of $3.7 million and other changes in working capital of $0.4 million offset by a $1.3 million reduction in taxes payable resulting from our adoption of FAS 123R in 2006.

Net cash provided by operating activities for the year ended December 31, 2006 resulted primarily from net income of approximately $15.9 million, non-cash charges to net income of $6.6 million, deferred revenue of $4.6 million and other changes in working capital of $5.3 million offset by a $2.8 million reduction in taxes payable resulting from our adoption of FAS 123R in 2006 and an increase in accounts and unbilled receivables of $11.0 million.

During 2008, we completed a restructuring plan to decrease costs by reducing our workforce across our organization and by consolidating facilities where the workforce reductions resulted in excess office space. This restructuring plan was designed to decrease costs by reducing our workforce throughout the company by at least 200 positions. We recorded restructuring and other charges and have made payments of $2.0 million during fiscal 2008. We expect ongoing annual savings of approximately $15.0 million related to our 2008 restructuring plan.

Investing Activities

Net cash used in investing activities was $18.1 million, $86.3 million and $156.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash flows used in investing activities consisted primarily of adjustments for earnouts, taxes, escrow payments, acquisitions and additional capital equipment as follows:

	Years ended December 31,		
	2008	2007	2006
Scottworks acquisition	$ 0.1	$ —	$ —
Webhire acquisition	—	5.0	27.2
Knowledge Workers acquisition	0.1	—	2.1
Gantz Wiley Research acquisition	0.6	0.7	2.1
BrassRing acquisition	—	11.7	95.6
Psychometrics acquisition	3.4	0.3	6.7
StraightSource acquisition	2.0	9.9	—
HRC acquisition	0.2	2.4	—
Quorum acquisition	27.7	—	—
Cash held in escrow for acquisitions	(1.6)	(14.9)	17.9
Intangible asset purchase	—	—	0.3
Capitalized software and purchases of computer hardware	20.8	12.7	4.2
Purchases of available-for-sale investments	20.5	133.7	—
Sales of available-for-sale investments	(55.7)	(75.2)	—
Total Cash flows from investing activities	$ 18.1	$ 86.3	$156.1

Financing Activities

Net cash (used in) provided by financing activities was $(29.7) million, $42.3 million, and $136.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, net cash used in financing activity resulted primarily from repurchases of our common shares of $30.3 million, repayments of capital lease obligations and notes payable of $0.3 million, partially offset by net proceeds from stock option exercises of $0.4 million, excess tax benefits from share-based payment arrangements of $0.2 million, and share issuance from our employee stock purchase plan of $0.3 million.

For the year ended December 31, 2007, net cash provided by financing activity resulted primarily from net proceeds from our public offering of $130.4 million, net proceeds from stock option exercises of $1.6 million, excess tax benefits from share-based payment arrangements of $1.3 million, share issuance from our employee stock purchase plan of $0.2 million, partially offset by deferred financing costs of $0.1 million, repayments of borrowings under our line of credit of $65.0 million, repurchases of our common shares of $25.5 million, repayments of capital lease obligations of $0.2 million, and net repayments of notes payable of $0.4 million.

For the year ended December 31, 2006, net cash provided by financing activity resulted primarily from net proceeds from our public offering of $66.3 million, borrowings under our line of credit of $65.0 million, net proceeds from stock option exercises of $4.4 million, excess tax benefits from share-based payment arrangements of $2.8 million, partially offset by deferred financing costs of $1.4 million, repayments of capital lease obligations of $0.4 million, and net repayments of notes payable of $0.3 million. In January 2007 the Company used a portion of the net proceeds of the public offering to repay all outstanding borrowings.

We believe that our cash and cash equivalent balances and cash flows from operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. We intend to continue to invest our cash in excess of current operating requirements in interest-bearing, investment-grade securities. Changes in our operating plans, lower than anticipated revenue, increased expenses or other events, may cause us to seek additional debt or equity financing. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and consolidated results of operations. Additional equity financing would be dilutive to the holders of our common stock, and debt financing, if available, may involve significant cash payment obligations and covenants or financial ratios that restrict our ability to operate our business.

Unaudited Quarterly Statements of Operations

The following tables present our unaudited quarterly results of operations for each of the eight quarters in the period ended December 31, 2008 and our unaudited quarterly results of operations expressed as a percentage of our subscription and other revenues for the same periods. You should read the following tables in conjunction with our audited consolidated financial statements and related notes appearing in this annual report on Form 10-K. We have prepared the unaudited information on a basis consistent with our audited consolidated financial statements and have included all adjustments, which, in the opinion of management, are necessary to fairly present our operating results for the quarters presented. Our historical unaudited quarterly results of operations are not necessarily indicative of results for any future quarter or for a full year.

Consolidated Statements of Operations

	For the Three Months Ended							
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	(unaudited and in thousands, except per share data)							
Revenues:								
Subscription revenue	$ 37,565	$43,031	$43,668	$39,156	$38,733	$38,233	$37,009	$34,687
Other revenue	7,493	10,995	12,773	9,051	9,015	8,564	8,155	7,530
Total revenues	45,058	54,026	56,441	48,207	47,748	46,797	45,164	42,217
Cost of revenues	14,854	16,461	17,173	13,105	13,183	13,705	12,600	11,432
Gross profit	30,204	37,565	39,268	35,102	34,565	33,092	32,564	30,785
Operating expenses:								
Sales and marketing	9,605	10,298	10,988	9,889	9,184	8,816	9,094	8,230
General and administrative	11,397	12,649	12,845	11,993	10,269	9,625	9,765	9,672
Research and development	2,950	3,756	4,307	4,542	4,400	4,717	4,297	4,323
Depreciation and amortization	3,322	3,337	3,278	2,151	2,409	2,269	1,477	1,430
Restructuring charges	1,979	—	—	—	—	—	—	—
Goodwill impairment charge	167,011	—	—	—	—	—	—	—
Total operating expenses	196,264	30,040	31,418	28,575	26,262	25,427	24,633	23,655
(Loss) income from operations	(166,060)	7,525	7,850	6,527	8,303	7,665	7,931	7,130
Interest (income) expense	(179)	(255)	(320)	(641)	(929)	(1,072)	(974)	(123)
(Loss) income before income tax	(165,881)	7,780	8,170	7,168	9,232	8,737	8,905	7,253
Income tax (benefit) expense	(45,026)	2,356	2,205	2,394	3,269	1,660	3,092	2,558
Net (loss) income	$(120,855)	$ 5,424	$ 5,965	$ 4,774	$ 5,963	$ 7,077	$ 5,813	$ 4,695
Net (loss) income per share—basic	$ (5.36)	$ 0.24	$ 0.26	$ 0.20	$ 0.24	$ 0.28	$ 0.23	$ 0.20
Net (loss) income per share—diluted	$ (5.36)	$ 0.24	$ 0.26	$ 0.20	$ 0.24	$ 0.27	$ 0.23	$ 0.19

Consolidated Statements of Operations

	For the Three Months Ended							
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Revenues:								
Subscription revenue	83.4%	79.6%	77.4%	81.2%	81.1%	81.7%	81.9%	82.2%
Other revenue	16.6%	20.4%	22.6%	18.8%	18.9%	18.3%	18.1%	17.8%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	33.0%	30.5%	30.4%	27.2%	27.6%	29.3%	27.9%	27.1%
Gross profit	67.0%	69.5%	69.6%	72.8%	72.4%	70.7%	72.1%	72.9%
Operating expenses:								
Sales and marketing	21.3%	19.1%	19.5%	20.5%	19.2%	18.8%	20.1%	19.5%
General and administrative	25.3%	23.4%	22.8%	24.9%	21.5%	20.6%	21.6%	22.9%
Research and development	6.5%	7.0%	7.6%	9.4%	9.2%	10.1%	9.5%	10.2%
Depreciation and amortization	7.4%	6.2%	5.8%	4.5%	5.0%	4.8%	3.3%	3.4%
Restructuring charges	4.4%	—	—	—	—	—	—	—
Goodwill Impairment charge	370.7%	—	—	—	—	—	—	—
Total operating expenses	435.6%	55.6%	55.7%	59.3%	55.0%	54.3%	54.5%	56.0%
Income from operations	(368.5)%	13.9%	13.9%	13.5%	17.4%	16.4%	17.6%	16.9%
Interest (income) expense	(0.4)%	(0.5)%	(0.6)%	(1.3)%	(1.9)%	(2.3)%	(2.2)%	(0.3)%
Income before income tax	(368.1)%	14.4%	14.5%	14.9%	19.3%	18.7%	19.7%	17.2%
Income tax (benefit) expense	(99.9)%	4.4%	3.9%	5.0%	6.8%	3.5%	6.8%	6.1%
Net income	(268.2)%	10.0%	10.6%	9.9%	12.5%	15.1%	12.9%	11.1%

Comparison of Unaudited Quarterly Results

Revenues

Total revenue increased throughout 2007 and through the second quarter of 2008 due to purchases of our solutions by new clients, purchases of additional solutions by existing clients and contract renewals, however as the economic conditions deteriorated during the latter half of 2008, total revenues declined. Based upon current market conditions, we expect subscription-based and other revenues to decrease in 2009 over the prior year due to a greater number of customers delaying or revising the terms and conditions of our service agreements, the strengthening US dollar, the loss of RPO customers, and a loss of consulting engagements.

Cost of Revenues

Cost of revenue for the quarters presented has fluctuated between 27.1% and 33.0% based on the mix of sales between subscription revenue and other revenue. Cost of revenue was highest as a percentage of total revenue for the three months ended December 31, 2008. As our overall revenue begins to decline, we expect our cost of revenue to decline proportionately, subject to pricing pressure related to economic conditions and slightly influenced by the mix of services and software. To the extent new customers are added, the cost of services, as a percentage of revenue, will be greater than those services associated with existing customers.

Sales and Marketing

Following our acquisitions in 2007 and 2008 sales and marketing increased slightly from approximately 18.8% to 21.3% of our total revenues for those periods. During this time, sales and marketing expenses have increased in terms of absolute dollars through the same period as a result of increased marketing programs and variable compensation programs.

General and Administration

General and administrative expenses, have increased as a percentage of revenues from approximately 20.6% during 2007 to 25.3% in 2008. In absolute dollar terms over the eight quarters presented general and administrative expenses have increased due to the increasing infrastructure costs associated with a larger global organization.

Research and Development

Research and development expenses have decreased as a percentage of revenues from 10.2% during 2007 to 6.5% in 2008 due to an increase in capitalized software development costs during 2008.

Restructuring charges

During the quarter ended December 31, 2008 in response to weakness of our macroeconomic environment and widespread deterioration in our business climate we announced a restructuring program involving staff reductions of approximately 12% of our workforce which included one-time severance and outplacement benefits totaling approximately $2.0 million.

Goodwill Impairment

During the quarter ended December 31, 2008, due to adverse changes in the economic climate, a 49.5% decline in our market capitalization from September 30, 2008, and a downward revision in earnings guidance, we reevaluated our goodwill impairment analysis. Pursuant to SFAS No. 142, "*Goodwill and Other Intangible Assets*", these factors signaled a triggering event, which required us to determine whether and to what extent our goodwill may have been impaired as of December 31, 2008. Based on the analysis, we determined that the implied fair value of our goodwill was $32.4 million, resulting in a goodwill impairment charge of $167.0 million in the three months ended December 31, 2008. The goodwill impairment charge had no effect on our cash balances, but did cause us to be out of compliance with certain covenants under our credit facility pursuant to which we did not as of December 31, 2008, and do not as of the date of this report, have any borrowings.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2008:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$ 272	$ 153	$ 98	$ 21	$—
Operating Lease Obligations	20,922	7,346	9,425	3,464	687
Total	$21,194	$7,499	$9,523	$3,485	$687

The amounts listed above for capital lease obligations represent payments that we are required to make for equipment. If we fail to remain current with our obligations for any of these capital leases, we would be in default, and our continued failure to cure such a default would cause our remaining obligations under the defaulted capital lease to become immediately due.

The amounts listed above for operating leases represent our leases for office space, copiers and other operating obligations. If we fail to make rent payments on any of these operating leases when due, we will be required to pay all remaining rent payments on the leases.

We had no off-balance sheet arrangements for the periods presented in this Annual Report on Form 10-K.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS 162, *"The Hierarchy of Generally Accepted Accounting Principles"* (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". We are evaluating the impact of this standard and do not expect the adoption of SFAS 162 to have a material impact on the Company's financial statements.

In March 2008, the FASB issued SFAS 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement 133"* (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS 161 to have a material impact on its financial statements.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *"Business Combinations"* ("FAS 141(R)") and FAS No. 160, *"Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51"* ("FAS 160"). Changes for business combination transactions pursuant to FAS 141(R) include, among others, expensing of acquisition-related transaction costs as incurred, the recognition of contingent consideration arrangements at their acquisition date fair value and capitalization of in-process research and development assets acquired at their acquisition date fair value. Changes in accounting for noncontrolling (minority) interests pursuant to FAS 160 include, among others, the classification of noncontrolling interest as a component of consolidated shareholders equity and the elimination of "minority interest" accounting in results of operations. FAS 141(R) and FAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning on or after December 15, 2008. The adoption of FAS 141(R) will impact the accounting for our future acquisitions. We do not believe the adoption of FAS 160 will have a material impact on our consolidated financial position, results of operations or cash flows.

On January 1, 2007, we adopted the Financial Accounting Standard Board's Interpretation No. 48, *"Accounting for Income Tax Uncertainties"* ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. As of December 31, 2006 and December 31, 2007, we had an insignificant amount of unrecognized tax benefits, none of which would materially affect our effective tax rate if recognized. We do not expect that the amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. Our policy is to recognize interest and penalties on unrecognized tax benefits in provision for income taxes in the consolidated statements of operations. The amount of interest and penalties for the year ended December 31, 2007 was insignificant. Tax years beginning in 2005 are subject to examination by taxing authorities, although net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair-value hierarchy that prioritizes the information used to develop those assumptions. Under SFAS No. 157, fair-value measurements would be separately disclosed by level within the fair-value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

In 2008, approximately 73.6% of our total revenue was comprised of sales to clients in the United States. A key component of our business strategy is to expand our international sales efforts, which will expose us to foreign currency exchange rate fluctuations. A 30% increase in the value of the U.S. dollar during 2008, relative to each of our non-U.S.-generated sales would have resulted in reduced annual revenues of approximately 5% for the year ended December 31, 2008.

The financial position and operating results of our foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date, and the local currency revenue and expenses are translated at average rates of exchange to the U.S. dollar during the period. The related translation adjustments to shareholders' equity were a decrease of $3.9 million and an increase of $1.4 million during 2008 and 2007, respectively, and are included in other comprehensive income. The foreign currency translation adjustment is not adjusted for income taxes as it relates to an indefinite investment in a non-U.S. subsidiary.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. Our cash equivalents, which consist solely of money market funds, are not subject to market risk because the interest paid on these funds fluctuates with the prevailing interest rate. We believe that a 10% change in interest rates would not have a significant effect on our interest income for the year ended December 31, 2008.

ITEM 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Kenexa Corporation

We have audited the accompanying consolidated balance sheets of Kenexa Corporation and Subsidiaries (collectively, "Kenexa Corporation") (a Pennsylvania corporation) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Kenexa Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenexa Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standard (SFAS) No. 157, *"Fair Value Measurements"*, and SFAS No. 159, *"the Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115"*, on January 1, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kenexa Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2009 expressed an unqualified opinion.

/S/ GRANT THORNTON LLP
Philadelphia, PA

March 16, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Kenexa Corporation
Wayne, Pennsylvania

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of Kenexa Corporation and Subsidiaries for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Kenexa Corporation and Subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The Company adopted SFAS No 123 (revised 2004), "Share-based payment", in 2006.

BDO Seidman, LLP
Philadelphia, Pennsylvania
March 16, 2007

Kenexa Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2008	December 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ 21,742	$ 38,032
Short-term investments	4,512	58,423
Accounts receivable, net of allowance for doubtful accounts of $3,755 and $1,158	33,518	31,893
Unbilled receivables	5,849	2,423
Income tax receivable	1,238	2,008
Deferred income taxes	4,615	2,399
Prepaid expenses and other current assets	3,745	3,356
Total Current Assets	75,219	138,534
Long-term investments	16,513	—
Property and equipment, net of accumulated depreciation	27,360	17,620
Software, net of accumulated amortization	3,840	1,557
Goodwill	32,366	173,502
Intangible assets, net of accumulated amortization	13,414	10,134
Deferred income taxes, non-current	39,465	—
Deferred financing costs, net of accumulated amortization	364	663
Other long-term assets	9,924	5,879
Total assets	$ 218,465	$347,889
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 6,448	$ 5,812
Notes payable, current	40	49
Commissions payable	559	1,025
Accrued compensation and benefits	4,010	8,363
Other accrued liabilities	10,090	6,298
Deferred revenue	38,638	35,076
Capital lease obligations	143	140
Total current liabilities	59,928	56,763
Capital lease obligations, less current portion	108	94
Notes payable, less current portion	41	73
Deferred income taxes	1,789	3,246
Other liabilities	63	65
Total liabilities	61,929	60,241
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, par value $0.01; 100,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $0.01; 100,000,000 shares authorized; 22,504,924 and 24,032,446 shares issued and outstanding, respectively	225	240
Additional paid-in-capital	269,365	291,942
Accumulated other comprehensive (loss) income	(2,421)	1,407
Accumulated deficit	(110,633)	(5,941)
Total shareholders' equity	156,536	287,648
Total liabilities and shareholders' equity	$ 218,465	$347,889

See notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenues:			
Subscription	$ 163,420	$ 148,662	$ 90,470
Other	40,312	33,264	21,637
Total revenues	203,732	181,926	112,107
Cost of revenues	61,593	50,920	31,712
Gross profit	142,139	131,006	80,395
Operating expenses:			
Sales and marketing	40,780	35,324	25,134
General and administrative	48,884	39,332	24,520
Research and development	15,555	17,737	8,618
Depreciation and amortization	12,088	7,584	3,487
Restructuring charges	1,979	—	—
Goodwill impairment charge	167,011	—	—
Total operating expenses	286,297	99,977	61,759
(Loss) income from operations	(144,158)	31,029	18,636
Interest income, net	1,395	3,098	1,560
(Loss) income before income taxes	(142,763)	34,127	20,196
Income tax (benefit) expense	(38,071)	10,579	4,303
Net (loss) income	$ (104,692)	$ 23,548	$ 15,893
Basic net (loss) income per share	$ (4.60)	$ 0.94	$ 0.80
Weighted average shares used to compute net (loss) income per share—basic	22,779,694	24,926,468	19,911,775
Diluted net (loss) income per share	$ (4.60)	$ 0.93	$ 0.78
Weighted average shares used to compute net (loss) income per share—diluted	22,779,694	25,327,004	20,425,794

See notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(in thousands)

	Class A common stock	Additional paid-in capital	Accumulated (deficit)	Accumulated other comprehensive (loss) income	Deferred compensation	Note receivable on common stock	Total shareholders' equity	Comprehensive (loss) income
Balance, December 31, 2005	$174	$ 97,140	$ (45,382)	$ (30)	$(1,040)	$(120)	$ 50,742	$ 5,967
Payments received on notes receivable for class A common stock	—	—	—	—	—	120	120	—
Gain on currency translation adjustments	—	—	—	126	—	—	126	126
Reclassification of deferred compensation balance to additional paid-in capital	—	(1,040)	—	—	1,040	—	—	—
Share-based compensation expense	—	3,076	—	—	—	—	3,076	—
Excess tax benefits from share-based payment arrangements	—	2,762	—	—	—	—	2,762	—
Option exercises	4	4,360	—	—	—	—	4,364	—
Conversion of class B, D & E warrants	3	(3)	—	—	—	—	—	—
Public stock offering, net	26	66,255	—	—	—	—	66,281	—
Common Stock Issuance for Gantz Wiley Research Acquisition	2	3,168	—	—	—	—	3,170	—
Common Stock Issuance for Psychometrics Services Ltd. Acquisition	—	627	—	—	—	—	627	—
Net income	—	—	15,893	—	—	—	15,893	15,893
Balance, December 31, 2006	$209	$176,345	$ (29,489)	$ 96	$ —	$ —	$ 147,161	$ 16,019
Common stock repurchase	(15)	(25,467)	—	—	—	—	(25,482)	—
Gain on currency translation adjustments	—	—	—	1,415	—	—	1,415	1,415
Unrealized loss on short term investments	—	—	—	(104)	—	—	(104)	(104)
Share-based compensation expense	—	3,793	—	—	—	—	3,793	—
Excess tax benefits from share-based payment arrangements	—	1,284	—	—	—	—	1,284	—
Option exercises	2	1,558	—	—	—	—	1,560	—
Employee stock purchase plan	—	251	—	—	—	—	251	—
Public stock offering, net	43	130,355	—	—	—	—	130,398	—
Common Stock Issuance for Gantz Wiley earn out	—	650	—	—	—	—	650	—
Common Stock Issuance for Straight Source Acquisition	1	3,173	—	—	—	—	3,174	—
Net income	—	—	23,548	—	—	—	23,548	23,548
Balance, December 31, 2007	$240	$291,942	$ (5,941)	$ 1,407	$ —	$ —	$ 287,648	$ 24,859
Common stock repurchase	(17)	(30,260)	—	—	—	—	(30,277)	—
Loss on currency translation adjustments	—	—	—	(3,861)	—	—	(3,861)	(3,861)
Unrealized gain on short-term investments	—	—	—	33	—	—	33	33
Share-based compensation expense	—	5,761	—	—	—	—	5,761	—
Excess tax benefits from share-based payment arrangements	—	169	—	—	—	—	169	—
Option exercises	1	366	—	—	—	—	367	—
Employee stock purchase plan	—	338	—	—	—	—	338	—
Common Stock Issuance for Straight Source earn out	1	1,049	—	—	—	—	1,050	—
Net loss	—	—	(104,692)	—	—	—	(104,692)	(104,692)
Balance, December 31, 2008	$225	$269,365	$(110,633)	$(2,421)	$ —	$ —	$ 156,536	$(108,520)

See notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31, 2008	2007	2006
Cash flows from operating activities			
Net (loss) income	$(104,692)	$ 23,548	$ 15,893
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	12,088	7,584	3,487
Non-cash interest expense	—	22	72
Goodwill impairment charge	167,011	—	—
Share-based compensation expense	5,761	3,793	3,076
Excess tax benefits from share-based payment arrangements	(169)	(1,284)	(2,762)
Amortization of deferred financing costs	299	734	115
Bad debt expense (recoveries)	2,702	329	(182)
Deferred income (benefit) taxes	(46,509)	4,752	(829)
Changes in assets and liabilities			
Accounts and unbilled receivables	294	307	(11,010)
Prepaid expenses and other current assets	(243)	389	967
Income tax receivable	(1,238)	(2,008)	—
Other long-term assets	(3,075)	(1,042)	(233)
Accounts Payable	286	(708)	(1,446)
Accrued compensation and other accrued liabilities	(3,824)	(855)	6,107
Commissions payable	(466)	(649)	787
Deferred revenue	4,242	3,698	4,616
Other liabilities	(2)	(47)	(48)
Net cash provided by operating activities	32,465	38,563	18,610
Cash flows from investing activities			
Purchases of property and equipment	(20,783)	(12,701)	(4,182)
Purchase of available-for-sale securities	(20,495)	(133,746)	—
Sales of available-for-sale securities	55,706	75,220	—
Cash paid for intangible assets	—	—	(300)
Acquisitions, net of cash acquired	(34,174)	(29,959)	(133,678)
Cash released from (deposited in) escrow for acquisitions	1,628	14,890	(17,958)
Net cash used in investing activities	(18,118)	(86,296)	(156,118)
Cash flows from financing activities			
(Repayments) borrowings under line of credit and term loan	—	(65,000)	65,000
Repayments of notes payable	(40)	(363)	(422)
Collections of notes receivable	—	—	120
Proceeds from common stock issued through Employee Stock Purchase Plan	338	251	—
Repurchase of common stock	(30,277)	(25,482)	—
Excess tax benefits from share-based payment arrangements	169	1,284	2,762
Net proceeds from public offering	—	130,398	66,281
Deferred financing costs	—	(102)	(1,360)
Net proceeds from option exercises	367	1,560	4,364
Repayment of capital lease obligations	(232)	(222)	(360)
Net cash (used in) provided by financing activities	(29,675)	42,324	136,385
Effect of exchange rate changes on cash and cash equivalents	(962)	939	126
Net decrease in cash and cash equivalents	(16,290)	(4,470)	(997)
Cash and cash equivalents at beginning of year	38,032	42,502	43,499
Cash and cash equivalents at end of year	$ 21,742	$ 38,032	$ 42,502
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest expense	$ 200	$ 821	$ 1,050
Income taxes	$ 5,089	$ 6,564	$ 2,442
Non-cash investing and financing activities			
Capital lease obligations incurred	$ 260	$ 91	$ 325
Common stock consideration for Gantz Wiley acquisition	$ —	$ —	$ 3,170
Common stock consideration for Psychometric Services Ltd acquisition	$ —	$ —	$ 627
Common stock consideration for Gantz Wiley earn out	$ —	$ 650	$ —
Common stock consideration for StaightSource acquisition	$ 1,050	$ 3,174	$ —

See notes to consolidated financial statements.

Kenexa Corporation and Subsidiaries
Notes to Consolidated Financial Statements
(All amounts in thousands, except share and per share data, unless noted otherwise)

1. Organization

Kenexa Corporation, and its subsidiaries (collectively the "Company" or "Kenexa"), commenced operations in 1987 as a provider of recruiting services to a wide variety of industries. In 1993, the Company offered its first automated talent management system. Between 1994 and 2008, the Company acquired 28 businesses that enabled it to offer comprehensive human capital management, or HCM, services integrated with web-based technology.

The Company began its operations in 1987 under its predecessor companies, Insurance Services, Inc., or ISI, and International Holding Company, Inc., or IHC. In December 1999, the Company reorganized its corporate structure by merging ISI and IHC with and into Raymond Karsan Associates, Inc., or RKA, a Pennsylvania corporation and a wholly owned subsidiary of Raymond Karsan Holdings, Inc., or RKH, a Pennsylvania corporation. Each of RKA and RKH were newly created to consolidate the businesses of ISI and IHC. In April 2000, the Company changed its name to TalentPoint, Inc. and changed the name of RKA to TalentPoint Technologies, Inc. In November 2000, the Company changed its name to Kenexa Corporation, and changed the name of TalentPoint Technologies, Inc. to Kenexa Technology, Inc., or Kenexa Technology. Currently, Kenexa transacts business primarily through Kenexa Technology. While the Company has several product lines, our chief decision makers determine resource allocation decisions and assess and evaluate periodic performance under one operating segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Kenexa and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with remaining maturities of three months or less at the time of purchase. Cash which is restricted for lease deposits is included in other assets.

Cash and cash equivalents in foreign denominated currencies which are held in foreign banks at December 31, 2008 and 2007 totaled $6,935 and $11,072 and represented 31.9% and 29.1% of our total cash and cash equivalents balance at the end of each period, respectively.

Cash balances are maintained at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 (which has been temporarily increased to $250,000 through December 31, 2009). Certain operating cash accounts may periodically exceed the FDIC limits.

Short-term Investments

Short-term investments at December 31, 2008 include floating rate letter of credit backed securities and municipal bonds. The maturities of these securities range from 1 day to 1 year and are rated A to AAA by various rating agencies. Short-term investments are recorded at fair value based on current market rates and are classified as available-for-sale. Changes in the fair value are included in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Long-term investments

Long-term investments at December 31, 2008 include auction rate securities. These investments are recorded at fair value using the discounted cash flow model and are classified as trading securities. Changes in the fair value are included in the statement of operations in the accompanying consolidated financial statements. Both the cost and realized gains and losses of these securities are calculated using the specific identification method.

Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consist primarily of prepaid software maintenance agreements, deferred implementation costs, insurance and other current assets. Deferred implementation costs represent internal payroll and other costs incurred in connection with the customization of the sites associated with our internet hosting arrangements. These costs are deferred over the implementation period which precedes the hosting period, typically three to four months, and are expensed ratably when the hosting period commences, typically four to five years.

Other long-term assets

Other long-term assets primarily includes cash held in escrow in connection with our acquisitions, security deposits and deferred implementation costs. Outstanding amounts are for the years ended December 31, 2008 and 2007:

	Year ended December 31,	
	2008	2007
Acquisition related escrow balances	$1,440	$3,068
Security deposits	1,966	1,160
Deferred implementation costs	3,314	1,290
UBS Settlement Agreement	2,219	—
Other long-term assets	985	361
Total other long-term assets	$9,924	$5,879

As cash is released from escrow accounts as required under our acquisition agreements, the amounts are then accounted for as additional purchase consideration of the respective acquisition.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital lease is stated at the lower of the fair market value at the date of acquisition or net present value of the minimum lease payments at inception of the lease. Depreciation and amortization expense are recognized on a straight-line basis over the assets' estimated useful lives or, if shorter, the lease terms for leasehold improvements. Estimated useful lives are generally 7 years for office furniture, 3 to 5 years for computer equipment and 3 to 5 years for software. Reviews are regularly performed if facts and circumstances exist that indicate that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. Costs of maintenance and repairs are charged to expense as incurred. When property and equipment or leasehold improvements are sold or otherwise disposed of, the fixed asset account and related accumulated depreciation account are relieved and any gain or loss is included in results of operations. Costs of software not yet placed into service are accumulated as software in development. Upon placement into service, the costs of the assets are transferred to software. Construction costs not yet placed into service are accumulated as building construction in progress. Upon placement into service, the costs of the assets are transferred to building. In January 2008, the building was placed into service and, accordingly, all costs of the building have been transferred out of construction in progress. The Building is being depreciated over 30 years.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. The Company also records an additional allowance based on certain percentages of aged receivables, which is determined based on historical experience and management's assessment of the general financial conditions affecting the Company's customer base. If actual collections experience changes, revisions to the allowance may be required. Activity in the allowance for doubtful accounts is as follows:

Year	Balance at January 1,	Charged costs	Acquired reserves	Recoveries / (Write offs)	Balance at December 31,
2008	$1,158	$2,702	$—	$(105)	$3,755
2007	975	329	—	(146)	1,158
2006	448	405	304	(182)	975

Software Developed for Internal Use

In accordance with EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware", the Company applies AICPA Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairments whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal software in any of the periods covered in these consolidated financial statements.

The Company capitalized internal-use software costs for the years ended December 31, 2008, 2007, and 2006 of $8,137, $3,321 and $1,954, respectively. Amortization of capitalized internal-use software costs for the years ended December 31, 2008, 2007 and 2006 was $1,629, $1,163 and $1,291, respectively.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"), which superseded Accounting Principles Board Opinion No. 17, *"Intangible Assets"*. Upon adoption of SFAS 142, the Company ceased amortization of existing goodwill and is required to annually review the carrying value of goodwill for impairment. Prior to 2007, the Company evaluated the carrying value of its goodwill under two reporting units within its single segment. During 2007, the Company combined those two reporting units into a single reporting unit to be in alignment with its organizational and management structure which was evaluated and restructured as part of the integration of our acquired businesses. As a result of the change, the Company now evaluates goodwill at the enterprise or Company level.

Due to adverse changes in the economic climate, a 49.5% decline in the Company's market capitalization from September 30, 2008 (our annual testing date) through December 31, 2008 and a downward revision in earnings guidance, the Company reevaluated its goodwill impairment analysis during the quarter ended December 31, 2008. Pursuant to SFAS No. 142, these factors represented a triggering event, which requires the determination as to whether and to what extent the Company's goodwill may have been impaired as of December 31, 2008.

(All amounts in thousands, except share and per share data, unless noted otherwise)

The first step of this analysis requires the estimation of fair value of the Company and is calculated primarily based on the observable market capitalization with a range of estimated control premiums as well as discounted future estimated cash flows. This step yielded an estimated fair value of the Company which was less than the Company's carrying value (including goodwill) at December 31, 2008. The next step entails performing an analysis to determine whether the carrying amount of goodwill on the Company's balance sheet exceeds its implied fair value. The implied fair value of the Company's goodwill for this step was determined in a similar manner as goodwill recognized in a business combination. That is, the estimated fair value of the Company was allocated to its assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a hypothetical business combination with the estimated fair value of the Company representing the price paid to acquire it. The allocation process performed on the test date was only for purposes of determining the implied fair value of goodwill with no assets or liabilities written up or down, nor any additional unrecognized identifiable intangible assets recorded as part of this process. Based on the analysis, management recorded a goodwill impairment charge of $167,011 for the quarter and year ended December 31, 2008. The goodwill impairment charge had no effect on the Company's cash balances.

The changes in the carrying amount of goodwill, which include adjustments for earnouts, taxes and escrow adjustments, and acquisitions, for the years ended December 31, 2008, and 2007 and 2006 are as follows:

Balance as of December 31, 2005	$ 8,815
Acquisitions or adjustments:	
ScottWorks	30
Webhire	26,564
Knowledge Workers	2,474
Gantz Wiley Research	5,573
BrassRing	93,104
Psychometrics Services Ltd.	6,811
Balance as of December 31, 2006	$ 143,371
Acquisitions or adjustments:	
Webhire	7,942
Knowledge Workers	(796)
Gantz Wiley Research	(81)
BrassRing	13,059
Psychometrics Services Ltd.	516
StraightSource (2007 acquisition)	5,700
HRC Human Resources Consulting GmbH (2007 acquisition)	3,791
Balance as of December 31, 2007	$ 173,502
Acquisitions or adjustments:	
ScottWorks	85
Webhire	311
Knowledge Workers	100
Gantz Wiley Research	398
BrassRing	(121)
Psychometrics Services Ltd.	3,383
StraightSource	6,051
HRC Human Resources Consulting GmbH	330
Quorum (2008 acquisition)	15,338
Impairment charge	(167,011)
Balance as of December 31, 2008	$ 32,366

(All amounts in thousands, except share and per share data, unless noted otherwise)

Intangible Assets

Intellectual property and non-compete agreements ("intangible assets") are amortized on a straight-line basis over their estimated useful lives or contract periods, generally ranging from 3 to 20 years. The increase in customer lists during the year ended December 31, 2008 was due to the acquisition of Quorum (see Note 4—Acquisitions). The amounts were based, in part, on an analysis of the incremental cash flows expected to be derived from the customer lists using historic retention rates and an appropriate discount rate. Accumulated amortization of intangible assets was $9,443, $4,091 and $1,688 as of December 31, 2008, 2007 and 2006, respectively. Amortization expense related to these intangible assets was $5,168, $2,412 and $175 for 2008, 2007 and 2006, respectively.

Intangible Assets that are subject to amortization at December 31, 2008 and 2007 consist of the following:

Description	Gross Carrying Value		Accumulated Amortization		Weighted Average Amortization Period (in years)
	2008	2007	2008	2007	
Customer Lists	$21,115	$12,884	$7,764	$2,820	7.8
Trademarks	91	91	27	21	12.9
Fully Amortized Intangibles	1,652	1,250	1,652	1,250	—
Total	$22,858	$14,225	$9,443	$4,091	7.8

Estimated amortization expense for each of the next five years is as follows:

Year Ending December 31,	Amortization Expense
2009	$4,383
2010	2,994
2011	2,023
2012	1,404
2013	1,031

Impairment of Long Lived Assets

In connection with the Company's goodwill impairment analysis at December 31, 2008, the Company evaluated its long-lived assets, including certain identifiable intangible assets, for potential impairment by comparing the carrying amount of any asset to future net cash flows expected to be generated by the asset, pursuant to SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144")", and determined that no such assets were impaired. Given the general current economic climate, it is possible that the estimated future cash flows of the asset groupings will be reduced, which may result in an impairment in future periods. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription revenue for solutions, which is comprised of subscription fees from clients accessing our on-demand software, consulting services, outsourcing services and proprietary content, and from clients purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) other fees for discrete professional services. Because the Company provides its solution as a service, the Company follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* as amended by Staff Accounting Bulletin No. 104, *Revenue Recognition.* On August 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* The Company recognizes revenue when all of the following conditions are met:

- There is persuasive evidence of an arrangement;
- The service has been provided to the client;
- The collection of the fees is probable; and
- The amount of fees to be paid by the client is fixed or determinable.

Subscription fees and support revenues are recognized on a monthly basis over the lives of the contracts. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Discrete professional services and other revenues, when sold with subscription and support offerings, are accounted for separately since these services have value to the customer on a stand-alone basis and there is objective and reliable evidence of fair value of the delivered elements. The Company's arrangements do not contain general rights of return. Additionally, when professional services are sold with other elements, the consideration from the revenue arrangement is allocated among the separate elements based upon the relative fair value. Professional services and other revenues are recorded as follows: Consulting revenues are recognized upon completion of the contracts that are of short duration (generally less than 60 days) and as the services are rendered for contracts of longer duration.

In determining whether revenues from professional services can be accounted for separately from subscription revenue, the Company considers the following factors for each agreement: availability from other vendors, whether objective and reliable evidence of fair value exists of the undelivered elements, the nature and the timing of when the agreement was signed in comparison to the subscription agreement start date and the contractual dependence of the subscription service on the client's satisfaction with the other services. If the professional service does not qualify for separate accounting, the Company recognizes the revenue ratably over the remaining term of the subscription contract. In these situations the Company defers the direct and incremental costs of the professional service over the same period as the revenue is recognized.

Deferred revenue represents payments received or accounts receivable from the Company's clients for amounts billed in advance of subscription services being provided.

The Company records expenses billed to clients in accordance with "*Out-of-Pocket' Expenses Incurred*" ("EITF 01-14"), which requires that reimbursements received for out-of-pocket expenses be classified as revenues and not as cost reductions. Before the effective date of EITF 01-14, out-of-pocket reimbursements from clients were netted with the applicable costs. These items primarily include travel, meals and certain telecommunication costs. For the years ended December 31, 2008, 2007 and 2006, reimbursed expenses totaled $4,700, $3,469 and $1,915, respectively.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Income Taxes

The Company files a consolidated income tax return with its subsidiaries for federal tax purposes and on various bases depending on applicable taxing statutes for state and local as well as foreign tax purposes. Deferred income taxes are provided using the asset and liability method for temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts which are more likely than not expected to be realized.

Other Taxes

Non-income taxes such as sales and value-added tax are presented on a net basis, on the statement of operations.

Advertising

Advertising costs are expensed when incurred. Advertising costs for the years ended December 31, 2008, 2007, and 2006 were $670, $554 and $220, respectively.

Self-Insurance

The Company is self-insured for the majority of its health insurance costs, including claims filed and claims incurred but not reported subject to certain stop loss provisions. The Company estimated the liability based upon management's judgment and historical experience. At December 31, 2008 and 2007, self-insurance accruals totaled $560 and $355, respectively. Management continuously reviews the adequacy of the Company's stop loss insurance coverage. Material differences may result in the amount and timing of health insurance expense if actual experience differs significantly from management's estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Credit risk arising from receivables is mitigated due to the large number of clients comprising the Company's client base and their dispersion across various industries. The Company does not require collateral. The clients are concentrated primarily in the Company's U.S. market area. At December 31, 2008, there were no clients that represented more than 10% of the net accounts receivable balance. There were no clients that individually exceeded 10% of the Company's revenues.

Cash balances are maintained at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 (which has been temporarily increased to $250,000 through December 31, 2009). Certain operating cash accounts may periodically exceed the FDIC limits.

401(k) Plan

The Company sponsors a 401(k) defined contribution plan which is available for participation to all eligible employees. Company contributions to the plan are subject to the board of director's election to make a contribution each year. Company contributions, if elected by the board of directors, are allocated to the participants' accounts based upon the percentage of each participant's contributions to the plan during the given year to the total of all participant contributions. For the years ended December 31, 2007 and 2006, the Company's board of directors elected to make a matching contribution of $655 and $1,031 or 20% and 50% of employee contributions, respectively. For the year ended December 31, 2008, a matching contribution was not elected.

(All amounts in thousands, except share and per share data, unless noted otherwise)

(Loss) Earnings Per Share

The Company follows SFAS 128, *"Earnings Per Share."* Under SFAS 128, companies that are publicly held or have complex capital structures are required to present basic and diluted earnings per share on the face of the statement of operations. (Loss) earnings per share is based on the weighted average number of shares and common stock equivalents outstanding during the period. In the calculation of diluted earnings per share, shares outstanding are adjusted to assume conversion of the Company's non-interest bearing convertible stock and the exercise of options and warrants if they are dilutive. In the calculation of basic earnings per share, weighted average numbers of shares outstanding are used as the denominator. The Company had net income available to shareholders for the periods ended December 31, 2007 and 2006, and a net loss applicable to shareholders for the period ended December 31, 2008. As a result, the common stock equivalents of stock options, issued and outstanding totaling 150,629 shares at December 31, 2008 were not included in the computation of diluted earnings per share for the period then ended as they were antidilutive. The computation of common stock equivalents excluded options to purchase 608,800 and 109,000 shares of common stock, for the years ended December 31, 2007 and 2006, respectively, as their effect was antidilutive. Options to purchase shares of common stock and restricted stock included in computation of common stock equivalents for the years ended December 31, 2007 and 2006 totaled 400,536 and 514,019, respectively.

Net (loss) income per share is computed as follows:

	Twelve Months Ended December 31		
	2008	2007	2006
Numerator:			
Net (loss) income	$ (104,692)	$ 23,548	$ 15,893
Denominator:			
Weighted average shares used to compute net (loss) income per common share—basic	22,779,694	24,926,468	19,911,775
Effect of dilutive stock options and warrants	—	400,536	514,019
Weighted average shares used to compute net (loss) income per common share—dilutive	22,779,694	25,327,004	20,425,794
Basic net (loss) income per share	$ (4.60)	$ 0.94	$ 0.80
Diluted net (loss) income per share	$ (4.60)	$ 0.93	$ 0.78

Share-based Compensation Expense

On January 1, 2006, we adopted SFAS No. 123R using the Modified Prospective Approach ("MPA"). The MPA requires that compensation expense be recorded for restricted stock and all unvested stock options as of January 1, 2006. Following the adoption we recognized the cost of previously granted share-based awards under the straight-line basis over the remaining vesting period. The compensatation expense for new share-based awards with a service condition that cliff vest, is recognized on a straight-line basis over the award's requisite service period. For those awards with a service condition that have a graded vest, compensation expense is calculated using the graded-vesting attribution method. This method entails recognizing expense on a straight-line basis over the requisite service period for each separately vesting portion as if the grant consisted of multiple awards, each with the same service inception date but different requisite service periods. This method accelerates the recognition of compensation expense. The pool of excess tax benefits available to absorb tax deficiencies was determined using the alternative transition method described in FSP FAS 123(R)-3.

The fair value of market based, performance vesting share awards granted is calculated using a Monte Carlo valuation model that results in a factor applied to the fair market value of the Company's common stock on the date of the grant (measurement date), and is recognized over a four year explicit service period using the straight-line method. Since the award requires both the completion of 4 years of service and the share price reaching predetermined levels as defined in the option agreement, compensation cost will be recognized over the 4 year explicit service period. If the employee terminates prior to the four-year requisite service period, compensation cost will be reversed even if the market condition has been satisfied by that time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the company's consolidated financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable at December 31, 2008 and 2007 approximate fair value of these instruments.

Foreign Currency Translation

The financial position and operating results of the Company's foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date, and the local currency revenues and expenses are translated at average rates of exchange to the U.S. dollar during the period. The related translation adjustments are reported in the shareholders' equity section of the balance sheet and resulted in a net reduction in shareholders' equity of $3,861 for the year ended December 31, 2008 and a net increase in shareholders' equity of $1,415 for the year ended December 31, 2007. The foreign currency translation adjustment is not adjusted for income taxes as it relates to an indefinite investment in a non-U.S. subsidiary.

Comprehensive (Loss) Income

Comprehensive (loss) income consists of losses or gains on foreign currency translations and unrealized losses and gains on available-for-sale investment securities in addition to reported net (loss) income.

Guarantees

The Company's software license agreements typically provide for indemnifications of customers for intellectual property infringement claims. The Company also warrants to customers, when requested, that the Company's software products operate substantially in accordance with standard specifications for a limited period of time. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically, and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Reclassifications

Certain amounts in prior calendar years have been reclassified to conform with the presentation adopted in the current calendar year.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Adoption of New Accounting Pronouncements

On January 1, 2007, we adopted Financial Accounting Standard Board Interpretation No. 48, *"Accounting for Income Tax Uncertainties"* ("FIN 48"). FIN 48 clarifies the accounting for uncertain income tax positions recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the relevant taxing authority. As of December 31, 2006, we had an insignificant amount of unrecognized tax benefits, none of which would materially affect our effective tax rate if recognized. We do not expect that the amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. Our policy is to recognize interest and penalties on unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. Tax years beginning in 2004 are subject to examination by taxing authorities, although net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

As of January 1, 2007 unrecognized tax benefits totaled $234 which was recorded as a purchase price adjustment and an increase to goodwill. As a result of the implementation of FIN 48, our tax liabilities increased $18 which was expensed to tax expense for year ended December 31, 2007. Our January 1, 2007, tax liabilities include $89 of interest related to the adoption of FIN 48. It is not expected that the amount of unrecognized tax benefits will change in the next 12 months. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe that FIN 48 will have a material impact on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurement"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and also expands disclosures about fair value measurements. SFAS 157 is effective for periods beginning after November 15, 2007. The Company adopted this standard with respect to its financial assets effective January 1, 2008. In February 2008, the FASB issued FASB Staff Position SFAS No. 157-2—"Effective Date of FASB Statement No. 157" delaying the effective date of SFAS 157 for one year for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). See Footnote 3 of the Notes to the Consolidated Financial Statements for further detail regarding the impact of our adoption of SFAS 157 for financial assets.

In February 2007, the FASB issued FASB Statement No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115"* (SFAS 159). SFAS 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 as of January 1, 2008. As the Company already measures its financial instruments at fair value, the Company did not make any fair value elections during the current period. Therefore, the adoption of SFAS 159 did not impact the Company's consolidated financial statements.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement 133"* (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of: (i) How and why an entity uses derivative instruments; (ii) How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (iii) How derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial statements.

(All amounts in thousands, except share and per share data, unless noted otherwise)

In May 2008, the FASB issued SFAS 162, *"The Hierarchy of Generally Accepted Accounting Principles"* (SFAS 162). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company is evaluating the impact of this standard and does not expect the adoption of SFAS 162 to have a material impact on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *"Business Combinations"* ("FAS 141(R)") and SFAS No. 160, *"Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements",* an amendment of Accounting Research Bulletin No. 51 ("FAS 160"). Changes for business combination transactions pursuant to FAS 141(R) include, among others, expensing of acquisition-related transaction costs as incurred, the recognition of contingent consideration arrangements at their acquisition date fair value and capitalization of in-process research and development assets acquired at their acquisition date fair value. Changes in accounting for noncontrolling (minority) interests pursuant to FAS 160 include, among others, the classification of noncontrolling interest as a component of consolidated shareholders' equity and the elimination of "minority interest" accounting in results of operations. FAS 141(R) and FAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning on or after December 15, 2008. The adoption of FAS 141(R) will impact the accounting for the Company's future acquisitions. We do not believe the adoption of FAS 160 will have a material impact on our consolidated financial position, results of operations or cash flows.

3. Investments

Short-term investments

The following is a summary of our short-term available-for-sale investments at December 31, 2008:

	Cost	Gross Unrealized Gains	Accrued Interest	Fair Market Value
Short-term investments:				
Municipal securities	$4,510	$(32)	$34	$4,512

Unrealized gains and losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence as of December 31, 2008. At December 31, 2008, contractual maturities of our short-term investments were one year or less.

(All amounts in thousands, except share and per share data, unless noted otherwise)

The following is a summary of our short-term available-for-sale investments at December 31, 2007:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Short-term investments:				
Municipal securities	$28,627	$ 2	$(106)	$28,523
Auction market securities	29,900	—	—	29,900
Total short-term investments:	$58,527	$ 2	$(106)	$58,423

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence as of December 31, 2007.

Long-term investments

During the year ended December 31, 2008, the Company experienced failed auctions for thirteen tax exempt auction rate securities ("ARS") issues representing principal and accrued interest of $16,513. Nine of these ARS are guaranteed by the Family Federal Educational Loan Program with the remainder being insured by private issuers. Due to the uncertainty surrounding the ability to liquidate its ARS issues over the next twelve months, the Company has reclassified these investments to long-term assets as of December 31, 2008. These securities will continue to accrue interest at the contractual rate and will be auctioned every 90 days until sold.

The auction rate securities, which have a par value of $18,575, were acquired through UBS AG. Due to the failure of the auction rate market in early 2008, UBS AG and other major banks entered into discussions with government agencies to provide liquidity to owners of auction rate securities. In November 2008, we entered into an agreement (the "Agreement") with UBS AG which provides (1) us with a "no net cost" loan up to the par value of Eligible ARS until June 30, 2010, and (2) us the right to sell these auction rate securities back to UBS AG at par, at our sole discretion, anytime during the period from June 30, 2010 through July 2, 2012, and (3) UBS AG the right to purchase these auction rate securities or sell them on our behalf at par anytime through July 2, 2012. We elected to measure value of our option to put the securities to UBS AG under the fair value option of SFAS No. 159, recording income of approximately $2,219 pre-tax and a corresponding long-term asset as of December 31, 2008. The settlement agreement's valuation at December 31, 2008 was based in part on an expected life of eighteen months and a discount rate of 3.79%. Simultaneously, we transferred these auction rate securities from available-for-sale to trading investment securities. As a result of this transfer, we recognized an other-than-temporary impairment loss of approximately $2,219 pre-tax, reflecting a reversal of the related temporary valuation allowance that was previously recorded in other comprehensive loss. The recording of this income and the recognition of the other-than-temporary impairment loss resulted in no material impact to our consolidated statement of operations for the year ended December 31, 2008.

The Company adjusted the fair value of its ARS investment portfolio using a discounted cash flow model to determine the estimated fair value of its ARS investments as of December 31, 2008. The assumptions used in preparing the discounted cash flow model include level three inputs, as defined in SFAS No. 157, Fair Value Measurements, and are presented in the following table:

Input description	Amounts
Maximum auction rate (interest rate)	1.40%
Liquidity risk premium	6.00%
Probability of earned maximum rate until maturity	0.01%
Probability of default	11.17%

(All amounts in thousands, except share and per share data, unless noted otherwise)

Based on the results of the discounted cash flow analysis, the Company determined that the fair value of its investment in ARS should be discounted approximately $2,219 to $16,513 at December 31, 2008 however, any other-than temporary impairment in the fair value of the ARS has been offset substantially by the fair value recognized for the rights provided in the settlement agreement.

The Company adopted the provisions of SFAS 157 effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company has investments that are valued in accordance with the provisions of SFAS 157. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.
- Level 2—Valuations based inputs on other than quoted prices included within level 1, for which all significant inputs are observable, either directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

On December 31, 2008 the fair value for the Company's investments was determined based upon the inputs presented below:

Description:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Municipal Bonds	$ 4,512	$4,512	—	$ —
Auction rate securities	16,513	—	—	16,513
Total investments:	$21,025	$4,512	—	$16,513

A reconciliation of the beginning and ending balances for the auction rate securities using significant unobservable inputs (Level 3) for the period ended December 31, 2008 is presented below:

	Auction rate securities
Balance at December 31, 2007	$ 29,900
Total net realized losses	
Included in earnings	(1,191)
Purchases, issuances and settlements	(12,196)
Balance at December 31, 2008	$ 16,513

Based on the size of this investment, the Company's ability to access cash and other short-term investments, and expected operating cash flows, the Company does not anticipate the illiquidity of this investment will affect its operations.

(All amounts in thousands, except share and per share data, unless noted otherwise)

4. Acquisitions

Quorum International Holdings Limited

On April 2, 2008, the Company acquired all of the outstanding stock of Quorum International Holdings Limited ("Quorum"), a provider of recruitment process outsourcing services based in London, England, for a purchase price of approximately $27,950 in cash, of which $19,753 was paid in April 2008 and $8,197 was paid in July 2008. The total cost of the acquisition, including legal, accounting, and other professional fees of $664, was approximately $28,614, including acquired intangibles of $8,633, with estimated useful lives between 3 and 10 years. In addition, the acquisition agreement contains an earn out provision which provides for the payment of additional consideration by the Company based upon the gross profit of Quorum for the twelve month period ending June 30, 2009 and June 30, 2010. Formulaically, the earnout is 3.86 times Quorum's gross profit less the amount of base consideration, as defined in the agreement. Pursuant to SFAS 141, "*Business Combinations*," the Company accrues contingent purchase consideration when the outcome of the contingency is determinable beyond a reasonable doubt. As of December 31, 2008, the June 30, 2009 and June 30, 2010 earnout amounts were substantially uncertain, as such, the estimated earn out range is not possible to disclose. The Company evaluates the earnout provisions contained in the acquisition agreement at each financial statement reporting date. In connection with the acquisition, $780 of the purchase price was deposited into an escrow account and recorded in other long-term assets, to cover any claims for indemnification made by the Company against Quorum under the acquisition agreement. The escrow agreement will remain in place for approximately two years from the acquisition date, and any funds remaining in the escrow account at the end of the two year period will be distributed to the former stockholders of Quorum. The Company expects that the acquisition of Quorum will broaden our presence in the global recruitment market. The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based upon management's best estimate of fair value with any excess over the net tangible and intangible assets acquired allocated to goodwill. In accordance with Statement of Financial Accounting Standard No. 141, the purchase price and related purchase price allocation may be updated to reflect changes such as any additional transaction fees or the finalization of the valuation of assets acquired or liabilities assumed. Quorum's results of operations were included in the Company's consolidated financial statements beginning on April 2, 2008.

HRC Human Resources Consulting GmbH

On August 20, 2007, the Company acquired all of the outstanding stock of HRC Human Resources Consulting GmbH ("HRC"), a consultancy for business-orientated employee surveys, based in Munich, Germany, for a purchase price of approximately $3,757 in cash. The total cost of the acquisition, including legal, accounting, and other professional fees of $529, was approximately $4,286. In connection with the acquisition, $410 of the cash portion of the purchase price was deposited into an escrow account and recorded in other long-term assets, to cover any claims for indemnification made by the Company against HRC under the acquisition agreement. The escrow agreement will remain in place for approximately five years from the acquisition date, and any funds remaining in the escrow account at the end of the five year period will be distributed to the former stockholders of HRC. The acquisition of HRC will provide the Company with a presence in Germany and enhance its expansion into European countries. The purchase price has been allocated to the assets acquired and liabilities assumed based upon management's best estimate of fair value with any excess over the net tangible and intangible assets acquired allocated to goodwill. HRC's results of operations were included in the Company's consolidated financial statements beginning on August 20, 2007.

StraightSource

On June 8, 2007, the Company acquired all of the outstanding stock of Strategic Outsourcing Corporation ("StraightSource"), a provider of recruitment process outsourcing services, based in Richardson, Texas, for a purchase price including contingent consideration of approximately $12,150 in cash and $4,224 in stock

(All amounts in thousands, except share and per share data, unless noted otherwise)

consideration. The total cost of the acquisition, including legal, accounting, and other professional fees of $40, was approximately $16,414, including acquired intangibles of $7,963, with estimated useful lives between 2.5 and 9 years. In addition, the acquisition agreement contains an earnout provision which provides for the payment of additional consideration to the former shareholders of StraightSource by the Company based upon the annual revenues and net income of StraightSource for each of the years ended December 31, 2007, 2008 and 2009. An earnout of $1,200 relating to annual revenues for 2009 is payable if StraightSource achieves total annual revenue net of reimbursable expenses of $9,500. An earnout ranging between $1,200 to $2,400 for net income is dependent upon 20% and 30% growth, as defined in the agreement, in net income from the prior year. Based upon the results for the year ended December 31, 2007, $2,100 of additional consideration was earned by the former shareholders' of StraightSource. Pursuant to SFAS 141, "*Business Combinations*," additional consideration will be accrued when the outcome of the contingency is determinable beyond a reasonable doubt. During the quarter ended March 31, 2008, an additional $2,100 was earned, based upon the 2007 results, since the outcome of the contingency was determinable beyond a reasonable doubt. Both amounts totaling $4,200 were paid in cash and common stock during the first quarter of 2008. Based upon the results for the year ended December 31, 2008, additional consideration of $3,000 was earned and paid in cash during the first quarter of 2009 to the former shareholders of StraightSource. The related liability was accrued for the financial statements at December 31, 2008. In connection with the acquisition, $1,200 of the cash portion of the purchase price was deposited into an escrow account and recorded in other long-term assets, to cover any claims for indemnification made by the Company against StraightSource under the acquisition agreement. The escrow agreement will remain in place for three years from the acquisition date, and any funds remaining in the escrow account at the end of the three year period will be distributed to the former stockholders of StraightSource. The acquisition of StraightSource provides additional efficiencies to our exempt and non-exempt recruitment offerings and expands our distribution capabilities in the Southwest market. The purchase price has been allocated to the assets acquired and liabilities assumed based upon management's best estimate of fair value with any excess over the net tangible and intangible assets acquired allocated to goodwill. StraightSource's results of operations were included in the Company's consolidated financial statements beginning on June 8, 2007.

(All amounts in thousands, except share and per share data, unless noted otherwise)

5. Property, Equipment and Software

A summary of property, equipment and software and related accumulated depreciation and amortization as of December 31, 2008 and 2007 is as follows:

	December 31, 2008	December 31, 2007
Equipment	$15,112	$11,667
Software	13,999	10,945
Office furniture and fixtures	2,370	1,791
Leasehold improvements	2,744	1,575
Land	643	752
Building	6,771	—
Building construction in progress	—	4,881
Software in development	7,185	2,960
	48,824	34,571
Less accumulated depreciation and amortization	17,624	15,394
	$31,200	$19,177

Depreciation and amortization expense is excluded from cost of revenues.

Equipment and office furniture and fixtures included assets under capital leases totaling $2,612 and $2,590 at December 31, 2008 and 2007, respectively. Depreciation and amortization expense, including amortization of assets under capital leases, was $6,920, $5,172 and $3,312 for the years ended December 31, 2008, 2007 and 2006, respectively.

Contemporaneous with its goodwill impairment analysis, as a result of the Company's market capitalization being less than stockholders' equity at December 31, 2008, the Company also reviewed its fixed assets and determined that the fair value exceeded the carrying value, pursuant to SFAS 144, and therefore did not record any fixed asset impairment.

6. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31, 2008	December 31, 2007
Accrued professional fees	$ 131	$ 70
Straight line rent accrual	1,904	932
Other taxes payable	450	973
Income taxes payable	3,549	818
Other liabilities	1,056	1,405
Contingent purchase price	3,000	2,100
Total other accrued liabilities	$10,090	$6,298

(All amounts in thousands, except share and per share data, unless noted otherwise)

7. Line of Credit

As a result of its goodwill impairment charge, the Company was not in compliance with certain financial covenants under its current line of credit as of December 31, 2008. The Company is currently evaluating the cost of a waiver agreement and is considering renegotiating the credit facility for an additional term. If unable to negotiate a satisfactory agreement for the credit facility waiver, the Company will lose its credit facility and all access to previously available credit under the line of credit facility. This could negatively impact our financial condition and liquidity in the future.

On November 13, 2006, the Company entered into a secured credit agreement with PNC Bank, N.A. (the "Credit Agreement"), as administrative agent, in connection with its acquisition of BrassRing. The secured Credit Agreement increased the maximum amount available under the credit facility from $25,000 to $75,000, including a sublimit of up to $2,000 for letters of credit. Borrowings under the new credit facility are secured by substantially all of the Company's assets and the assets of its subsidiaries. This Credit Agreement replaced the prior $25,000 revolving Credit Agreement with PNC Bank. In connection with this agreement, the Company borrowed $65,000, under the credit facility, for the acquisition of BrassRing in November 2006.

In January 2007, the Company repaid the balance of its obligations relating to the term loan portion of the Credit Agreement with the net proceeds from the Company's public offering of its common stock. The Amendment provides that the Credit Agreement will terminate, and all borrowings will become due and payable, on March 26, 2010. The Company and each of the U.S. subsidiaries of Kenexa Technology are guarantors of the obligations of Technology under the Credit Agreement, as amended by the Amendment.

On March 26, 2007, the Company entered into a First Amendment to Credit Agreement (the "Amendment") with PNC Bank, N.A. The Amendment increased the maximum amount available under the revolving credit facility portion of the Credit Agreement from $25,000 to $50,000, including a sublimit of up to $2,000 for letters of credit.

The Company's borrowings under the Credit Agreement bear interest at tiered rates based upon the ratio of Net Funded Debt to EBITDA as defined in the Third Amendment. The Company may also elect interest rates on its borrowings calculated by reference to LIBOR plus a margin based upon the ratio of its Net Funded Debt to EBITDA ratio. Interest on LIBOR borrowings is calculated on an actual/360 day basis and is paid on the last day of each interest period. LIBOR advances are available for periods of 1,2,3 or 6 months. LIBOR pricing is adjusted for any statutory reserves.

Borrowings under the Revolver are collateralized generally by all of the Company's assets, including a pledge of the capital stock of its subsidiaries. The Credit Agreement contains various terms and covenants that provide for restrictions on capital expenditures, payment of dividends, dispositions of assets, investments and acquisitions and require the Company, among other things, to maintain minimum levels of tangible net worth, net income and fixed charge coverage. As of and for the year ended December 31, 2008, the Company had no borrowings or the ability to borrow under this Credit Agreement.

(All amounts in thousands, except share and per share data, unless noted otherwise)

8. Income Taxes

The components of income tax (benefit) expense for the years ended December 31, 2008, 2007 and 2006 consisted of the following:

	December 31,		
	2008	2007	2006
Current			
Federal	$ 4,542	$ 4,866	$ 4,646
Foreign	2,777	308	177
State and local	616	422	664
Total current	$ 7,935	5,596	5,487
Deferred			
Federal	$(39,325)	3,517	(427)
Foreign	(696)	836	(574)
State and local	(5,985)	630	(183)
Total deferred	(46,006)	4,983	(1,184)
Total income tax (benefit) provision	$(38,071)	$10,579	$ 4,303

A reconciliation of the Company's effective income tax rate to the U.S. statutory federal income tax rate of 35% for the years ended December 31, 2008, 2007 and 2006 is as follows:

	December 31,		
	2008	2007	2006
U.S. statutory federal tax rate	(35.0)%	35.0%	35.0%
Foreign tax differential	(1.9)%	(1.5)%	(2.8)%
Domestic production deduction	— %	(0.5)%	— %
Nondeductible goodwill impairment	12.1%	— %	— %
State income taxes	(2.4)%	2.0%	2.4%
Officer's life insurance	— %	0.1%	0.2%
Other nondeductible expenses	0.1%	0.7%	0.5%
Change in valuation allowance	0.5%	— %	(4.7)%
Research and development credit	(0.4)%	(2.7)%	(3.4)%
Non-taxable interest	(0.3)%	(3.2)%	(1.8)%
Provision to return true-up	0.6%	1.1%	(1.2)%
HRI trust	— %	— %	(2.9)%
Income tax (benefit) expense	(26.7)%	31.0%	21.3%

Kenexa Corporation and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(All amounts in thousands, except share and per share data, unless noted otherwise)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred tax assets and liabilities as of December 31, 2008 and 2007 were as follows:

	December 31,	
	2008	2007
Deferred tax assets		
Foreign net operating loss carryforwards	$ 2,209	$ 1,533
Accrued expenses	43	175
Federal and state net operating loss carryforwards	877	960
AMT tax carryforward	166	231
Deferred revenue	3,178	1,777
Accounts receivable allowance	799	399
Stock options	4,092	2,240
Depreciation and amortization	1,636	823
Goodwill impairment	36,309	—
Capitalized R&D tax credits	262	1,329
Section 481(a) adjustment	361	—
Other	121	1
Total deferred tax assets	$50,053	$ 9,468
Deferred tax liabilities		
Capitalized R&D	(423)	—
Other accrued expenses	(481)	—
Amortization of intangibles and goodwill	(5,529)	(9,662)
Total deferred tax liabilities	(6,443)	(9,662)
Net deferred tax asset	43,620	(194)
Valuation allowance	(1,329)	(653)
Net deferred tax asset (liability)	$42,291	$ (847)

At December 2008, the Company has remaining net operating loss carryforwards from acquisitions of $2,253 with an expiration date of 2025. Additionally, the Company is subject to Internal Revenue Code section 382 loss limitations for these acquired net operating loss carryforwards. The Company also has net operating loss carryforwards available from foreign acquisitions of $7,731. These losses have no expiration date. Based on the uncertainty of fully utilizing these NOL's the Company has recorded a valuation allowance of $4,417. The Company also has state NOL carryforwards of $2,266.

At December 2007, the Company has remaining net operating loss carryforwards from acquisitions of $2,491 with an expiration date of 2025. Additionally, the Company is subject to Internal Revenue Code section 382 loss limitations for these acquired net operating loss carryforwards. The Company also has net operating loss carryforwards available from foreign operations of $5,094. These losses have no expiration date. Based on the uncertainty of fully utilizing these NOL's the Company has recorded a valuation allowance of $1,780. The Company also has state NOL carryforwards of $2,266. In 2006, the Company released $946 of its foreign valuation allowance resulting in no corresponding valuation allowance against these foreign net operating loss carryforwards as the Company believes they will be fully utilized in the future.

(All amounts in thousands, except share and per share data, unless noted otherwise)

In 2005, the Company was granted a tax holiday from the government of India for its development center located in Hyderabad, India. This tax holiday was granted for a five year period, was subsequently extended via statute for an additional year and is scheduled to expire in 2010. The income tax benefit on this holiday is $65, $362 and $404 in 2008, 2007 and 2006, respectively. In 2008, the Company was granted a separate tax holiday from the Indian government covering the activities of its new development center in Vizag, India. This tax holiday was granted for a period of 10 years and will expire in 2018. The income tax benefit on this holiday is $309 in 2008.

Activity in the valuation allowance account for the years ended December 31, 2008, 2007 and 2006 is presented in the table below:

	Beginning Balance	Acquired valuation allowance	Release of valuation allowance	338g election	Ending Balance
2008	(653)	(676)	—	—	(1,329)
2007	$(12,634)	$ (653)	$796	$11,838	$ (653)
2006	(946)	(12,634)	946	—	(12,634)

The Company does not provide for U.S. deferred income taxes or tax benefits on the undistributed earnings or losses of its non-U.S. subsidiaries because earnings are permanently reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2008, the Company had not provided for deferred income tax expense for cumulative income of individual international subsidiaries of $16,392. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. In the event of the repatriation of foreign earnings, the Company believes that it would be in a position to claim sufficient foreign tax credits for U.S. federal income taxes purposes to offset a significant amount of potential tax liability.

During 2007, the Company filed separate elections under Section 338(g) of the Internal Revenue Code to treat the acquisitions of Webhire and BrassRing as the purchase of assets for tax purposes. These elections allow the tax basis in acquired assets to be valued at their relative fair market values on the respective dates of purchase. As a result of these elections, certain deferred tax assets of Webhire and BrassRing totaling $2,942 and $342, respectively were reduced and reclassified to goodwill following the elimination of certain tax attributes, including previously recorded net operating loss carryforwards.

The Company is currently under review by the Internal Revenue Service for 2006.

The Company does not anticipate that the amount of unrecognized tax benefits reflected as of December 31, 2008 will materially change in the next 12 months; any changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the company. With certain limited exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for tax years through 2004. For subsequent years, certain tax positions taken by the Company could be subject to differing interpretations of applicable laws, regulations and authoritative pronouncements utilized in the determination of the amounts and/or timing of income, deductions and tax credits. The Company is currently under examination by the Internal Revenue Service and certain state taxing authorities for tax year 2006. Although the outcome of tax audits is difficult to predict with certainty, the Company believes that adequate amounts of tax and interest have been provided for any adjustments that may result from tax examinations.

(All amounts in thousands, except share and per share data, unless noted otherwise)

9. Commitments and Contingencies

Leasing Arrangements

The Company leases certain of its facilities and equipment under various operating and capital leases. Equipment under capital leases consists primarily of computer equipment and furniture and fixtures. These leases generally have terms of three to five years, bear interest up to 13.0% per annum and are collateralized by the underlying equipment. Operating leases primarily consist of leases for office space and equipment. Future minimum lease payments for each of the following five years are:

	Year Ended December 31, 2008	
	Capital Leases	Operating Leases
2009	$153	$ 7,346
2010	54	5,838
2011	44	3,587
2012	21	2,219
2013		1,245
Total minimum lease payments	$272	$20,235
Less amount representing interest	21	
Present value of minimum payments under capital leases	251	
Less current portion	143	
	$108	

Rent expense was $7,174, $5,824 and $3,678 for the years ended December 31, 2008, 2007 and 2006, respectively. Most of the Company's capital and operating leases contain automatic renewal terms, bargain purchase options or escalation clauses.

Severance arrangement

On November 26, 2006, the Company entered into a separation agreement and general release with its former Chief Operating Officer who resigned from his positions as an officer and a director of the Company and each of its subsidiaries, effective on the close of business on November 30, 2006. The separation agreement provided that the Company continue to pay the former officer his base salary of $250 per year through November 29, 2008. In addition, until May 29, 2010, the Company will provide the former officer with continued participation in the medical insurance coverage plans of the Company, or the economic equivalent of the employer portion of the premium for such plans. Pursuant to the separation agreement, the former officer received $397 under the Company's 2006 bonus plan. In addition, previously unvested options to purchase 28,333 shares of the Company's common stock held by the former officer became immediately exercisable, and all other unvested stock options granted to the former officer by the Company were forfeited on the separation date.

Also, pursuant to the separation agreement, the former officer provided the Company and its subsidiaries and affiliates with a general release, and the former officer agreed to certain restrictive covenants, including confidentiality and non-disparagement, and non-competition and non-solicitation for a period of two years after the separation date, as such, the company recognized the severance expense over the non compete term.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Litigation

On October 31, 2000, Gallup, Inc., which conducts its business under the name The Gallup Organization, filed suit against the Company in U.S. District Court for the Eastern District of Pennsylvania seeking unspecified damages and injunctive relief, alleging that the Company unlawfully raided Gallup's employees and tortuously interfered with Gallup's relationships with former employees and customers, infringed on Gallup's copyrighted survey language and falsely advertised aspects of the Company's employee survey services. In November 2001, the District Court granted the Company's motion to dismiss Gallup's claim that we conducted an unlawful raid of Gallup's employees. In December 2002, the District Court granted the Company's motion for summary judgment on the false advertising claim. In January 2003, the District Court granted the Company's motion for summary judgment on the claims regarding the Company's alleged tortuous interference with Gallup's relationships with its former employees and its customers. Gallup did not appeal any of these rulings.

In November 2004, the District Court granted the Company's motion for summary judgment on the copyright claim. Gallup appealed that ruling to the U.S. Court of Appeals for the Third Circuit, and the U.S. Court of Appeals reversed the judge's grant of summary judgment in the Company's favor.

On January 27, 2006 the Company and Gallup settled the outstanding claim and entered into a confidential settlement agreement. On January 30, 2006, the Court entered a consent order relating to the settlement. The terms of the settlement will not have a material adverse effect on the Company's results of operations or financial position.

The Company is involved in claims, including those identified above, which arise in the ordinary course of business. In the opinion of management, the Company has made adequate provision for potential liabilities, if any, arising from any such matters. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on the Company's business, financial condition and operating results.

(All amounts in thousands, except share and per share data, unless noted otherwise)

10. Equity

Rollforward of Shares

The Company's common shares issued and repurchased during the years ended December 31, 2008, 2007 and 2006 are as follows:

	Common Shares
	Class A
December 31, 2005 ending balance	17,459,044
Shares from public offering	2,641,800
Warrant exercises	250,499
Stock option exercises	387,986
Shares issued for acquisition	158,448
December 31, 2006 ending balance	20,897,777
Repurchase of shares	(1,448,091)
Shares from public offering	4,312,500
Stock option exercises	136,673
Employee Stock Purchase Plan	10,152
Restricted shares issued	16,200
Shares issued for acquisition	107,235
December 31, 2007 ending balance	24,032,446
Repurchase of shares	(1,677,560)
Stock option exercises	67,021
Employee Stock Purchase Plan	27,141
Shares issued for earnout	55,876
December 31, 2008 ending balance	22,504,924

Refer to the accompanying consolidated statements of shareholders' equity and this note for further discussion.

Stock and Voting Rights

Undesignated Preferred Stock

The Company has 100,000 shares of $0.01 par value undesignated preferred stock authorized, with no shares issued or outstanding at December 31, 2008 or 2007. These shares have preferential rights in the event of liquidation and payment of dividends.

Common Stock

At December 31, 2008 and 2007, the Company had 100,000,000 authorized shares of common stock. At December 31, 2008 and 2007 22,504,924 and 24,032,446 shares of common stock respectively, were outstanding, net of treasury stock discussed below. Each share of common stock has one-for-one voting rights.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Authorized but not issued shares

On November 8, 2007, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 2,000,000 shares of our common stock, of which 1,448,091 shares were repurchased at an aggregate cost of $25,482 as of December 31, 2007. These shares were restored to original status prior to December 31, 2007 and accordingly are presented as authorized but not issued. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. As of December 31, 2007 the amount of shares available for repurchase under the stock repurchase plan was 551,909. Through January 24, 2008, the remaining 551,909 shares available for repurchase under the stock repurchase plan were repurchased at an aggregate cost of $9,848.

On February 20, 2008, our board of directors authorized a stock repurchase plan providing for the repurchase of up to 3,000,000 shares of the Company's common stock, of which 1,125,651 shares were repurchased at an aggregate cost of $20,429 as of December 31, 2008. These shares were restored to original status prior to December 31, 2008 and accordingly are presented as authorized but not issued. The timing, price and volume of repurchases were based on market conditions, relevant securities laws and other factors. As of December 31, 2008 the amount of shares available for repurchase under the stock repurchase plan was 1,874,349.

11. Stock Plans

Stock Option Plan

The Company's 2005 Equity Incentive Plan (the "2005 Option Plan"), which was adopted by the Company's Board of Directors (the "Board") in March 2005 and was approved by the Company's shareholders in June 2005, provides for the granting of stock options to employees and directors at the discretion of the Board or a committee of the Board. The 2005 Option Plan replaced the Company's 2000 Stock Option Plan (the "2000 Option Plan"). As of December 31, 2008, there were options to purchase 2,487,654 shares of common stock outstanding under the 2005 Option Plan. The Company is authorized to issue up to an aggregate of 4,842,910 shares of its common stock pursuant to stock options granted under the 2005 Option Plan. As of December 31, 2008, there were a total of 1,732,506 shares of common stock not subject to outstanding options and available for issuance under the 2005 Option Plan. The purpose of stock options is to recognize past services rendered and to provide additional incentive in furthering the continued success of the Company. Stock options granted under both the 2005 Option Plan and the 2000 Stock Option Plan expire between the fifth and tenth anniversary of the date of grant and generally vest on the third anniversary of the date of grant. Unexercised stock options may expire up to 90 days after an employee's termination for options granted under the 2000 Option Plan.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. In 2008 and 2007, the fair value of each grant was estimated using the Black-Scholes valuation model. Expected volatility was based upon a weighted average of peer companies and the Company's stock volatility. The expected life was determined based upon an average of the contractual life and vesting period of the options. The estimated forfeiture rate was based upon an analysis of historical data. The risk-free rate was based on U.S. Treasury zero coupon bond yields at the time of grant.

Compensation expense, for awards with a service condition that cliff vest, is recognized on a straight-line basis over the award's requisite service period. For those awards with a service condition that have a graded vest, compensation expense is calculated using the graded-vesting attribution method. This method entails recognizing expense on a straight-line basis over the requisite service period for each separately vesting portion as if the grant consisted of multiple awards, each with the same service inception date but different requisite service periods. This method accelerates the recognition of compensation expense

(All amounts in thousands, except share and per share data, unless noted otherwise)

The fair value of market based, performance vesting share awards granted is calculated using a Monte Carlo valuation model that simulates various potential outcomes of the option grant and values each outcome using the Black-Scholes valuation model which yields a fair market value of the Company's common stock on the date of the grant (measurement date). This amount is recognized over the vesting period, using the straight-line method. Since the award requires both the completion of 4 years of service and the share price reaching predetermined levels as defined in the option agreement, compensation cost will be recognized over the 4 year explicit service period. If the employee terminates prior to the four-year requisite service period, compensation cost will be reversed even if the market condition has been satisfied by that time. The total grant date fair value of the options granted during 2008 using the Monte Carlo valuation model was $1,026.

The following table provides the assumptions used in determining the fair value of the market and service based awards for the year ended December 31, 2008, 2007 and 2006, respectively.

	Years ended December 31,			
	2008 Market based awards	2008 Service based awards	2007 Service based awards	2006 Service based awards
Expected volatility	60.98%	56.23 – 57.52%	47.26 – 54.95%	39.5 – 41.98%
Expected dividends	0	0	0	0
Expected term (in years)	10	3.75	4 – 5	4 – 5
Risk-free rate	3.45%	1.87 – 2.77%	2.5 – 4.6%	4.6 – 5.1%

A summary of the status of the Company's stock options as of December 31, 2008 and 2007 and changes during the period then ended is as follows:

	Options & Restricted Stock Outstanding			Options Exercisable	
	Shares available for Grant	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Balance at December 31, 2006	3,138,046	1,302,008	$14.63	321,208	$14.26
Granted—options	(539,400)	539,400	35.40	—	—
Granted—restricted stock	(16,200)	16,200	0.00	—	—
Exercised	—	(136,673)	11.42	—	—
Forfeited or expired	119,900	(119,900)	22.24	—	—
Balance at December 31, 2007	2,702,346	1,601,035	$21.18	241,335	14.96
Granted—options	(1,084,600)	1,084,600	11.87	—	—
Exercised options and vested restricted stock	—	(83,221)	4.41	—	—
Forfeited or expired	114,760	(114,760)	29.28	—	—
Balance at December 31, 2008	1,732,506	2,487,654	$17.33	447,854	14.01

The total intrinsic value of options outstanding, exercisable and exercised for the period ended December 31, 2008 was $1,950, $343 and $1,249, respectively. The weighted average fair value for options granted during the period ended December 31, 2008 and 2007 was $5.67 and 14.91, respectively. The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2008 was 5.61 and 4.36, respectively.

(All amounts in thousands, except share and per share data, unless noted otherwise)

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
\$ 3.68 – \$ 7.37	661,998	9.12	\$ 5.03	101,998	\$ 4.62
\$11.06 – \$14.74	603,856	5.79	\$12.53	203,856	\$13.47
\$14.75 – \$18.43	102,000	2.41	\$17.51	102,000	\$17.51
\$18.44 – \$22.12	533,000	4.00	\$19.30	0	\$ 0.00
\$25.81 – \$29.49	38,000	2.45	\$27.25	0	\$ 0.00
\$29.50 – \$33.18	111,000	4.79	\$31.99	40,000	\$31.73
\$33.19 – \$36.87	437,800	3.26	\$35.54	0	\$ 0.00
\$ 3.68 – \$36.87	2,487,654	5.61	\$17.33	447,854	\$14.01

As of December 31, 2008, there was \$7,833 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2005 Option Plan. That cost is expected to be recognized over a weighted-average period of 4 years.

A summary of the status of the Company's nonvested share options and restricted stock as of December 31, 2008 and 2007 is presented below:

Nonvested Shares	Shares	Wtd. Avg. Grant Date Fair Value
Nonvested at December 31, 2006	980,800	\$ 8.65
Granted—options	539,400	14,91
Granted—restricted stock	16,200	31.46
Vested	(56,800)	13.26
Forfeited or expired	(119,900)	9.78
Nonvested at December 31, 2007	1,359,700	\$10.73
Granted—options	1,084,600	5.67
Vested	(293,000)	8.98
Forfeited or expired	(111,500)	12.31
Nonvested at December 31, 2008	2,039,800	\$ 8.24

SFAS No. 123R also requires us to change the classification of any tax benefits realized upon exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are presented as a financing cash inflow rather than as a reduction of income taxes paid in our consolidated statement of cash flows.

The pool of excess tax benefits available to absorb tax deficiencies was determined using the alternative transition method described in FSP FAS 123(R)-3. Using this method an opening pool balance of \$22 was calculated. As of December 31, 2008 the pool of excess tax benefits was \$4,215.

(All amounts in thousands, except share and per share data, unless noted otherwise)

In accordance with Staff Accounting Bulletin No. 107, we classified share-based compensation within cost of revenues, sales and marketing, general and administrative expenses and research and development corresponding to the same line as the cash compensation paid to respective employees, officers and non-employee directors.

The following table shows total share-based compensation expense included in the Consolidated Statement of Operations:

	Year ended December 31,		
	2008	2007	2006
Cost of revenues	$ 341	$ 391	$ 513
Sales and marketing	961	1,006	1,109
General and administrative	4,032	2,204	1,292
Research and development	427	192	162
Pre-tax share-based compensation	$5,761	$3,793	$3,076
Income tax	1,813	1,407	936
Share-based compensation expense, net	$3,948	$2,386	$2,140

Between January 1, 2008 and December 31, 2008, the Company granted options to certain employees to purchase an aggregate of 1,084,600 shares of the Company's common stock at a weighted exercise price of $11.87 per share. The Company granted the options at prevailing market prices ranging from $5.11 to $21.80 per share.

Between January 1, 2007 and December 31, 2007, the Company granted options to certain employees to purchase an aggregate of 539,400 shares of the Company's common stock at a weighted exercise price of $35.40 per share. The Company granted the options at prevailing market prices ranging from $29.94 to $36.87 per share.

On August 14, 2007, the Company granted to each non-employee member of the Board of Directors 2,700 shares of restricted stock, or, an aggregate of 16,200 shares of restricted stock, which vested on May 19, 2008. The grant date fair value of the restricted stock was $31.46.

Between January 1, 2006 and December 31, 2006, the Company granted options to certain employees to purchase an aggregate of 316,333 shares of the Company's common stock at a weighted exercise price of $25.24 per share. The Company granted the options at prevailing market prices ranging from $21.10 to $32.69 per share.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan which was approved in May 2006, enables substantially all U.S. and foreign employees to purchase shares of our common stock at a 5% discounted offering price off the closing market price of our common stock on the NASDAQ National Market, LLC on the offering date. We have granted rights to purchase up to 500,000 common shares to our employees under the Plan. The Plan is not considered a compensatory plan in accordance with SFAS 123(R) and requires no compensation expense to be recognized. Shares of our common stock purchased under the employee stock purchase plan were 27,141 and 10,152 for the years ended December 31, 2008 and 2007, respectively.

(All amounts in thousands, except share and per share data, unless noted otherwise)

Warrants

A summary of the Company's warrant activity and balances as of December 31, 2006 and 2005, respectively, is as follows:

Warrant Class	Exercise Price	Balance at December 31, 2005	Exercised	Forfeited	Balance at December 31, 2006
Class B	$20.88	622,542	(590,022)	(32,520)	—
Class D	$ 4.18	158,480	(158,480)	—	—
Class E	$20.88	13,120	(13,120)	—	—
Total		794,142	(761,622)	(32,520)	—

Class B, D and E warrants were exercisable until December 16, 2006, after which they expired. The holders of the Class D warrants had the ability to require the Company to repurchase these warrants at the Put Price, as defined by the warrant agreements, on or after August 12, 2006 if a Realization Event has not occurred. In connection with the 2001 Private Placement, the Class D warrant agreements were amended to only permit redemption of these warrants if all outstanding Series A preferred shares have been redeemed.

Pursuant to the initial public offering all of the Class C warrants to purchase 396,195 shares of common stock were converted into common shares and 396,195 Class A warrants were terminated. Additionally, the Class D warrant put feature expired. Following the conversion and termination of warrants, the Company had 794,142 warrants outstanding with an average exercise price of $17.54 as of December 31, 2005.

All outstanding warrants are subject to anti-dilution provisions and correspondingly their exercise and conversion prices will be adjusted for occurrence of certain events, as defined, including changes in shares, options and warrants issued and currently outstanding. In connection with the 2001 Private Placement, all outstanding warrant agreements were amended to permit the issuance of shares in connection with this transaction without triggering the anti-dilution provisions of these agreements. The fair value of the warrants are immaterial for all years presented.

12. Related Party

The Company's CEO served on the Board of Directors of a software development consulting company that provided services to the Company during the years ended December 31, 2004 and 2003 in connection with software being developed for sale. In 2004, the Company's CEO resigned from the Board of Directors of this company. In 2003, the Company terminated its agreement with the software development consulting company. The Company paid $215 for perpetual licenses in accordance with the termination agreement. This amount is being amortized over three years. The Company's CEO did not receive any cash compensation during 2005, 2004 or 2003 for his participation on the Board of Directors of the software development consulting company. In 2006 the Company purchased certain intangibles and property, plant and equipment for $300 from the software development consulting company.

One of the Company's directors, Barry M. Abelson, is a partner in the law firm of Pepper Hamilton LLP. This firm has represented the Company since 1997. For the years ended December 31, 2008, 2007 and 2006, the Company paid Pepper Hamilton LLP, net of insurance coverage, $389, $1,477 and $2,326, respectively, for general legal matters. The decrease in payments to Pepper Hamilton LLP for the year ended December 31, 2008 as compared to previous years resulted from a reduction in transactional and acquisitions related services performed during the current year. For the years ended 2007 and 2006 a majority of the payments resulted from

(All amounts in thousands, except share and per share data, unless noted otherwise)

services performed in conjunction with our initial public and secondary offerings, various acquisitions in 2006 and 2007, credit facility arrangements and other corporate matters. The amount payable to Pepper Hamilton as of December 31, 2008 and 2007 was $75 and $33, respectively.

13. Geographic Information

The following table summarizes the distribution of revenue by geographic region as determined by billing address for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31, 2008		For the year ended December 31, 2007		For the year ended December 31, 2006	
Country	Revenue	Revenue as a percentage of total revenue	Revenue	Revenue as a percentage of total revenue	Revenue	Revenue as a percentage of total revenue
United States	$149,225	73.6%	$155,247	85.3%	$101,165	90.2%
United Kingdom	17,729	8.7%	10,741	5.9%	3,578	3.2%
Other European Countries	11,660	5.5%	5,389	3.0%	946	0.9%
Germany	9,765	4.8%	2,832	1.5%	—	— %
The Netherlands	3,196	1.6%	2,706	1.5%	2,367	2.1%
Canada	5,539	2.7%	2,526	1.4%	2,715	2.4%
Other	6,618	3.1%	2,485	1.4%	1,336	1.2%
Total	$203,732	100.0%	$181,926	100.0%	$112,107	100.0%

The following table summarizes the distribution of assets by geographic region as of December 31, 2008 and 2007.

	December 31, 2008		December 31, 2007	
Country	Assets	Assets as a percentage of total assets	Assets	Assets as a percentage of total assets
United States	$146,850	67.2%	$306,276	88.0%
United Kingdom	43,634	20.0%	16,889	4.9%
India	9,099	4.1%	14,436	4.1%
Germany	9,976	4.6%	6,888	2.0%
Canada	3,332	1.5%	2,428	0.7%
Poland	2,139	1.0%	—	0.0%
Other	3,435	1.6%	972	0.3%
Total	$218,465	100.0%	$347,889	100.0%

14. Subsequent Events

On January 20, 2009 Kenexa entered into a joint venture agreement with Shanghai Runjie Management Consulting Company ("R and J") in Shanghai, China for $1,189 or Chinese Yuan Renminbi 8,145. The initial capital contribution will provide the Company with a 46% ownership in the new entity and provide the Company with a presence in China's growing recruitment processing outsourcing market. Based upon the EBITDA results, the Company will acquire an additional 3% ownership interest in the joint venture through 2010.

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not Applicable

ITEM 9A. Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report, or the Evaluation Date. Based upon the evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date. Disclosure controls and procedures are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of December 31, 2008, the end of the our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on its assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management's assessment were reviewed with the Audit Committee of the Board of Directors.

Grant Thornton, LLP independently assessed the effectiveness of our internal control over financial reporting and has issued its opinion which is included below.

(b) Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
On Internal Control over Financial Reporting

Board of Directors and Shareholders
Kenexa Corporation

We have audited Kenexa Corporation and Subsidiaries' (collectively, "Kenexa Corporation") (a Pennsylvania corporation) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kenexa Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Kenexa Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Kenexa Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Kenexa Corporation and Subsidiaries, as of December 31, 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended and our report dated March 16, 2009 expressed an unqualified opinion.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
March 16, 2009

(c) Change in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting identified in connection with management's evaluation that occurred during the last fiscal quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not Applicable

PART III

ITEM 10. Directors and Executive Officers and Corporate Governance

We incorporate by reference the information contained under the captions "Board of Directors", "Structure and Practices of the Board of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Compensation and Executive Officers" in our Definitive Proxy Statement for our 2009 annual meeting of shareholders, to be filed within 120 days after the end of the year covered by this Report pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "2009 Proxy Statement").

We have adopted a written code of business conduct and ethics, known as our Corporate Code of Conduct, which applies to all of our directors, officers and employees, including our principal executive officer and our principal financial and accounting officer. Our Corporate Code of Conduct is available on our Internet website, www.Kenexa.com. Any amendments to our Corporate Code of Conduct or waivers from the provisions of the Corporate Code of Conduct for our principal executive officer and our principal financial and accounting officer will be disclosed on our Internet website within four business days following the date of such amendment or waiver.

ITEM 11. Executive Compensation

We incorporate by reference the information contained under the captions "Executive Compensation and Executive Officers", "Compensation Committee Report" and "Structure and Practices of the Board of Directors" in our 2009 Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate by reference the information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2009 Proxy Statements.

Equity Compensation Plan Information as of December 31, 2008.

The following table sets forth, as of December 31, 2008, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. The following table excludes 500,000 shares of our common stock which was issued or is available for issuance pursuant to our 2006 Employee Stock Purchase Plan, which was approved by our shareholders in May 2006. As of December 31, 2008, 444,787 shares were available for issuance pursuant to our 2006 Employee Stock Purchase Plan. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable. All of the equity compensation plans pursuant to which we are currently granting equity awards have been approved by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity Compensation Plans approved by shareholders	2,280,854	$18.04	1,732,506
Equity Compensation Plans not approved by shareholders	206,800	$ 9.51	

(1) Excludes number of securities to be issued upon exercise of outstanding options.

For a description of the material features of our equity compensation plans, see Note 11 to our consolidated financial statements.

ITEM 13. Certain Relationships, Related Transactions and Director Independence

We incorporate by reference the information contained under the caption "Certain Relationships and Related Party Transactions" and "Structure and Practices of the Board of Directors" in our 2009 Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

We incorporate by reference the information contained under the caption Proposal No. 2 "Ratification of Selection of Independent Registered Public Accounting Firm" in our 2009 Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Financial Statements. The financial statements as set forth under Item 8 of this Annual Report on Form 10-K are incorporated herein.
2. Financial Statement Schedules. All financial statement schedules have been omitted because they are not applicable, not required, or the information is shown in the financial statements or related notes.
3. Exhibits. See (b) below.

(b) Exhibits:

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of December 21, 2005, among Kenexa Corporation, Kenexa Technology, Inc., Kenexa Acquisition Corp., Webhire, Inc., and Gazaway L. Crittenden, solely as the representative of the Equityholders (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated December 22, 2005)
2.2	Equity Purchase Agreement and Agreement and Plan of Merger, dated as of October 5, 2006, among Kenexa Corporation, Kenexa Technology, Inc., Birmingham Acquisition Corp., BrassRing LLC, BrassRing Inc., Gannett Satellite Information Network, Inc., BRLLC Holdings Inc., Tribune National Marketing Company, Accel VI L.P., Accel Internet Fund II, L.P., Accel Keiretsu VI L.P., Accel Investors '98 L.P., Accel VI-S L.P., Accel Investors '98-S L.P., James W. Breyer, and Gerald M. Rosberg solely as the representative of the stockholders of BRINC and the selling members of BRLLC (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated October 6, 2006)
3.1	Amended and Restated Articles of Incorporation of Kenexa Corporation (incorporated by reference to Exhibit 3.1 filed with the Company's Quarterly Report on Form 10-Q dated November 9, 2007)
3.2	Amended and Restated Bylaws of Kenexa Corporation (incorporated by reference to Exhibit 3.2 filed with the Company's Quarterly Report on Form 10-Q dated Novermber 9, 2007)
4.1	Form of Specimen Common Stock Certificate of Kenexa Corporation (incorporated by reference to Exhibit 4.1 filed with Amendment No. 4 to the Company's Registration Statement on Form S-1 dated June 20, 2005, Registration No. 333-124028)
10.1*	Kenexa Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.2*	Form of Non-Qualified Stock Option Agreement under the Kenexa Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.3*	Kenexa Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.4*	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director) (incorporated by reference to Exhibit 10.4 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.5*	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee) (incorporated by reference to Exhibit 10.5 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)

Exhibit Number	Description of Document
10.6*	Kenexa Corporation Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated October 20, 2006)
10.7	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders (incorporated by reference to Exhibit 10.7 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028) of Kenexa Corporation
10.8	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein (incorporated by reference to Exhibit 10.8 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.9	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001 (incorporated by reference to Exhibit 10.9 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.10	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996 (incorporated by reference to Exhibit 10.10 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.11	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation (incorporated by reference to Exhibit 10.11 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.12	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation (incorporated by reference to Exhibit 10.12 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.13	Credit Agreement dated November 13, 2006 by and among Kenexa Technology, Inc., the several banks and other financial institutions from time to time parties thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.24 filed with the Company's Current Report on Form 8-K dated November 17, 2006)
10.14	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.13 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.15	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.14 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.16	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.15 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.17	Third Amendment and Modification to the Revolving Credit and Security Agreement dated December 29, 2005 between Kenexa Technology, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.24 filed with the Company's Current Report on Form 8-K dated December 30, 2005)
10.18	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association 1996 (incorporated by reference to Exhibit 10.16 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)

Exhibit Number	Description of Document
10.19*	Form of Indemnification Agreements between Kenexa Corporation and each of its directors and certain officers (incorporated by reference to Exhibit 10.23 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.20*	Separation Agreement by and among Kenexa Technology, Inc., and Eliot Chack (a/k/a Elliot H. Clark), dated November 26, 2006 (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated November 29, 2006)
10.21*	Form of Restricted Stock Award Agreement under the 2005 Equity Incentive Plan (Non-Employee Director) (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated August 14, 2007.)
10.22	First Amendment to the Credit Agreement dated March 26, 2007 among Kenexa Technology, Inc., the several banks and other financial institutions parties thereto and PNC Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated March 30, 2007.)
21.1	Subsidiaries of Kenexa Corporation
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Grant Thornton LLP
31.1	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(a)(3) of this Annual Report on Form 10-K.

(c) None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2009.

Kenexa Corporation

/s/ NOORUDDIN S. KARSAN

Nooruddin S. Karsan
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ DONALD F. VOLK

Donald F. Volk
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on March 16, 2009 in the capacities indicated:

Signature	Title
/s/ NOORUDDIN S. KARSAN **Nooruddin S. Karsan**	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)
/s/ DONALD F. VOLK **Donald F. Volk**	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ TROY A. KANTER **Troy A. Kanter**	President, Chief Operating Officer and Director
/s/ BARRY M. ABELSON **Barry M. Abelson**	Director
/s/ RENEE B. BOOTH **Renee B. Booth**	Director
/s/ JOSEPH A. KONEN **Joseph A. Konen**	Director
/s/ JOHN A. NIES **John A. Nies**	Director
/s/ RICHARD J. PINOLA **Richard J. Pinola**	Director
/s/ REBECCA MADDOX **Rebecca Maddox**	Director

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of December 21, 2005, among Kenexa Corporation, Kenexa Technology, Inc., Kenexa Acquisition Corp., Webhire, Inc., and Gazaway L. Crittenden, solely as the representative of the Equityholders (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated December 22, 2005)
2.2	Equity Purchase Agreement and Agreement and Plan of Merger, dated as of October 5, 2006, among Kenexa Corporation, Kenexa Technology, Inc., Birmingham Acquisition Corp., BrassRing LLC, BrassRing Inc., Gannett Satellite Information Network, Inc., BRLLC Holdings Inc., Tribune National Marketing Company, Accel VI L.P., Accel Internet Fund II, L.P., Accel Keiretsu VI L.P., Accel Investors '98 L.P., Accel VI-S L.P., Accel Investors '98-S L.P., James W. Breyer, and Gerald M. Rosberg solely as the representative of the stockholders of BRINC and the selling members of BRLLC (incorporated by reference to Exhibit 2.1 filed with the Company's Current Report on Form 8-K dated October 6, 2006)
3.1	Amended and Restated Articles of Incorporation of Kenexa Corporation (incorporated by reference to Exhibit 3.1 filed with the Company's Quarterly Report on Form 10-Q dated November 9, 2007)
3.2	Amended and Restated Bylaws of Kenexa Corporation (incorporated by reference to Exhibit 3.2 filed with the Company's Quarterly Report on Form 10-Q dated November 9, 2007)
4.1	Form of Specimen Common Stock Certificate of Kenexa Corporation (incorporated by reference to Exhibit 4.1 filed with Amendment No. 4 to the Company's Registration Statement on Form S-1 dated June 20, 2005, Registration No. 333-124028)
10.1*	Kenexa Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.2*	Form of Non-Qualified Stock Option Agreement under the Kenexa Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.3*	Kenexa Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.4*	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Director) (incorporated by reference to Exhibit 10.4 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)

Exhibit Number	Description of Document
10.5*	Form of Non-Qualified Stock Option Award Agreement under the 2005 Equity Incentive Plan (Employee) (incorporated by reference to Exhibit 10.5 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.6*	Kenexa Corporation Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated October 20, 2006)
10.7	Investor Agreement dated April 8, 2005 among Kenexa Corporation and certain shareholders (incorporated by reference to Exhibit 10.7 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028) of Kenexa Corporation
10.8	Agreement Among Certain Management Shareholders dated April 8, 2005 among Kenexa Corporation and the investors named therein (incorporated by reference to Exhibit 10.8 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.9	Second Amended and Restated Registration Rights Agreement, dated March 29, 2001 (incorporated by reference to Exhibit 10.9 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.10	Agreement of Lease between Liberty Property Limited Partnership and Raymond Karsan Associates dated July 1, 1996 (incorporated by reference to Exhibit 10.10 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.11	First Amendment to Agreement of Lease dated August 14, 2002 between Liberty Property Limited Partnership and Kenexa Corporation (incorporated by reference to Exhibit 10.11 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.12	Second Amendment to Agreement of Lease dated November 8, 2002 between Liberty Property Limited Partnership and Kenexa Corporation (incorporated by reference to Exhibit 10.12 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.13	Credit Agreement dated November 13, 2006 by and among Kenexa Technology, Inc., the several banks and other financial institutions from time to time parties thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.24 filed with the Company's Current Report on Form 8-K dated November 17, 2006)
10.14	Revolving Credit and Security Agreement dated July 15, 2003 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.13 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.15	First Amendment and Waiver to Revolving Credit and Security Agreement dated October 10, 2003 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.14 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.16	Second Amendment and Modification to Loan and Security Agreement dated March 22, 2005 between PNC Bank, National Association and Kenexa Technology, Inc. (incorporated by reference to Exhibit 10.15 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.17	Third Amendment and Modification to the Revolving Credit and Security Agreement dated December 29, 2005 between Kenexa Technology, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.24 filed with the Company's Current Report on Form 8-K dated December 30, 2005)

Exhibit Number	Description of Document
10.18	Guaranty dated July 15, 2003 by Kenexa Corporation in favor of PNC Bank, National Association 1996 (incorporated by reference to Exhibit 10.16 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.19	Form of Indemnification Agreements between Kenexa Corporation and each of its directors and certain officers (incorporated by reference to Exhibit 10.23 filed with the Company's Registration Statement on Form S-1 dated April 12, 2005, Registration No. 333-124028)
10.20*	Separation Agreement by and among Kenexa Technology, Inc., and Eliot Chack (a/k/a Elliot H. Clark), dated November 26, 2006 (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated November 29, 2006)
10.21*	Form of Restricted Stock Award Agreement under the 2005 Equity Incentive Plan (Non-Employee Director) (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated August 14, 2007.)
10.22	First Amendment to the Credit Agreement dated March 26, 2007 among Kenexa Technology, Inc., the several banks and other financial institutions parties thereto and PNC Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K dated March 30, 2007.)
21.1	Subsidiaries of Kenexa Corporation
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Grant Thornton LLP
31.1	Certification by Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification by Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification Furnished Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

I, Nooruddin S. Karsan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kenexa Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ NOORUDDIN S. KARSAN

Nooruddin S. Karsan
Chief Executive Officer

Exhibit 31.2

I, Donald F. Volk, certify that:

1. I have reviewed this Annual Report on Form 10-K of Kenexa Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

/s/ DONALD F. VOLK

Donald F. Volk
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report of Kenexa Corporation (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Nooruddin S. Karsan, Chief Executive Officer of the Company and Donald F. Volk, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to their respective knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ NOORUDDIN S. KARSAN

Nooruddin S. Karsan
Chief Executive Officer
March 16, 2009

By: /s/ DONALD F. VOLK

Donald F. Volk
Chief Financial Officer
March 16, 2009

This certification is made solely for the purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose. A signed original of this written statement required by Section 906 has been provided to Kenexa Corporation and will be retained by Kenexa Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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10 exa

what it's like to work here.

1. If you don't have passion for the place, you'll fail.

Our history has frequently been defined by heroic efforts. And, let's face it, what we do is demanding. It's not that the days are too long here, it's that they're too short. To succeed you have to thrive on taxing challenges and internalize your work as a connected part of your life. We don't offer jobs, we offer careers.

2. Extreme Service means busting your butt for the client. Everyday.

We do whatever it takes to be fast, accurate, responsive and proactive with the people who pay our bills and cement our future. Even when it hurts.

3. We're addicted to momentum. Without it, we wither.

From the very start, this company was founded by people who leaned into the wind and kept going. Momentum takes you places; it's powerful and provides cultural energy—energy that we each feed on. Grab an oar or get off the boat.

4. If it won't sell, don't do it.

A source for our momentum is the understanding that what we create has to be purchased by someone. If we're not adding value to what we do, we are wasting our talent. It's as simple as that.

5. You're allowed to laugh your way through a problem.

Never in our history have we forgotten to laugh—no matter how hard the work, how high the stress, or how rough the day. Constantly. Humor is at the core of who we are, and when we work hard, we laugh harder.

6. Opportunity exists here. Find it.

You could say we are entrepreneurial, but we're more than that. We believe to our core that talent has no limits, and we're driven by taking on challenges, trying new things and learning from our mistakes. Rewards come to those who recognize opportunities and are willing to take risks and grab them.

7. Take initiative. Period.

People who succeed here take powerful ownership of their own roles and learning opportunities, and don't wait for information to come to them. Find your own answers and push for better ways to do things. Lead on the fly, learn from your mistakes and ask for forgiveness later.

8. Making friends replaces our organizational hierarchy.

We're not big on structure—never have been and probably never will be. To get things done, we make personal connections to our team mates at all levels of the organization, and we help each other because we want to. This is why you'll see leadership from every nook and cranny of our organization, not just from the top.

9. Integrity is more than a word to us. It's in our DNA.

Every relationship we enjoy is built upon trust. We trust each other, and we work hard to earn the trust of our customers. It's a very powerful bond that we don't take for granted.

10. Our calling is improving lives by what we do.

No matter who they are, or what part of the world they live in, people define themselves by the work that they do. It's unavoidable. Work can make us feel appreciated or ignored, connected or isolated, competent or foolish; and have a profound effect on every part of our lives. At Kenexa, we believe that when people are in jobs they love, they are not only more productive employees, they are also better parents, friends, partners and neighbors. Our work is to make this happen for everyone. It's our passion—our purpose—and it's how we serve humanity worldwide everyday.

Kenexa

CORPORATE HEADQUARTERS
650 East Swedesford Road
2nd Floor
Wayne, PA 19087